UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

[X] **Form C: Offering Statement**

[ ] **Form C-U: Progress Update:**

[ ] **Form C/A: Amendment to Offering Statement:**

       [ ] **Check box if Amendment is material and investors must reconfirm within five business days.**

       Nature of the Amendment: _____

[ ] **Form C-AR: Annual Report**

[ ] **Form C-AR/A: Amendment to Annual Report**

[ ] **Form C-TR: Termination of Reporting**

Name of issuer: Sugarfina Corp.

Legal status of issuer:

    Form: Corporation

    Jurisdiction of Incorporation/Organization: DE

    Date of organization: 9-26-2020

Physical address of issuer: 1700 E Walnut Ave., Suite 500, El Segundo, CA 90245

Website of issuer: http://www.sugarfina.com

Name of intermediary through which the offering will be conducted: OpenDeal Portal LLC dba Republic

CIK number of the intermediary: 0001751525

SEC file number of intermediary: 007-00167

CRD number, if applicable, of intermediary: 283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a cash fee comprised of: (i) six percent (6%) of any amounts raised up to two million dollars ($0.00- $2,000,000); four percent (4%) of any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and three percent (3%) of any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

In addition to the cash fees reflected here, the Intermediary will also receive compensation in the form of securities equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00- $2,000,000); one percent (1%) of the securities sold for any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and one half of one percent (0.5%) of the securities sold for any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

Type of security offered: Common Stock

Target number of securities to be offered: 2,500

Price (or method for determining price):   10.00

Target offering amount: __25000.00__

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: __Investors will make waitlisted commitments and then let off waitlist as space becomes available. r.__

Maximum offering amount (if different from target offering amount): __$5,000,000.00__

Deadline to reach the target offering amount: __04-30-2022__

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: __120 full time and 33 part time employees__

Total Assets:	Most recent fiscal year-end:	10,964,800.00	Prior fiscal year-end:	14,216,397.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	2,194,883.00	Prior fiscal year-end:	3,071,217.00
Accounts Receivable:	Most recent fiscal year-end:	1,111,239.00	Prior fiscal year-end:	2,877,114.00
Short-term Debt:	Most recent fiscal year-end:	3,345,546.00	Prior fiscal year-end:	4,784,720.00
Long-term Debt:	Most recent fiscal year-end:	10,402,819.00	Prior fiscal year-end:	15,485,435.00
Revenues/Sales:	Most recent fiscal year-end:	24,992,247.00	Prior fiscal year-end:	8,307,738.00
Cost of Goods Sold:	Most recent fiscal year-end:	13,184,826.00	Prior fiscal year-end:	9,336,649.00
Taxes Paid:	Most recent fiscal year-end:	5,463.00	Prior fiscal year-end:	0.00
Net Income:	Most recent fiscal year-end:	-4,694,881.00	Prior fiscal year-end:	-7,598,758.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH		Alberta	A0
X	California	CA	X	New Jersey	NJ		British Columbia	A1
X	Colorado	CO	X	New Mexico	NM		Manitoba	A2
X	Connecticut	CT	X	New York	NY		New Brunswick	A3
X	Delaware	DE	X	North Carolina	NC		Newfoundland	A4
X	Florida	FL	X	North Dakota	ND		Nova Scotia	A5
X	Georgia	GA	X	Ohio	OH		Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK		Prince Edward Island	A7
X	Idaho	ID	X	Oregon	OR		Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA		Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI		Yukon	B0
X	Iowa	IA	X	South Carolina	SC		Canada (Federal Level)	Z4

X	**Kansas**	KS	X	**South Dakota**	SD
X	**Kentucky**	KY	X	**Tennessee**	TN
X	**Louisiana**	LA	X	**Texas**	TX
X	**Maine**	ME	X	**Utah**	UT
X	**Maryland**	MD	X	**Vermont**	VT
X	**Massachusetts**	MA	X	**Virginia**	VA
X	**Michigan**	MI	X	**Washington**	WA
X	**Minnesota**	MN	X	**West Virginia**	WV
X	**Mississippi**	MS	X	**Wisconsin**	WI
X	**Missouri**	MO	X	**Wyoming**	WY

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Sugarfina Corp.
(Issuer)

/s/ Scott LaPorta, Chief Executive Officer
(Signature and Title)

/s/ Brian Garrett, Vice President of Finance and IT
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott LaPorta
(Signature)

Chief Executive Officer and Director
(Title)

06-11-2021
(Date)

/s/ Paul L. Kessler
(Signature)

Director
(Title)

06-11-2021
(Date)

/s/ Diana Derycz-Kessler

(Signature)

Director _____

06-11-2021 _____
(Date)

OFFERING MEMORANDUM ON FORM C DATED JUNE 11, 2021



Sugarfina Corporation
1700 E Walnut Ave., Suite 500
El Segundo, CA 90245

www.sugarfina.com

Up to $5,000,000 of Common Stock

$10.00 per share of Common Stock

Minimum Individual Purchase Amount: $500

Sugarfina Corporation ("Sugarfina," the "Company," "we," or "us"), a Delaware C Corporation, is offering 500,000 shares of Common Stock, plus up to 50,000 Bonus Shares of Common Stock, maximum to investors based on investment level. For more information, see "Plan of Distribution."

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500. The Company must reach its Target Offering Amount of $25,000 by April 30, 2022 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $25,000 under the Regulation CF Offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. Investors in this offering will grant a proxy to the Company's CEO to vote their shares on all matters put to a vote of the stockholders. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act of 1934 covering the Common Stock or five years after the execution of the

subscription agreement in connection with this offering. For more details, see "Securities Being Offered – Common Stock – Voting Rights and Proxy."

REPUBLIC'S COMMISSIONS AND FEES

	Price to Investors	Service Fees and Commissions (1)(2)(3)	Net Proceeds
Minimum Individual Purchase Amount (4)	$500	$30.00	$470.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$230,000	$4,770,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   At the conclusion of the offering, the issuer shall pay a cash fee comprised of: (i) six percent (6%) of any amounts raised up to two million dollars ($0.00-$2,000,000); four percent (4%) of any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and three percent (3.0%) of any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

(3)   In addition to the cash fees reflected here, the Intermediary will also receive compensation in the form of securities equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00-$2,000,000); one percent (1%) of the securities sold for any amounts raised between two million dollars and four million dollars ($2,000,000.01 - $4,000,000); and one half of one percent (0.5%) of the securities sold for any amounts raised between four million dollars and five million dollars ($4,000,000.01 - $5,000,000).

(4)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

The Intermediary is covering payment processing & escrow up to 1% of the total raise.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 9.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/sugarfina

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company

contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Sugarfina Corporation and its four subsidiaries, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada Ltd, and Sugarfina IP LLC, operate an upscale, luxury candy brand for adults through its e-commerce platform, wholesale, retail accounts, corporate gifting offerings, and retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. As of May 31, 2021, the Company operated 25 retail boutiques with 6 in Canada and 19 in the United States, including its 10 shop-within-a-shops in Nordstrom department stores. The Company offers additional value with its luxury packaging and premium products like Champagne Bears® made with premium Champagne and Island Pineapples made with real pineapple puree. The Company's confectionery is made by artisanal candy makers around the world, including in European countries like France, Germany, Italy and Greece.

We acquire our unique candy products and our distinctive packaging from global producers on a purchase order basis. Our candies and packaging are then sent to a co-packer facility in Tijuana, Mexico for assembly as finished product before shipping primarily to our new Las Vegas, Nevada operations center, as well as to a third party logistics center in San Diego when appropriate for distribution and fulfillment. Our products are primarily sold at price points ranging from $8.95 up to $195 through four primary channels – our e-commerce site, our retail stores, our wholesale channel including such stores as Nordstrom, Paper Source, Neiman Marcus's, and Bloomingdale's, and our corporate and custom gifting offering. The Company also has two franchise stores located in Hong Kong. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging that are design patented as well as trademark and copyright protected.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000*
Price Per Security	$10.00
Minimum Individual Purchase Amount	$500 †
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 31.
Voting Rights	See the description of the voting rights on page 65.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee as explained on page 2 of this Offering Memorandum.

† The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

For details on how to subscribe in this Offering, please see "Plan of Distribution," page 71.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business

All of our assets are pledged as collateral to our lender, BLG.

On October 31, 2019, Sugarfina Holdings LLC (the "Successor") acquired certain assets and liabilities of Sugarfina, Inc. ("the Predecessor") out of Chapter 11 bankruptcy in the State of Delaware. To fund the asset purchase the Successor signed a Secured Promissory Note (the "Note") as debtor to Bristol Luxury Group LLC ("BLG") in the amount of $15,000,000 at an interest rate of 12% per annum. BLG owned 80% of the Successor at the time and formed a new management team. The majority owners of BLG are Bristol Investment Fund, Ltd. (which owns 41.17% of BLG) and Vendome Trust (which owns 41.17% of BLG). Together, BIF and Vendome Trust own 82.34% of BLG. Currently BLG owns 99.5% of the Company.

Paul L. Kessler, as manager of the investment advisor to BIF, has the power to vote and dispose of the interests held by BIF. Paul L. Kessler and Diana Derycz-Kessler, as trustees of the Vendome Trust, have the power to vote and dispose of the membership interest held by Vendome Trust. Paul L. Kessler and Diana Derycz-Kessler also sit on the Company's board of directors. Also, Scott LaPorta, current CEO and director of the Company owns 2% of BLG directly. Mr. LaPorta was also CEO of the Successor when it entered into the debt agreement with BLG and continues to serve as CEO of the Company. See also "Interest of Management and Others in Certain Transactions."

The Company reduced the debt owed to BLG under the Note to $8,000,000 on April 30, 2021, with retroactive effect dating back to September 26, 2020. This debt remains secured by a first priority interest in the collateral specified in the Security Agreement. This means that if the Company were to declare bankruptcy BLG and its holders would be paid first before the Company's stockholders would receive anything.

At the time of this offering, the Company is also liable for $3,650,000 in debt in the form of loans from the Small Business Administration ("SBA") under the Paycheck Protection Program ("PPP"), which would also be given priority over the Company's stockholders if that loan is not otherwise forgiven under the terms of the PPP. For more details regarding the PPP loan please see immediately below.

We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. We cannot assure you that we will be able to obtain additional funds on commercially reasonable terms, if at all.

As of December 31, 2020 we had $8,990,915 of outstanding indebtedness under the Note (see above). On April 8, 2020, Sugarfina USA LLC, a wholly-owned subsidiary of the Company, applied for and was granted a loan under the Small Business Administration's ("SBA") Paycheck Protection Program ("PPP") in the amount of $2,000,000 through JPMorgan Chase Bank, N.A., for the purpose of covering the Company's payroll, lease payments and utilities. The loan has a maturity date of April 8, 2022, with an annual interest rate of 0.98%. Under the terms of the loan, Sugarfina has a six month deferral period. In March 2021, the Company received an additional PPP loan in the amount of $1,650,000. We believe that the PPP loans will be forgiven in their entirety based on the federally issued guidelines for use of proceeds and forgiveness. Our debt level could limit our ability to obtain additional financing and could have other important negative consequences, including:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and accelerations of such indebtedness;

- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;

- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;

- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;

- place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and

- limit our ability to react to competitive pressures or make it difficult for us to carry our capital spending that is necessary or important to our growth strategy.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations. Additionally, if we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

On October 31, 2019, in connection with commencement of the Successor and the closing of the asset purchase agreement, BLG provided the Successor a cash injection of $1,600,000 for use as working capital. Of this cash injection, $1,420,000 was recognized as equity and the remaining $180,000 was recorded in accounts payable, without any further documentation, to be used as working capital. The funds in accounts payable will be repaid as operations allow. In August 2020, BLG provided the Successor another cash injection of $1,000,000 for working capital on the same terms and recorded in accounts payable in the same manner as the $180,000. See also "Interest of Management and Others in Certain Transactions."

Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In addition, the recent worldwide economic slowdown make it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

Our success depends on our ability to uphold the reputation of our brand, which will depend on our product quality, the effectiveness of our marketing, and our customer experience.

We believe that our brand image and brand awareness is vital to the success of our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customer. Among other things, we rely on social media platforms, such as Instagram and Twitter, to help implement our marketing strategies and promote our brand. Our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high-quality products acceptable to our customers, or if we face a product recall. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Additionally, while we devote considerable efforts and resources to protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

In the event we experience an issue with product quality, we may experience recalls or liability in addition to business disruption which could further negatively impact brand image and reputation and negatively affect our sales. Our brand image and reputation may also be more difficult to protect due to less oversight and control as a result of outsourcing the production and manufacturing of our candies, chocolates, and packaging, including assembly of those products and related packaging. We also could be exposed to lawsuits relating to product liability or marketing or sales practices. Deterioration to our brand equity may be difficult to combat or reverse and could have a material effect on our business and financial results.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the confectionery market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow moving inventory, which may result in lower profit margins, negatively impacting our financial condition and results of operations.

Even if we are successful in anticipating consumer demands, our ability to adequately react to and execute on those demands will in part depend upon our continued ability to develop and introduce fashionable and functional, high-quality products. If we fail to design products in the categories and tastes that consumers want, demand for our products could decline and our brand image could be negatively impacted. Our failure to effectively introduce new products and enter into new product categories that are accepted by consumers could result in excess inventory, inventory write-downs, decreases in gross margins and a decrease in net revenues, which could have a material adverse effect on our financial condition.

Our future results may be adversely affected if we are unable to implement our strategic plan and growth initiatives.

Our ability to succeed in our strategic plan and growth initiatives will require significant capital investment and management attention, which may result in the diversion of these resources from our core business and other business issues and opportunities. Any new initiative is subject to certain risks, including customer acceptance, competition, ramp-up time of future projects, product differentiation, challenges with respect to material sourcing, and/or the ability to attract and retain qualified management and other personnel. The design, development and construction of our planned innovation and product line expansion, brand and digital marketing, working capital investment and the development of a centralized distribution center will put pressure on our managerial, financial, operational and other resources. We cannot assure you that we will be able to locate suitable facilities or suppliers on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that such centers, when opened, will prove viable or successful. There can be no assurance that we will be able to develop and successfully implement our strategic plan and growth initiatives to a point where we will become and/or continue to be profitable or generate positive cash flow. If we cannot successfully execute our strategic plan and growth initiatives, our financial condition and results of operations may be adversely impacted.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue.

The market for confectionery is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow or maintain our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of candies, chocolates and other products, including large, diversified confectionery companies with substantial market share and established companies expanding their production and marketing of candies, chocolates and other confectionery. Many of our competitors are large confectionery companies with strong worldwide brand recognition. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution, and other resources than we do.

As a result, these competitors may be better equipped than we are to influence consumer preferences or otherwise increase their market share by:

- quickly adapting to changes in customer tastes or consumer preferences;

- discounting excess inventory that has been written down or written off;

- devoting resources to the marketing and sale of their products, including significant advertising campaigns, media placement, partnerships and product endorsement; and

- engaging in lengthy and costly intellectual property and other disputes.

Our inability to compete successfully against our competitors and maintain our gross margin could have a material adverse effect on our business, financial condition and results of operations.

We face inventory risk. If we fail to accurately predict demand for our products, we may face write-downs or other charges.

We are exposed to inventory risks that may adversely affect operating results as a result of new product launches, changes in product cycles and pricing, limited shelf-life of certain of our products, changes in consumer demand, and other factors. We endeavor to predict accurately, based on information from our customers and distributors and reasonable assumptions, the expected demand for our products in order to avoid overproduction. Demand for products, however, can change significantly between the time of production and the date of sale. It may be more difficult to make accurate predictions regarding new products. In addition to our own marketing initiatives, we depend on the marketing initiatives and efforts of distributors in promoting products and creating consumer demand. In the latter circumstance, we have limited or no control regarding distributors' promotional initiatives or the success of their efforts.

Changes in consumer spending could have a negative impact on our financial condition and business results.

Our sales depend upon a number of factors related to the level of consumer spending, including the general state of the economy, federal and state income tax rates, and consumer confidence in future economic conditions. Changes in consumer spending in these and other areas can affect both the quantity and the price of our products that customers are willing to purchase at our retail stores, online purchases, through our distributors, such as our shop-in-a-shop arrangement with Nordstrom and other retailers, corporate gifting and through our two franchisees . Reduced consumer confidence and spending may result in reduced demand for our products, limitations on our ability to increase prices and increased levels of selling and promotional expenses. This, in turn, may have a considerable negative impact upon sales and gross margins.

We have a history of losses and cannot assure you that we will achieve or maintain profitable operations.

We have incurred significant net losses since we acquired our Predecessor, Sugarfina, Inc., out of bankruptcy effective November 1, 2019. Our net loss for the fiscal year ended December 31, 2020, was $4,694,881 primarily due to the temporary closure of our retail stores and department store partners due to COVID-19. Those COVID-19 impacts were partially mitigated by increasing revenue within other channels, such as e-commerce, driving gross margin improvement and reducing selling, general and administrative expenses. Our net losses from November 1 through December 31, 2019, was $7,598,758, primarily as a result of writing off obsolete inventory acquired. Predecessor's net loss for the period January 1 through October 31, 2019, was $36,522,283. See also "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Comparison of Results of Operations.*" We may continue to incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications, and delays, and other unknown events.

We cannot assure you that we will achieve sustainable operating profits as we continue to expand our infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to achieve and maintain profitability would have a materially adverse effect on our ability to implement our business plan, our results and operations, and our financial condition, and could cause the value of our Common Stock to decline, resulting in a significant or complete loss of your investment.

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 were implemented in the U.S., Europe, and Asia, and the increase in vaccination and vaccine availability in 2021 has supplemented these efforts to combat the virus. However, the future impacts of COVID-19, including of any novel strains of the virus, remains unknown. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Shares and investor demand for the Shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak or new strains of the virus and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

We are not currently experiencing disruption in product or packaging production from our suppliers as a result of the COVID-19 pandemic or otherwise, however, we are experiencing temporary delays in ocean transit times due to port delays in Asia, Europe, and the United States. As of the date of this filing, the Company is not experiencing any material shortages in labor, however, that may change as the economy continues to experience a resurgence from the effects of the COVID-19 pandemic.

On April 8, 2020, Sugarfina USA LLC, a wholly owned subsidiary of the Company, applied for and was granted a loan under the PPP in the amount of $2,000,000 through JPMorgan Chase Bank, N.A., for the purpose of covering the Company's payroll, lease payments and utilities. The loan has a maturity date of April 8, 2022, with an annual interest rate of 0.98%. Under the terms of the loan, Sugarfina has a six month deferral period. In March 2021, the Company received an additional PPP loan in the amount of $1,650,000. The Company believes that the PPP loans will be forgiven in their entirety based on the federally issued guidelines for use of proceeds and forgiveness. As of the date of the filing, we have $1,250,000 cash on hand from these PPP loans.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenues, improve margins and achieve profitability.

Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase net revenues, improve margins, and achieve profitability. In order to expand our customer base, we must appeal to, and acquire, customers who have historically purchased their candies and candy gifts from other retailers such as traditional brick and mortar retailers and the websites of our competitors. We also need to attract customers who might not ordinarily purchase candy and candy gifts but will change their purchasing habits in favor of our products, our packaging and the experience we offer. While our retail stores have been significantly negatively impacted by the COVID-19 pandemic, our e-commence business is growing significantly on a year-over-year basis.

We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. We cannot assure you that the net revenues from the new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality product experience, or if consumers do not perceive the products we offer to be of high value and quality, we may be unable to acquire or retain customers.

On March 2nd, 2021, one of our major customers, Paper Source Inc., filed for Chapter 11 Bankruptcy in the United States Bankruptcy Court for the Eastern District of Virginia. During March, April and May of 2021, Paper Source Inc. made "critical vendor payments" to Sugarfina pursuant to the bankruptcy process, paying down the outstanding amounts owed to the Company for products purchased. During this time, Paper Source Inc. continued to pay for current purchase orders it placed with us so that the Company would continue to be a strategic partner and supplier to them. Under the terms of their orders authorizing payment of pre-petition claims and of critical vendors entered by the court, the Company anticipates receiving substantially all of the remaining unpaid pre-petition balances. In the meantime, the Company continues supplying Paper Source Inc. in exchange for payments concurrent with shipments. In May 2021, Paper Source was purchased out of bankruptcy by a portfolio company of Elliot Investment Management L.P., a private investment fi

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission ("FTC"), Consumer Product Safety Commission and state attorneys general in the United States, as well as by various other federal, state, provincial, local and international regulatory authorities in the locations in which our products are distributed or sold. If we fail to comply with those regulations, we could become subject to significant penalties or claims or be required to recall products, which could negatively impact our results of operations and disrupt our ability to conduct our business, as well as damage our brand image with consumers. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant unanticipated compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net revenues.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our executive officers and management team, especially our Chief Executive Officer, Scott LaPorta. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

In addition, our continuing ability to attract and retain highly qualified personnel, especially employees with experience in the confectionery industry, will also be critical to our success because we will need to hire and retain additional personnel as our business grows. There can be no assurance that we will be able to attract or retain highly qualified personnel. We face significant competition for skilled personnel in our industries. This competition may make it more difficult and expensive to attract, hire, and retain qualified managers and employees. Because of these factors, we may not be able to effectively manage or grow our business, which could adversely affect our financial condition or business. As a result, the value of your investment could be significantly reduced or completely lost.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, especially the fall and winter holidays, Valentine's Day and Easter, than at other times of the year, which may cause fluctuations in our semi-annual results of operations. In addition, this trend was exacerbated by the impact of COVID-19 during the period of April 2020 through Spring of 2021 and may continue through the Summer of 2021. This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt."

Risks Related to Being a Small Business with Global Suppliers and Competition

We may not be able to pass on to our customers increases in the cost of goods, services, and labor, including increased costs due to the imposition of tariffs, necessary to our business.

Increases in the costs of ingredients, energy and labor directly affect our operations. Our candy suppliers use both cocoa and sugar, as well as other ingredients, which may increase in price if they become scarce or difficult to obtain. Also, the cost of transporting our products and packaging to our stores and warehouses fluctuates and as those costs rise this could impact our profits unless we pass the additional cost to customers. Additionally, in the current global and economic climate, governments sometimes impose tariffs on commodities, such as cocoa and sugar, and other products which would increase our costs as well.

We may be able to pass some or all of the cost increases from raw materials, energy, labor and tariffs to customers by increasing the selling prices of our products. However, higher product prices may also result in a reduction in sales volume and/or consumption. If we are not able to increase our selling prices sufficiently, or in a timely manner, to offset increased raw material, energy or other input costs, including packaging, pay for employees in our retail locations and elsewhere, or if our sales volume decreases significantly, there could be a negative impact on our profitability.

We rely on third-party suppliers and manufacturers to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We rely on third-party suppliers primarily located outside of the United States to provide raw materials for and to produce our products. The company that assembles our products is located in Tijuana, Mexico. For the year ended December 31, 2020, our largest supplier of confectionery is located overseas and supplied approximately 23% of our total raw candy. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of confectionery, packaging or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors, for confectionery, packaging, and raw materials. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations.

The loss of, or disruption in, our relationship with the provider that assembles our packaging, packs our products and ships them to our warehouses for distribution could have a material adverse effect on our business and operations.

Our operations are currently primarily dependent on a single provider for assembling our raw product into packaging, packing, and then shipping them to our distribution centers. We have a contract with the provider, which is located in Tijuana, Mexico, that expires in October 2021, but which we plan to renew and extend. Currently, we ship our finished goods from a third party logistics warehouse in San Diego, as well as from our new centralized distribution center in Las Vegas, Nevada.

Nevertheless, any significant interruption in the operation of the provider's plant or warehouses, now or in the future, due to natural disasters, accidents, system issues or failures, or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline.

We also depend upon third-party carriers for shipment of a significant amount of merchandise directly to our customers. An interruption in service by these third-party carriers for any reason could cause temporary disruptions in business, a loss of sales and profits, and other material adverse effects.

Our sales and gross margins may decline as a result of increasing freight costs.

Freight costs are impacted by changes in fuel prices through surcharges, among other factors. Fuel prices and surcharges affect freight costs both on inbound freight from suppliers to the distribution center as well as outbound freight from the distribution center to stores/shops, supplier returns and third-party liquidators, and shipments of product to customers. The cost of transporting our products for distribution and sale is also subject to fluctuation due in large part to the price of oil. Because most of our products are manufactured abroad, our products must be transported by third parties over large geographical distances and an increase in the price of oil can significantly increase costs. Manufacturing delays or unexpected transportation delays can also cause us to rely more heavily on airfreight to achieve timely delivery to our customers, which significantly increases freight costs. Increases in fuel prices, surcharges, and other potential factors may increase freight costs. Any of these fluctuations may increase our cost of products and have an adverse effect on our margins, results of operations and financial condition.

Changes in government policy, political unrest, and dynamics in the relationships between the U.S. government and foreign governments may have a negative impact on the Company and its franchisees.

We have two franchised stores located in Hong Kong managed by our franchisee, Upper East Corporation Limited ("Upper East"). The future development of national security laws and regulations in Hong Kong, and any resulting unrest among its citizens, may negatively affect Upper East and result in Sugarfina receiving fewer royalties from that business. On May 28, 2020, the National People's Congress of the People's Republic of China adopted the Decision on Establishing and Strengthening the Hong Kong Special Administrative Region's Legal System for the Safeguard of National Security and Implementation Mechanisms (the "Decision") and authorized the Standing Committee of the National People's Congress to promulgate a new law pursuant to and for the implementation of the Decision. The details of the Decision and resulting laws or rules continues to develop and there is no way to know for certain what the law will look like, how it will be implemented, and what the response of the citizens of Hong Kong will be. Also, the Company may be negatively impacted if the governments of the United States and the People's Republic of China impose tariffs or other obstacles to commerce between their countries.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Concerning Intellectual Property and Cybersecurity

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. We believe our Company's name, logo, domain name, registered and unregistered trademarks, patents, copyrights, domain names, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, patent, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our Company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

For example, currently we are engaged in a proceeding before the U.S. Patent and Trademark Office ("USPTO") concerning an intellectual property dispute with a company called Just Candy LLC, which filed an opposition to one of our trademark applications alleging its "functional" nature. We filed a counterclaim asserting the descriptive nature of the "Just Candy" mark. As of the date of this Offering Memorandum, the parties remain open to settlement and are in ongoing discussions but are moving forward with discovery in the coming weeks and months. Our brand is based on our ability to separate ourselves from our competition through our iconic and unique packaging. If we should lose this opposition we may also lose some of our ability to enforce our trademark rights with respect to our packaging. Loss of our unique look may impact our ability to stand apart from our competition and may also cause customers to lose interest in our brand and result in lower sales. *See also* "Business – Litigation".

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

Information technology system failures, breaches of our network security or inability to upgrade or expand our technological capabilities could interrupt our operations and adversely impact our business.

We and our franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our stores. Our and our franchisees' operations depend upon our and our franchisees' ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external cybersecurity breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us or our franchisees to litigation or to actions by regulatory authorities.

A party who is able to compromise the security measures on our networks or the security of our infrastructure could, among other things, misappropriate our proprietary information and the personal information of our customers and employees, cause interruptions or malfunctions in our or our franchisee's operations, cause delays or interruptions to our ability to operate, cause us to breach our legal, regulatory or contractual obligations, create an inability to access or rely upon critical business records, or cause other disruptions in our operations. These breaches may result from human errors, equipment failure, fraud or malice on the part of employees or third parties.

We expend financial resources and maintain cybersecurity insurance to protect against such threats and may be required to further expend financial resources to alleviate problems caused by physical, electronic, and cyber security breaches. As techniques used to breach security are growing in frequency and sophistication and are generally not recognized until launched against a target, regardless of our expenditures and protection efforts, we may not be able to implement security measures in a timely manner or, if and when implemented, these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, loss of existing or potential future customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Further, the regulatory framework around data custody, data privacy and breaches varies by jurisdiction and is an evolving area of law. We may not be able to limit our liability or damages in the event of such a loss.

In 2020, we were the target of a (novel) 'skimming' hack which compromised our e-commerce customers' payment information. Our cybersecurity policy covered the significant majority of the costs associated with the legal representation, forensic investigation, and notification procedures required by law as a result of this incident. All customers who were potentially impacted by this breach will receive a letter in the mail outlining the nature of their potential exposure as well as an explanation of the identity protection resources available to them. It is possible that the incident may result in higher cyber insurance premiums, in third party litigation, regulatory investigations, damages, fines, penalties, and/or in harm to our reputation.

If we or our franchisees are unable to protect our customers' data, we could be exposed to data loss, litigation, liability and reputational damage.

In connection with credit and debit card sales, we and our franchisees transmit confidential credit and debit card information. A number of retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. Third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our and our franchisees' security measures and those of our and our franchisees' technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our and our franchisees' operations. Any security breach could expose us and our franchisees to risks of data loss and liability and could seriously disrupt our and our franchisees' operations and any resulting negative publicity could significantly harm our reputation. We may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit and debit card information may be brought by payment card providers, banks, and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit), and federal and state regulators. Any such proceedings could harm our reputation, distract our management team members from running our business and cause us to incur significant unplanned liabilities, losses and expenses. In 2020, we were the target of a (novel) 'skimming' hack which compromised our e-commerce customers' payment information. Our cybersecurity policy covered the significant majority of the costs associated with the legal representation, forensic investigation, and notification procedures required by law as a result of this incident. All customers who were potentially impacted by this breach will receive a letter in the mail outlining the nature of their potential exposure as well as an explanation of the identity protection resources available to them. Although our cybersecurity insurance carrier has provided us a statement of coverage that we believe will cover the majority of costs associated with this incident, It is possible that the incident may result in higher cyber insurance premiums , in third party litigation, regulatory investigations, damages, fines, penalties, and/or in harm to our reputation.

Organizations face growing regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, and internal IT controls are often created in response to the tide of cyber-attacks and will increasingly impact organizations. Existing regulatory standards require that organizations implement internal controls for user access to applications and data. In addition, data breaches are driving a new wave of regulation with stricter enforcement and higher penalties. Regulatory and policy-driven obligations require expensive and time-consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance, often resulting in costly, one-off implementations to mitigate potential fines or reputational damage. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business and brand.

Risks Related to the Company's Securities and this Offering

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors in this offering.

Certain investors in this offering are entitled to receive additional shares of Common Stock (effectively a discount). Those investors who invest $10,000 or more in this offering will receive, as part of their investment, additional shares for their shares purchased ("Bonus Shares") equal to 10% of their investment. For example, an investor who purchases $10,000 of Common Stock will receive 1,000 shares of Common Stock plus an additional 100 shares of Common Stock worth $1,000 or 10% of their investment. As a result, that investor would own 1,100 shares of Common Stock, worth $11,000, after investing $10,000. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. See "Plan of Distribution — Perks." The Company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the Company receives.

We expect to raise additional capital through equity offerings and to provide our employees with equity incentives. Therefore, your ownership interest in the Company is likely to continue to be diluted.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will either underperform or cease operating and you will get nothing. Even if we sell all the shares of Common Stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we may fail. The Company may offer additional shares of its Common Stock and/or other classes of equity or debt that convert into shares of Common Stock, any of which offerings would dilute the ownership percentage of investors in this offering. See "Dilution." See also, *"Risk Factors – You may not have access to the same information that later investors may have."*

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company is controlled by two of its current directors.

Mr. Kessler and Ms. Derycz-Kessler, who currently sit on the board of directors, control more than 81.9% of the Company's Common Stock through their ownership of BLG. After the offering, if fully-subscribed and all bonus shares are issued, the Kesslers will continue to own approximately 78.5% % of the Company's outstanding Common Stock, which will allow them to continue to control the Company. In addition, pursuant to the subscription agreement that investors will enter into in connection with this offering, investors will grant the CEO an irrevocable proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. See "Securities Being Offered – Common Stock – Voting Rights; Proxy." As a result, investors in this offering will not have the ability to control or influence a vote of stockholders.

Investors will have no ability to impact or otherwise influence corporate decisions of the Company.

The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO, Mr. LaPorta, to vote their shares of Common Stock on all matters put to a vote of the stockholders. Furthermore, transferees of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. For more information, see "Securities Being Offered – Common Stock – Voting Rights; Proxy."

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

There is no current market for our Common Stock, so you may not be able to sell your shares.

The securities being offered in this Offering are subject to restrictions on resale for one year. See "Plan of Distribution – Transferability of Securities." There is no formal marketplace for the resale of the Company's Common Stock and the Company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them, as there would be if the Company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Since the Company has not established a trading forum for the Common Stock, there will be no easy way to know what the Common Stock is "worth" at any time. Investors should be aware of the long-term nature of their investment in the Company.

You may not have access to the same information that later investors may have.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Additionally, we are currently offering our Common Stock under Regulation A under the Securities Act (as defined below) through a different intermediary. The Regulation A offering statement may contain more information, or different information, than is contained in this Form C. By investing in this offering, you are taking the risk that you would have made a different investment decision if you had had access to that information.

With respect to the Regulation A Offering:

AN OFFERING STATEMENT REGARDING OUR REGULATION A OFFERING HAS BEEN FILED WITH THE SEC. THE SEC HAS QUALIFIED THAT OFFERING STATEMENT, WHICH ONLY MEANS THAT THE COMPANY MAY MAKE SALES OF THE SECURITIES DESCRIBED BY THE OFFERING STATEMENT. IT DOES NOT MEAN THAT THE SEC HAS APPROVED, PASSED UPON THE MERITS OR PASSED UPON THE ACCURACY OR COMPLETENESS OF THE INFORMATION

IN THE OFFERING STATEMENT. THE OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT IS AT:

- https://www.sec.gov/Archives/edgar/data/1824123/000110465921062276/tm2115444d1_253g2.htm

YOU SHOULD READ THE OFFERING CIRCULAR BEFORE MAKING ANY INVESTMENT.

What it Means to be a Minority Holder

As an investor in Convertible Promissory Notes of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to equity of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

USE OF PROCEEDS

The net proceeds of a fully-subscribed offering to the issuer, after total offering expenses, and commissions will be approximately $4,705,000 after deducting estimated offering expenses of approximately $295,000.

The following table breaks down the use of proceeds into different categories under various funding scenarios as follows:

Use of Proceeds	Target Offering Amount $25,000	25% of Maximum Offering Amount	50% of Maximum Offering Amount	75% of Maximum Offering Amount	100% of Maximum Offering Amount
Gross Proceeds to the Company	$25,000	$1,250,000	$2,500,000	$3,750,000	$5,000,000
Estimated offering fees and expenses	$2,000	$100,000	$185,000	$247,500	$295,000
Net Proceeds (1)	$23,000	$1,150,000	$2,315,000	$3,502,500	$4,705,000
Working Capital	$23,000	$1,150,000	$1,865,000	$2,525,000	$3,300,000
Product Development			$250,000	$275,000	$400,000
Brand Marketing			$200,000	$300,000	$400,000
Debt Repayment to BLG (2)				$402,500	$605,000

(1) For more details on the Company's plans and how it will use the proceeds of this Offering to implement those plans, please see "Management's Discussion and Analysis – Plan of Operations."

(2) For details regarding the Company's debt owed to BLG, *See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt."*

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

THE COMPANY AND ITS BUSINESS

Sugarfina Corporation and its four subsidiaries, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada Ltd, and Sugarfina IP LLC, operate an upscale, luxury candy brand for adults through its e-commerce platform, wholesale retail accounts, corporate gifting offerings, and retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. As of May 31, 2021, the Company operated 25 retail boutiques with 6 in Canada and 19 in the United States, including its 10 shop-within-a-shops in Nordstrom. The Company offers additional value with its luxury packaging and premium products like Champagne Bears® made with premium Champagne and Island Pineapples made with real pineapple puree. The Company's confectionery is made by artisanal candy makers around the world, including in European countries like France, Germany, Italy and Greece.

We acquire our unique candy products and our distinctive packaging from global producers on a purchase order basis. Our candies and packaging are then sent to a co-packer facility in Tijuana, Mexico for assembly as finished product before shipping primarily to our new Las Vegas, Nevada operations center, as well as to a third party logistics center in San Diego when appropriate for distribution and fulfillment. Our products are primarily sold at price points ranging from $8.95 up to $195 through four primary channels – our e-commerce site, our retail stores, our wholesale channel including such stores as Nordstrom, Paper Source, Neiman Marcus's, and Bloomingdale's, and our corporate gifting offering. The Company also has two franchise stores located in Hong Kong. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging that are design patented as well as trademark and copyright protected.

On September 6, 2019, Sugarfina, Inc. (the "Predecessor") filed voluntary petitions for relief under Chapter 11 ("Chapter 11 Proceedings") of the U.S. Bankruptcy Code in Delaware. Bristol Luxury Group, LLC ("BLG"), acquired substantially all of the Predecessor's assets, including the assumption of certain liabilities, pursuant to an asset purchase agreement for consideration of $15,125,000, including cash and a 20% membership interest in Sugarfina Holdings LLC, (the "Successor"). BLG installed new management at the Successor and commenced operations on November 1, 2019. On June 8, 2020, BLG acquired the 20% minority interest held by the Predecessor, making BLG the controlling stockholder with 100% ownership of the Successor.

The plan of reorganization was submitted to the bankruptcy court in March 2020. The bankruptcy court confirmed the plan of reorganization on May 13, 2020, and the plan was consummated on May 28, 2020. Accordingly, the Successor's consolidated financial statements include the operations of the Predecessor for the periods January 1 through October 31, 2019. The Successor's financial statements cover the periods from November 1 through December 31, 2019, and the year ended December 31, 2020.

On September 26, 2020, Successor reincorporated from a Delaware limited liability company into a Delaware corporation named Sugarfina Corporation ("Sugarfina" or, together with its consolidated subsidiaries, the "Company"). Otherwise, the ownership and management of the Company and Successor remain the same. On April 30, 2021, the Company completed a conversion of certain of its indebtedness into shares of Series A Preferred Stock with retroactive effect to September 26, 2020 (the "Debt Conversion"). See *"Management's Discussion and*

Analysis of Financial Condition and Results of Operations – Retroactive Conversion of the Company's Secured Promissory Note." The consolidated financial statements give retroactive effect to the Debt Conversion. See Note 8 to the Company's Financial Statements.

A New Company with New Management

Sugarfina Holdings LLC, the Successor, was formed on October 31, 2019, when Bristol Luxury Group, owned by four investors, acquired the assets of Sugarfina, Inc., the Predecessor, for $15,125,000 after it filed for bankruptcy on September 6, 2019. On November 1, 2019, Sugarfina Holdings LLC, the Successor, commenced operations with a new management team and new board of directors. On September 26, 2020, the Successor converted to Sugarfina Corporation, a Delaware corporation. The Company also has four subsidiaries. Sugarfina Global LLC is a holding company for Sugarfina Global Canada Ltd, an operating company for Sugarfina's Canadian business operations, and Sugarfina USA LLC is also an operating company focused on the United States. Sugarfina IP LLC was created to hold the Company's intellectual property assets.

Principal Products and Services

The Company has joined the luxury candy market with a uniquely fresh, fashionable and experiential approach to gourmet confections targeted to grown-ups. The Company sells its candies through our e-commerce platforms, our retail boutiques in North America in major cities, including Los Angeles, New York, Boston, Vancouver and Toronto, and through its franchise in Hong Kong. The Company also sells its candies through wholesale channels, corporate and custom gifting, and licensing. The Sugarfina brand focuses on flavors designed for the adult palate, such as Champagne Bears ® and Rosé Bears ®. Other leading flavors include Single Malt Scotch Cordials, Sugar Lips®, Peach Bellini®, Ice Cream Cones, and Sea Salt Caramels. The Company's candies are produced by artisan candy makers around the world and in many categories, from gummies to fruit jellies to chocolates. The Company has developed a distinct brand identity that resonates with today's customer by delivering an upscale experience from the moment customers engage with the brand at price points beginning at $8.95 up to $195. The Company also seeks to engage shoppers by offering new, interesting and unique products on a regular basis. Recent products added to the Sugarfina line include The Gelato Collection, The Cookie Collection, Tea by Sugarfina, Cold Brew Coffee Cordials, Coconut Toffee Macadamias, All-vegan Tropical Collection made from real fruit puree, our Spa Collection, vegan Cranberry Cocktail Bears, and new premium chocolate bars. The Company also introduces new products through innovative collaborations, such the upcoming Hampton Water Collaboration which includes three different rosé gummies made with premium rosé wine and inspired by the flavors of the upscale rosé brand founded by rock star Jon Bon Jovi and his son, Jesse Bongiovi. The Company's corporate customer base finds sophisticated gift options available at several price points as well.

The Company's brand is also made unique through its luxurious and iconic, design patented, copyrighted and/or trademarked packaging. The Company's signature Candy Cubes® are the building blocks of the iconic Sugarfina look. Although Sugarfina's Candy Cubes® can be sold separately, the Company also offers Candy Bento Boxes® which were inspired by the beauty and simplicity of Japanese bento boxes. Sugarfina's Candy Bento Boxes® allow for customization of gifts by allowing consumers to select a wide array of Candy Cubes® to fill each box. The Company offers a variety of sizes and colors to allow the consumer to customize their experience, which begins by selecting a Candy Bento Box® or Candy Trunk. Each Candy Bento Box® holds two, three, four, eight or 16 Candy Cubes®. The Candy Trunk holds nine or twenty Candy Cubes®. The Company has also recently introduced the Rainbow Bento Box, the Candy Care Package, and pineapple-shaped Tropical Bento Box. Our customers also delight in the Company's tasting boxes like its Valentine's "Love Letters" box, its "Sugarfina Boutique" tasting box, and its coveted holiday advent calendars, which feature beautifully designed packaging with pull-out 'drawers' filled with its best-selling candies. The Company aims for its customers to experience opening one of the Sugarfina packages as if they are opening a gift.

Overview

The Company has reached hundreds of thousands of consumers with its omni-channel distribution strategy. In this regard, the Company has a thriving ecommerce business, custom and corporate gifting business, and a major wholesale presence in over 900 accounts, including retailers such as Neiman Marcus, Nordstrom, Bloomingdales and premier resorts like St. Regis, Rosewood, Bellagio and Wynn. The Company also has 25 retail boutiques with 6 in Canada and 19 in the United States, including its shop-within-a-shops in Nordstrom. In addition to its retail boutiques in Canada, the Company also has an international presence through its franchise stores in Hong Kong.

The Company also aims to fuel its direct-to-consumer business by growing its 560,000+ e-mail subscriber list. The Company plans to expand its wholesale distribution with online gifting, specialty retailers, gourmet grocers, and grocery delivery in the United States and internationally, opening strategic retail locations, and growing its custom business to be the premier brand in corporate and custom gifting. Expanding e-commerce sales is also an important objective for the company, with a goal of achieving 50% of its revenues from e-commerce and of boosting sales of its products on its Amazon storefront. We also continue to develop new supplier partnerships, which allows us to diversify our supply base and continue developing and sourcing the best in unique, gourmet confections from quality artisans. Additionally, the Company has identified key markets for international growth across Asia, Europe, and the Middle East. A key initiative for 2021 has been the opening of Sugarfina's new, centralized distribution facility in Las Vegas, Nevada, which opened in April and enables approximately six to eight times increased distribution capacity. This will allow the Company to fulfill the increasing demand that its sales and marketing efforts are generating.

Since the Summer of 2020, the Company has been working to achieve the aforementioned goals. Sugarfina has grown its email subscriber list (potential customers) from 477,000 in January 2020 to 560,000 potential customers in April 2021, began supplying its candies to ten new gourmet grocers across the United States and Canada, as well as launched its products with new specialty e-commerce partners. The Company opened four new retail stores in Southern California on favorable rental terms during the 2020 holiday season and in January of 2021, and it plans to open another store at the new Chinese-themed Resorts World hotel in Las Vegas in the Summer of 2021. For the year ended December 31, 2020, Sugarfina's e-commerce channel accounted for 34% of its total sales up from 16% for the combined Successor and Predecessor periods in 2019. The

Company plans to continue expanding its e-commerce channel through both its own e-commerce platform in addition to Amazon sales.

We took possession and began shipping out of our new 50,000 square foot Nevada Headquarters and Operations facility in Las Vegas, Nevada in April 2021. We will begin shipping out of the facility by end of April and will continue to ramp up our shipment volume throughout the Summer and into the Fall. The new facility includes space for a Quality Assurance Lab and a corporate gifting center. Additionally, the Company plans to move its headquarter offices to the 6,000 square foot office space within the facility and establish the Nevada facility as the company's principal place of business. We anticipate certain tax advantages associated with the change of headquarters and principal place of business of Sugarfina Corporation to a Nevada company, as well as lower cost of office space and general and administrative expenses. The closure of the Company's New Jersey and Vancouver distribution centers and the movement of their operations to Nevada will enable us to benefit from lower labor costs, real estate costs, and utility costs. Moreover, centralizing our inventory into one location will allow us to improve customer service.

As a result of our international expansion efforts over the last 8 months, we have been able to bring Sugarfina products to the Australian market through well-known upscale Australian department store, Myer, launched our storefront on the popular Japanese e-commerce platform, Rakuten, brought Sugarfina to South Korea for the first time in partnership with The Galleria mall, and supplied our products to our first Spanish retail partner in Madrid. We also continue to expand our Canadian business with gourmet grocers and on-line gifting retailers.

Summary of Business Operations Since Acquisition

Since the acquisition of Sugarfina's assets and the birth of the new Company on October 31st, 2019, the business has faced certain challenges. The inception of the new Company occurred in the midst of the 2019 holiday season (historically the busiest and most profitable time of year for the brand), however, as the Predecessor had been in financial difficulties during the latter half of 2019 leading up to the bankruptcy, the new Company inherited an immediate inventory shortage which left it unable to fulfill many of the holiday orders it received, and consequently it was unable to take full advantage of its first holiday season. Furthermore, only the Company's profitable retail store leases were assumed by the Company during the bankruptcy process, which meant we had about 20 less retail locations for distribution during the holiday season.

During the last two months of 2019 and first few months of 2020, we worked tirelessly to stabilize and commercialize the Company as it recovered from the bankruptcy. Key initiatives undertaken during this time included renegotiation of retail store leases and headquarter office lease, restructuring of management and staffing levels, rationalizing the core product count to eliminate unprofitable SKU's, reducing inventory investment, and rebuilding a commercially viable go-to-market and stage-gated innovation processes.

In mid-March of 2020, amid heightening fears and state and local closure ordinances regarding the Covid-19 pandemic, Sugarfina, like many other companies, made the decision to close all its retail stores. Consequently, Sugarfina boutiques and its shop-in-shops within Nordstrom department stores remained closed from mid-March to mid-June 2020. Those closures significantly impacted the Company's revenues, as retail sales had historically constituted 40% - 50% of Sugarfina's revenues. The Company began re-opening its boutiques in late June 2020, ramping up to all boutiques open by September. During this period, we took the opportunity to optimize our e-commerce sales. We developed new marketing strategies focused on growing our e-customer list, increasing conversion, and growing the average order value.

Additionally, we took the opportunity to pursue sales channels that were still open during the pandemic, such as gourmet grocery stores and other online platforms. In keeping with our luxury brand identity, we launched our products into nine new premium, gourmet grocers throughout the United States and Canada in 2020, such as Mariano's, Gelsons, and Fresh Street Market. We also partnered with popular online floral and specialty gifting brands, opening new distribution channels that were operational throughout the closures of the pandemic, and these accounts have continued to purchase after the re-opening of retail stores. We also decided to expand our e-commerce reach by opening our own Amazon storefront, which launched in December 2020.

During the depths of the pandemic in Spring and Summer of 2020, we also launched several exciting new innovations to engage and delight our customer base, renewing the "new" Company's commitment to provide our brand fans with fresh, innovative, on-trend and quality confections. These new collections included the Gelato Collection, the Tea Collection, the Cookie Collection, Cold Brew Cordials, Coconut Toffee Macadamias, and more. We were able to reduce our time to market by over 50% when releasing these new confections as compared with the Predecessor. Those buzz-worthy innovations helped us to grow our social media following and customer list by generating press and attracting the attention of new customers.

Coming into the Fall and Holiday Season of 2020, our revenues began to pick back up, increasing month-over month as we released our popular Cookie Collection, our beautifully designed Halloween Bento Boxes®, and began pre-sale of our holiday offerings, including our coveted Advent Calendars, and our holiday Bento Boxes® featuring new innovations like Espresso Martini chocolates and vegan Cranberry Cocktail Bears. We also opened three new retail stores in Westfield Malls located in Southern California in time for the holidays on favorable rental terms to take advantage of increased holiday shopping foot traffic. Our Advent Calendars, an anticipated fan-favorite holiday item, sold out completely. Demand for our products during the holidays exceeded our fulfillment and distribution capacity by early December 2020, forcing us to restrain selling and marketing activities for most of December.

The year 2021 began with pre-sales of our Lunar New Year and Valentine's collections, the opening of a fourth new Westfield mall location in Southern California and the launch of Sugarfina products for the first time in Madrid, Spain and in Seoul, South Korea in the upscale Galleria Department Store. We are also expanding distribution with three new large, high-end resort wholesale accounts encompassing a total of nine hotel locations, a new luxury cruise ship account, and two well-known online grocery delivery companies in the U.S. and Canada. We have also begun construction of our Sugarfina store located in the new Resorts World hotel in Las Vegas, Nevada where we expect to be open by late June. Additionally, we have negotiated rental concessions with three of our retail store landlords (and are in discussions with two more) for the year 2021 that will allow us to better navigate the Covid-19 pandemic and the seasonal downturn in sales that we historically experience during the summer months.

The Company is poised to launch exciting new innovations throughout the Spring and Summer of 2021, including brand collaborations with a well-known and on-trend hard-seltzer brand, a popular long-running television show, and a vegan product line. We took possession of our new centralized distribution center and Nevada headquarters in Las Vegas in early April and began fulfilling e-commerce orders from this facility during the last week of April. We look forward to ramping up production in Las Vegas during the coming months, and believe that as we increase the facility's capacity, this will allow us to expand our distribution while avoiding issues we have faced in the past, such as the inability to meet demand which we experienced during the 2020 holiday season. As of late May, we had issued 68,930 shares of Common Stock and secured approximately $530,000 of net proceeds through our Regulation A crowdfunding campaign on www.startengine.com/sugarfina, and we anticipate that this number will continue to grow through our marketing efforts.

Market

The Company broadly distributes to its customers through its direct-to-consumer channels:

- e-commerce,

- boutiques,

- corporate gifting, and

- wholesale accounts.

As of the date of this filing, the Company leases 15 standalone stores in North America and has rent agreements with Nordstrom for 10 Shop in Shops. The Company plans to open an additional strategically located boutique in Las Vegas at Resorts World during the summer of 2021 and continues to search for advantageous retail lease opportunities in upscale shopping centers. The Company's e-commerce business has been supplemented by the opening of its Amazon storefront in December 2020 and the launch of its Rakuten storefront around the same time which allows the company to reach and serve the Japanese market. Sugarfina's Amazon page is managed by the Company's in-house e-commerce team, and orders are fulfilled by its own fulfillment team.

The Company has an integrated marketing strategy to increase consumption amongst its existing customer base and to attract and retain new customers. The Company aims to build brand awareness by pitching editors and gifting influencers, curating customized mailers, and partnering with media. Paid marketing tactics are focused on new customer acquisition and include search engine marketing, social media advertising, paid influencers, sampling and experiential events. Nonpaid marketing efforts focused on driving repeat and loyalty include email marketing to a large and growing subscriber base, social media posts featuring product and lifestyle content, PR outreach to major media outlets, and a revamped customer loyalty program called Sugarfina Rewards. The Company also plans to identify and stay current with new trends by attempting to develop partnerships with brands that have robust influencer relationships, such as the Hampton Water collaboration.

Competition

The retailing of confectionery products is highly competitive. The Company competes with premium chocolate brands such as Godiva, Compartes, and Vosges. Some of the Company's competitors have greater name recognition and financial, marketing and other resources than us, although it is worth clarifying that while Sugarfina focuses primarily on and is known chiefly for its gummy candy products and innovations, the competitors mentioned above focus mainly on chocolate.

The Company believes that its principal competitive strengths lie in its unique candies created for grown-up tastes, quality confectionary made by artisan candy makers from around the world, and the ability to offer new candies. The Company also believes that its sophisticated branding, iconic packaging, and fashionable and fun stores set the Sugarfina brand apart from its competitors.

Suppliers and Raw Materials

The Company's candies are manufactured by candy makers across the globe, including in Germany, France, Italy and Greece. The Company uses multiple candy makers to provide products such as gummies and chocolate on a purchase order basis. Similarly, the Company's packaging is produced by suppliers on a purchase order basis. The Company continuously seeks to expand its base of confectionery and packaging suppliers. Currently, the Company's products are shipped from its suppliers to an unaffiliated third-party assembly and logistics partner pursuant to a co-packing agreement. This partner has a facility located in Tijuana, Mexico, and provides services including inventory management, production, fulfillment, and reporting. Additional services include importation and exportation logistics to and from Mexico, as well as additional storage and handling services performed in San Diego, California at a third-party logistics facility. Our 4-year contract expires in October 2021, and we expect to renew and extend the agreement. The agreement also contains an exclusivity clause restricting our logistics partner from performing work for certain competitors of the Company during the term of the agreement and for 12 months thereafter. Once assembled, our partner ships our packaged products to our Nevada operations center for assembly, storage, and/or order fulfillment. The development cost of this centralized distribution facility including equipment, fixtures, supplies, and deposits is approximately $1.3 million, of which about $1,000,000 has been funded. Because the Company's products are manufactured by its vendors, the Company does not directly purchase raw materials for confectionery production. Nevertheless, the Company may be impacted indirectly by shortages, price increases, or tariffs imposed on the ingredients used to make its products.

Employees

The Company currently employs approximately 120 full-time and 33 part-time employees.

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, especially the fall and winter holidays, Valentine's Day and Easter, than at other times of the year, which may cause fluctuations in our semi-annual results of operations. In addition, this trend was exacerbated by the impact of COVID-19 during the period of April through August of 2020. This seasonality may adversely affect the Company's business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different semi-annual periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period. See also, "Risk Factors – Our business is affected by seasonality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Seasonality."

Intellectual Property

Trade Name and Trademarks

The Company has an extensive intellectual property portfolio. The brand's iconic packaging including the brand mark, Candy Cube® and Candy Bento Box ® are protected by the following:

- more than 25 U.S. design patent registrations and allowances

- more than 25 U.S. trademark registrations and allowances and a further 189 worldwide

- 7 U.S. copyright registrations

- Trademark and patent registrations in 28 international jurisdictions

The Company publishes information regarding its intellectual property on its website, available at https://www.sugarfina.com/patents-and-trademarks.

The Company has one case pending involving its intellectual property. For more information, please see "Litigation," immediately below.

Litigation

The Company is currently involved in only one pending proceeding before the USPTO concerning an intellectual property dispute with a company called Just Candy LLC, which filed an opposition to one of our trademark applications alleging its "functional" nature. We filed a counterclaim asserting the descriptive nature of the "Just Candy" mark. As of the date of this filing, we are in ongoing discussions regarding a potential settlement.

THE COMPANY'S PROPERTY

The Company leases space for its current headquarters and retail stores, including leasing space from other retailers for its shop-within-a-shop. The Company has three distribution centers that it leases space in, including Las Vegas Vancouver and New Jersey, although the latter two leases expire at the end of May 2021, and their operations will move incrementally to the Las Vegas operations center. The Company also plans to move its headquarter offices to the new Nevada facility's 6,000 square foot office space, although it will maintain its Los Angeles offices for its Californian employees to work from.

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included with this Offering Memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview of New Successor Organization with a New Board of Directors and New Management after the Bankruptcy of the Predecessor

Sugarfina Corporation and its four subsidiaries Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada Ltd, and Sugarfina IP LLC operate an upscale candy brand for adults through retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. As of May 31, 2021, the Company operates 25 retail boutiques with 6 in Canada and 19 in the United States, including its shop-within-a-shops in Nordstrom. The Company acquires its unique candy products and distinctive packaging from global manufacturers on a purchase order basis. Our candies and packaging are then sent to a facility in Mexico for assembly before shipping to our Las Vegas facility for distribution and fulfillment. Our products are sold at price points ranging from $8.95 up to $195 through three primary channels – e-commerce or direct to consumer, through our wholesale channel including such stores as Nordstrom, Neiman Marcus, Paper Source and Bloomingdales, and through our retail stores. The Company also has two franchise stores located in Hong Kong. Our business model is based on building brand awareness through these channels and by developing our own signature products and packaging which are trademark and copyright protected.

The Successor Acquires Substantially All of the Predecessor's Assets

On September 6, 2019, Sugarfina, Inc. (the "Predecessor") filed voluntary petitions for relief under Chapter 11 ("Chapter 11 Proceedings") of the U.S. Bankruptcy Code in Delaware. BLG acquired certain of the Predecessor's assets, including the assumption of certain liabilities, pursuant to an asset purchase agreement for consideration of $15,125,000, including cash and a 20% membership interest in Sugarfina Holdings LLC (the "Successor"). BLG installed new management at the Successor and commenced operations on November 1, 2019. On June 8, 2020, BLG acquired the 20% minority interest held by Predecessor, making BLG the controlling stockholder with 100% ownership of the Company.

Accordingly, the Company's consolidated financial statements include the operations of the Predecessor for the periods January 1 through October 31, 2019 which are prepared on the going concern basis in accordance with the guidance in ASC 852. Successor's financial statements cover the periods from November 1 through December 31, 2019, and for the year ended December 31,

2020. *See Note 2 "Summary of Significant Accounting Policies – Chapter 11 Proceedings" to the Financial Statements.*

On September 26, 2020, Successor reincorporated from a Delaware LLC into a Delaware corporation named Sugarfina Corporation. Otherwise, the ownership and management of the Company and Successor remain the same.

Retroactive Conversion of the Company's Secured Promissory Note Held by BLG

On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the "Exchange Agreement") and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the "LLCA Amendment"), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the Note equal to $8 million in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

In order to provide for the issuance of preferred stock to BLG in connection with the corporate conversion, the Company also amended Article Fourth of the Certificate of Incorporation of the Company by filing a Certificate of Correction with the Delaware Secretary of State on April 30, 2021. The Certificate of Correction designates 800,000 shares of the Company's preferred stock as "Series A Preferred Stock" and fixes the rights, preferences, limitations, qualifications and restrictions with respect to the shares of such series. Effective September 26, 2020, the board of directors of the Company then issued 800,000 shares of Series A Preferred Stock to BLG in proportion to the number of preferred units BLG owned in Sugarfina Holdings LLC immediately prior to the corporate conversion.

A copy of the Exchange Agreement is filed as Exhibit F to this Offering Memorandum. Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC is filed as Exhibit E to this Offering Memorandum, the Certificate of Correction to the Certificate of Incorporation is filed as Exhibit B to this Offering Memorandum and the Conformed Copy of Certificate of Incorporation of Sugarfina Corporation is filed as Exhibit C to this Offering Memorandum.

The Company believes that this Debt Conversion may offer certain benefits to the Company, including lowering the debt load of the Company, potentially improving future liquidity, potentially improving our ability to obtain third-party financing, and generally providing more financial flexibility.

The Series A Preferred Stock issued to BLG does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. The Series A Preferred Stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues on a daily basis and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly.

Dividends are payable as declared by the Company's Board of Directors. Holders of Series A Preferred Stock receive dividends, when declared, and liquidation preferences over holders of common stock. Series A Preferred Stock is convertible to common stock at the option of the preferred stockholder. As of December 31, 2020, after giving effect to the Debt Conversion, there were un-declared dividends in the amount of $260,000.

Basis of Presentation

The Company's financial statements and other accompanying financial information are presented on a "Successor" and "Predecessor" basis. Sugarfina Holdings LLC (the "Successor") accounted for its acquisition of certain assets and assumption of certain liabilities of Sugarfina, Inc. (the "Predecessor") on November 1, 2019, as a business acquisition under the guidance of Accounting Standards Codification (ASC) 805, *Business Combinations.* Accordingly, certain financial information presented herein, including the allocation of the total purchase price of the business acquisition attributable to the purchase of the assets and liabilities, are based on the fair values of our assets and liabilities, as of the closing date of the business acquisition. In determining the fair value of the assets acquired and liabilities assumed, management relied on internal estimates, primarily considering observable market pricing and cash flow projections.

The Predecessor's consolidated financial statements are prepared in accordance with the guidance in ASC 852, *Reorganizations* for the period January 1, 2019 to October 31, 2019 on the going concern basis. Revenue, expenses, realized gains and losses, and provisions for losses directly related to the Chapter 11 Proceedings were recorded in "reorganization items, net." Reorganization items do not constitute an element of operating loss due to their nature and due to the requirement of ASC 852 that they be reported separately. *See Note 2 "Summary of Significant Accounting Policies – Chapter 11 Proceedings" to the Financial Statements.*

As a result of the Acquisition and application of purchase accounting under ASC 805, *Business Combinations*, the Successor's consolidated financial statements after November 1, 2019 are not comparable with the consolidated financial statements on or before that date as indicated by the "black line" division in the financial statements and footnotes. The Company's financial results for future periods following the division will be different from historical trends, and the differences may be material.

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina ® brand focusing on flavors designed for the adult palate, such as Champagne Bears ® made with premium champagne and Rosé Bears ® made with rosé wine. Other flavors include Single Malt Scotch Cordials, Sugar Lips®, Peach Bellini®, Ice Cream Cones, and Sea Salt Caramels. Our product assortment is sold direct to consumer via e-commerce, wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Bloomingdale's and Paper Source, and through our 25 retail stores. Predecessor had 54 retail stores, but in conjunction with the bankruptcy and reorganization, we eliminated all retail stores except for the 21 most profitable locations. Three new stores became operational in December 2020, and one in January of 2021.

The Company's wholesale and e-commerce sales are now our largest channels. As discussed in "-- *Plan of Operations,*" the Company plans to expand its e-commerce business and increase that stream of revenue.

Our revenues are driven by average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, the promotional activities implemented by the Company and its competitors, industry capacity, new product initiatives and quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our confectionery products are promptly shipped to our distribution centers after being produced and then distributed to customers directly through e-commerce, our retail stores, through our corporate gifting solution, or indirectly through our wholesale accounts.

The following table shows information about our revenue and operations, including details about our sales channels and store closings both prior to, and after, the Successor and its new management and board of directors began operations on November 1, 2019.

	Successor		Predecessor
	For the Year Ended December 31, 2020	**November 1, 2019 (Inception) to December 31, 2019**	**January 1, 2019 to October 31, 2019**
Wholesale	$ 9,484,175	1,806,767	$ 8,767,248
E-commerce	8,511,165	1,631,271	4,621,248
Retail	4,688,695	3,787,368	14,338,055
Corporate	1,700,087	1,062,700	2,459,420
Franchise	608,125	19,632	1,536,346
	$24,992,247	$ 8,307,738	$ 31,722,317
Number of Sugarfina boutiques (1)	14	11	17
Number of Nordstrom SIS	10	10	11
Total number of Sugarfina shops (2)	24	21	28

(1) In 2020, three Sugarfina boutiques were not operational until December 2020.
(2) Predecessor had 54 retail stores at the beginning of 2019, but in conjunction with the bankruptcy and reorganization, we eliminated all retail stores except for the 21 most profitable locations.

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as the fall and winter holidays, Valentine's Day and Easter than at other times of the year, which may cause fluctuations in our semi-annual results of operations. In addition, this trend was exacerbated by the impact of COVID-19 during the period of mid-March 2020 and continued throughout 2020. This seasonality may adversely affect the Company's business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period. *See also " – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt."*

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, and distribution of our products to customers. To the extent our candy and packaging suppliers pass on any increases in the of costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices potentially losing sales to price sensitive customers. The cost of our confectionery suppliers' ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugate, films and plastics used to package our products. The prices for raw materials are influenced by a number of factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies through short-term and long-term advance purchase contracts to lock in prices for certain high-volume raw materials, packaged components and certain fuel inputs. Through these initiatives, we believe we are able to obtain competitive pricing.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistics and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs, as well as the depreciation and amortization of corporate assets.

Advertising and Marketing

Our advertising and marketing expenses relate to our advertising campaigns, which include social media, print, online advertising, local promotional events, monthly agency fees and payroll costs related to sales and marketing personnel. We also invest in providing branded shelving units to our wholesale customers to display our products.

Expenses Related to Financing

Other income and expense consists primarily of interest expense associated with our Note. *See "— Liquidity and Capital Resources – Bristol Luxury Group LLC Debt."*

Comparison of Results of Operations

The following table sets forth consolidated results of operations and financial information for the periods indicated. The period from November 1, 2019 through December 31, 2019 (the "Successor Period") and the period January 1, 2019 through October 31, 2019 (the "Predecessor Period") are distinct reporting periods as a result of the Successor emerging as a new entity with a new management team on November 1, 2019. In order to provide some comparability of such information to the year ended December 31, 2020 ("Fiscal 2020") references in these results of operations to the change and the percentage change combine the Successor Period and Predecessor Period results to create results for the year ended December 31, 2019 ("Combined 2019"). While this combined presentation is not presented according to generally accepted accounting principles in the United States ("GAAP") and no comparable GAAP measures are presented, management believes that providing this financial information is the most relevant and useful method for making comparisons to the year ended December 31, 2019 as the two months of the Successor Period is not a significant period of time impacting the combined results.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Successor		Predecessor (A Debtor-in-Possession)
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	For the Period January 1, 2019 to October 31, 2019
NET REVENUE	$24,992,247	$ 8,307,738	$ 31,722,317
COST OF SALES	13,184,826	9,336,649	17,468,366
GROSS MARGIN (LOSS)	11,807,421	(1,028,911)	14,253,951
SELLING, GENERAL AND ADMINISTRATIVE	16,812,673	6,240,893	38,905,431
LOSS FROM OPERATIONS	(5,005,252)	(7,269,804)	(24,651,480)
OTHER INCOME (EXPENSE)			
PPP grant income	2,000,000	-	-
Interest expense	(1,702,231)	(304,108)	(3,698,454)
Other (expense) income	(15,942)	9,397	(10,358)
Reorganization items, net	-	-	(8,346,346)
	281,827	(294,711)	(12,055,158)
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(4,723,425)	(7,564,515)	(36,706,638)
(BENEFIT) PROVISION FOR INCOME TAXES	(28,544)	34,243	20,815
NET LOSS	(4,694,881)	(7,598,758)	(36,727,453)
OTHER COMPREHENSIVE (LOSS) INCOME			
Foreign current translation (loss) gain	(34,926)	-	205,170
TOTAL COMPREHENSIVE LOSS	$ (4,729,807)	$ (7,598,758)	$ (36,522,283)
NET LOSS PER SHARE/UNIT			
BASIC	$ (0.40)	$ (0.61)	
DILUTED	$ (0.38)	$ (0.61)	
WEIGHTED AVERAGE SHARES/UNITS OUTSTANDING			
BASIC	12,500,000	12,500,000	
DILUTED	12,500,000	12,500,000	

Fiscal 2020 compared to Combined 2019

Net revenues declined $15,037,808, or 38%, in Fiscal 2020 compared to Combined 2019 due to the impact of the COVID-19 pandemic and the closure of 33 retail stores in the bankruptcy process. The majority of the decline in net revenues was attributable to retail sales, which decreased $13,436,728, or 74%, The decrease in retail sales was primarily due to a reduction in retail stores in operation resulting from the closure of certain underperforming Company-owned locations during the bankruptcy process and due to COVID-19. Same store sales at all Company-owned stores and Nordstrom Shop-in-Shop decreased 59% during Fiscal 2020 compared with same store sales during Combined 2019. The decrease in retail sales was offset by a $2,258,646, or 36%, increase in e-commerce sales, which was primarily driven by more targeted and strategic marketing efforts during Fiscal 2020 compared with Combined 2019. Additionally, as a result of COVID-19, more consumers were making online purchases of our products as compared to the previous year.

Despite many of our department store partners being shut down due to COVID-19, we have been able to further expand into gourmet grocery and direct shipping partnerships. That has allowed our wholesale channel to only decrease by $1,089,840, or 10%, as compared to the higher decreases in other channels during Fiscal 2020 compared to Combined 2019. We have expanded distribution with additional gourmet grocery and on-line gifting companies partially offsetting the decline in our department store demand. Corporate sales and franchise sales declined $1,822,033, or 52% and $947,853, or 61%, respectively, during Fiscal 2020 compared to Combined 2019. COVID-19 had in impact on both channels, leading to lower sales as most socially oriented gifting events were cancelled or postponed. Our franchise revenues declined year-over-year due to the closure of stores.

Gross margin as a percentage of net revenue increased 14% during Fiscal 2020 versus Combined 2019. That result was driven by a price increase, the discontinuation of lower margin product, and the realignment of freight revenue versus freight expense.

Selling, general and administrative expenses decreased $28,333,651, or 63%, for Fiscal 2020, compared to Combined 2019. That decrease was driven by reductions in payroll, professional services, software, subscription services, and marketing. New management has built new process and protocols as well as streamlined the product offering to operate more efficiently. Additionally, unprofitable stores were closed thereby eliminating certain overhead support. The reduction in selling, general, and administrative expenses was achieved by eliminating unprofitable retail stores, redundant layers of management, excessive administrative costs, and streamlining the product offering.

Other income was $281,827 for Fiscal 2020, compared to a $12,631,696 expense for Combined 2019. The net increase was primarily due to PPP grant income, partially offset by non-cash interest expense related to the Bristol Luxury Group LLC Debt. *See "—Bristol Luxury Group LLC Debt" and "—Payment Protection Program".* Additionally, the Predecessor recognized certain reorganization expenses in 2019 due to its bankruptcy filing.

As a result of the foregoing, net loss for Fiscal 2020 was $4,694,881 compared to $44,326,211 during Combined 2019.

Current management was not operating the Predecessor during the Predecessor Period. However, management believes Successor's net loss for the Successor Period was due to a shortage of saleable good quality finished goods inventory as a result of the bankruptcy process and due to the lack of adequate liquidity of the Predecessor. Management believes that it has built a commercially viable business enabling the Successor to maintain adequate finished goods supplies to meet consumer demand.

Additionally, during the Successor Period, management was building new business processes, practices, and procedures to transform the business into a more profitable model. During this period, approximately $5,373,175 of unsaleable, obsolete, and damaged inventory was identified, segregated, destroyed, and properly disposed or reserved.

Liquidity and Capital Resources

The Company's current strategic initiatives require capital. We may seek to raise any necessary additional funds through equity or debt financings, including in this offering, the Regulation A Offering or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

As of December 31, 2020, the Company's cash and cash equivalents was $2,194,883. Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company's operations have been financed to date by a combination of revenue, debt and two cash injections. *See "-- Bristol Luxury Group LLC Debt."* The primary cash needs have been to fund working capital requirements (primarily marketing for fast growth and inventory to support that growth) and operating expenses.

Regulation A Offering

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933, as amended (the "Regulation A Offering"). The Company is offering up to 2,500,000 shares of Common Stock at a price of $10.00 per share, plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the "Offering Circular")) to investors based upon investment level. As of May 31, 2021, the Company had issued 68,930 shares of Common Stock and secured approximately $530,000 of net proceeds through the Regulation A Offering.

Bristol Luxury Group LLC Debt

On October 31, 2019, Sugarfina Holdings LLC, the Successor, acquired substantially all of the assets of Sugarfina Inc., the Predecessor, a separate entity with different ownership and management that was in bankruptcy. To fund the purchase of the Predecessor's assets, the Successor signed the Note as debtor to Bristol Luxury Group LLC ("BLG"), which holds 100% of the Successor's equity, in the amount of $15,000,000 at an interest rate of 12% per annum with a maturity date of May 21, 2021. When the Successor became Sugarfina Corporation on September 26, 2020, BLG continued to own the same controlling interest and the Note maturity date was extended by three years to May 2024. Under the terms of the Note, the Company may borrow, repay and reborrow funds under the Note in one or more loans up to the maximum of $15 million. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company's board of directors jointly own a majority of BLG. Scott LaPorta also owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020. This served to reduce the debt load of the Company. See above, *"--- Retroactive Conversion of the Company's Secured Promissory Note Held by BLG."* See also Note 8 to the Financial Statements.

Under the terms of the Note, the debt is secured by a first priority interest in substantially all of the Company's assets including cash, accounts receivable, inventory, fixed assets, and intellectual property. This means that if the Company were to declare bankruptcy, BLG and its holders would be paid first before the stockholders would receive anything. Furthermore, if the Company takes on additional debt after the Regulation A Offering, that debt and its creditors may also receive priority ahead of the stockholders in the event of bankruptcy.

On October 31, 2019, BLG also advanced $1,600,000 to the Successor primarily for the purpose of funding working capital. $1,420,000 of the cash injection was booked as equity and $180,000 recorded in the Company's accounts payable without further documentation. The working capital funds in accounts payable function like a line of credit under which the Company may borrow funds, repay those funds, and then borrow funds again. In August 2020, BLG added another $1,000,000 to the accounts payable for the purpose of making additional funds available to the Company to use as working capital. At December 31, 2020, the Company's accounts payable to BLG totaled $1,180,000 and, after giving effect to the Debt Conversion, the amount outstanding under the Note was $8,990,915.

Management opted to seek cash injections from BLG instead of seeking credit facilities with a bank or financial institution because management believes the terms of the cash loans from BLG would be more favorable than from a lending institution at this stage of the Company's development. Management was expecting to provide additional working capital to the Company in light of both its seasonality and the impact of the economic downturn resulting from the COVID-19 outbreak.

Given that all or substantially all of the Company's assets serve as collateral for the Note, the Company may find it difficult to obtain financing in the future on terms that are reasonable. Our current strategic initiatives require capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources which may be dilutive to existing stockholders. if we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Paycheck Protection Program

On April 8, 2020, the Successor applied for and was granted a loan under the SBA's Payment Protection Program ("PPP) in the amount of $2,000,000 through JPMorgan Chase Bank, N.A., for the purpose of covering the Company's payroll, lease payments and utilities. The loan has a maturity date of April 8, 2022, with an annual interest rate of 0.98%. Under the terms of the loan, Sugarfina has a six-month deferral period. That loan is presented on the consolidated statements of operations for Fiscal 2020 period as "PPP grant income". *See Note 9 to our Consolidated Financial Statements in Item 7.* The receipt of funds under the PPP has allowed the Company to temporarily avoid additional workforce reduction measures amidst a steep decline in revenue and production volume. The Company believes that since it used 100% of the funds exclusively for payroll, occupancy, and utility costs in accordance with the guidelines, that 100% of the loan will be forgivable. Accordingly, the Company plans to apply for 100% forgiveness. If the loan, or a portion thereof is not forgiven, the Company believes it will be able to repay the PPP loan and interest with funds from operations.

On March 15, 2021, the Company received a second draw SBA PPP loan in the amount of $1,650,000 through JPMorgan Chase Bank, N.A. The funds granted under that loan will be used to cover the Company's payroll, lease payments and utilities, according to the SBA guidelines, therefore the Company expects that the loan will be substantially forgiven. To the extent it is not forgiven, the Company would be required to repay that unforgiveable portion at an interest rate of 1% over a period of five years, beginning December 2021.

While the Company believes it has sufficient liquidity with its current cash position, the Company will continue to monitor and evaluate all financing alternatives as necessary as these unprecedented events evolve. For more information, please see "Risk Factors – We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows" and "-- Our results of operations may be negatively impacted by the coronavirus outbreak".

The Company estimates that if it raises the maximum amount sought in this offering and the Regulation A Offering, it could continue at its current rate of operations for two to three years without raising additional capital.

Plan of Operations

The Company aims to build brand awareness by pitching editors and gifting influencers, curating customized mailers, and partnering with media. Paid marketing tactics are focused on new customer acquisition and include search engine marketing, social media advertising, paid influencers, sampling and experiential events. Nonpaid marketing efforts focused on driving repeat and loyalty include email marketing to a large and growing subscriber base, social media posts featuring product and lifestyle content, public relations outreach to major media outlets, and a customer loyalty program called SugarfinaRewards.

We have grown our e-commerce customer list (potential customers) from 477,000 subscribers in January 2020 to 560,000 in April 2021 primarily through social media based advertising, influencer marketing, and sweepstakes. In 2020, the Company invested approximately $175,000 in these efforts to increase its e-commerce customer list by 10%. We have funded this activity with cash from operations. The Company plans to continue spending approximately $25,000 per month with cash from operations to continually increase its e-commerce customer list and drive online revenue growth. Proceeds of this offering allocated to marketing efforts will supplement this spend and help to fuel increased brand awareness and e-commerce purchases. The primary activities that were funded by the $175,000 and will be funded by the ongoing $25,000 per month include online advertising, such as Google search marketing, Facebook and Instagram advertising, digital display advertisements, paid influencer activations, and public relations efforts. The Company activates the subscriber list primarily through direct email marketing and messaging that drive website visits and sales.

The Company also plans to identify and stay current with new trends by attempting to develop partnerships with brands that have robust influencer relationships, such as the upcoming Hampton Water collaboration. The Company has recently signed new collaboration agreements with a popular hard-seltzer manufacturer company and a L.A.-based vegan foods brand. These agreements provide each party with licenses to the other's intellectual property for the purposes of promoting jointly branded products during the term of the agreement, and they contain basic marketing commitments such as promoting the collaboration via email and social media. These agreements do not contain any royalty provisions. Our internal creative team has designed specialty bento boxes, sleeves, and labels for these collaborations. We plan to invest approximately $15,000 in these components to support their launches. These initiatives will continue to be funded with cash from operations, however, proceeds of this offering allocated for product development may be used to fund future innovation launches.

The Company is expanding its North American wholesale business primarily through opening new specialty gourmet grocery and online gifting accounts with a focused effort from its internal sales force. During 2020 we expanded distribution in both categories in the United States and Canada. We funded those efforts with cash from operations. In November 2020, we launched into a major gourmet grocery chain based in the upper Midwest, and with a major online food gifting company. Both relationships are on a purchase order basis, and there is no agreement governing the terms of the relationship. We are funding this inventory investment with cash from operations. Additionally, we have expanded distribution with our existing large department store customers by building an internal "vendor direct ship" capability enabling us to list our products on their e-commerce platforms and ship consumer orders directly from our distribution facilities. That capability was funded with cash from operations. At the same time, we have been streamlining our operations by building a new centralized distribution center in Las Vegas. We have spent $1,000,000 developing our distribution center and estimate needing an additional $300,000 to complete the facility, which will be funded from cash currently on hand. However, as we continue to ramp up our distribution capacity within our Las Vegas facility, we may use proceeds of this offering to fund our increased inventory costs in order to meet the additional demand that we are able to accommodate.

In a further effort to expand our sales outlets in North America, we recently opened four new Sugarfina branded boutique retail stores in the greater Los Angeles area. The seven-year leases contain percentage of sales rent terms during the first two years and convert to a fixed rate rent in years three through seven with a mutual option for early termination after three years based on sales performance. The leases also call for Sugarfina to pay its pro rata share (based on store square footage) of common area maintenance charges and utilities. We funded the upfront deposits and leasehold improvements totaling approximately $160,000 with cash from operations and a $100,000 tenant improvement allowance from the landlord, bringing our net cost to $60,000. Three of the four new stores were operational beginning in December 2020 and the fourth store was operational beginning in February 2021.We plan to open a new store in a new luxury hotel and casino in Las Vegas, for which we have also received favorable terms of one year rent-free and subsequent percentage of rent for the term of the lease. We continue exploring additional retail locations for 2021.

The Company also built an additional on-line store front on Amazon.com that launched in December 2020. That on-line store will be managed by Sugarfina directly leveraging the Company's existing e-commerce infrastructure. As such, upfront incremental development costs have been minimal. The Company plans to sell its existing core product assortment through Amazon to meet this demand.

Internationally, we have four main initiatives underway. First, our own international team has expanded our international retail distribution by launching into Myer department stores in Australia, a luxury candy boutique in Madrid, Spain, and into the high-end department store, the Galleria, in Seoul, South Korea. Secondly, in November 2020 we launched the Sugarfina brand on a well-known Japanese luxury consumer e-commerce platform. Third, we have retained an international development firm based in the United Kingdom to pursue additional wholesale distribution expansion opportunities in the United Kingdom, Europe, and Russia. Fourth and finally, our valued franchise partners in Hong Kong are keen to expand their activities with the Sugarfina brand in SouthEast Asia by exploring setting up new retail boutiques and/or wholesale distribution in Macau. We currently also exploring the expansion of the Franchisee's rights to include e-commerce in both Hong Kong and Macau.

The Company is also implementing strategies for long-term operational improvements that should positively impact working capital. The Company aims to streamline its distribution process by concentrating all its assembled products in its new Las Vegas headquarters and fulfillment center, which we plan to eventually become the sole distributor of the Company's assembled products to retail stores, corporate gifting customers, and ecommerce customers. This initiative will enable the Company to consolidate its finished goods inventory, shipping activities, and increase capacity to meet higher demand from the revenue initiatives described above.

The Company is developing these incremental marketing, sales, distribution and operational capabilities to support its long-term plans to grow revenues funded by cash from operations. The net proceeds from this offering and the Regulation A Offering will be used as to accelerate our growth rate as a function of having additional capital to invest in product development, marketing, sales initiatives, and working capital. These plans include potentially acquiring incremental complimentary consumer lifestyle brands depending on market conditions. The acquisition of incremental brands is partially contingent upon raising additional capital in this Offering and the Regulation A Offering. Depending on the success of this Offering and the Regulation A Offering, we may utilize a portion of the proceeds for such acquisitions.

We foresee the largest obstacle that may prevent us from achieving our goals is the potential occurrence of additional waves of COVID-19 that causes the economy to shut back down, limiting consumer activity. We anticipate that our sales diversification, distribution, and expansion initiatives with gourmet grocery stores and opening additional online direct to consumer store fronts would partially offset the impact of a potential new outbreak. The second major challenge we may face relates to our supply chain, specifically with regard to our suppliers and co-packer. They may not be able to meet our demand needs without proper forecasts from us. We are building a stronger planning capability internally in order to provide rolling 12 months forecasts to our supply base to enable them to better and more timely meet our needs. Furthermore, additional major global waves of COVID-19 may strain our international suppliers' ability to meet our demand.

We believe our existing plans for 2021 can be funded with cash from operations, and if necessary, incremental short-term borrowings from the current stockholders, as well as the proceeds from the offering. *See "Use of Proceeds."*

There is no assurance that the Company's activities will generate sufficient revenues to sustain its operations without additional capital, or if additional capital is needed, that such funds, if available, will be obtainable on terms satisfactory to the Company. Accordingly, given the Company's limited cash and cash equivalents on hand, the Company may be unable to implement its business plans and proposed operations unless it obtains additional financing or otherwise is able to generate revenues and profits. The Company may raise additional capital through sales of debt or equity, obtain loan financing or develop and consummate other alternative financial plans. In the near term, the Company plans to rely on its primary stockholder, BLG, to continue its commitment to fund the Company's continuing operating requirements.

The proceeds of this Offering are primarily being raised to provide working capital (specifically for investment in inventory) to support a more aggressive sales distribution expansion effort to increase our growth rate. As of May 31, 2021, the Company had secured a second draw SBA PPP loan in the amount of $1,650,000 and approximately $530,000 of net proceeds through the Regulation A Offering.

Trend Information

Our primary goal is to add customers in our e-commerce and retail store sales channels as well as adding customers in our wholesale and corporate sales channel. As we add customers, we will be able to grow our brand. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in sales of our confectionery products.

We continue to find media channels to drive awareness and trial of our products and acquire new customers. As we continue to have more successful products and brands in our portfolio our ability to grow gains positive momentum.

The confectionery industry is a sizable market and is predicted to witness a steady CAGR of 3.5% in the period of 2019-2026 globally. We believe the Company is one of the few confectionery companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong portfolio of brands and an industry-leading creative, marketing, and sales team, we believe the Company has the potential to seize a larger portion of the US confectionery market.

Our net revenue has been negatively impacted by the COVID-19 pandemic. We are unable to predict the duration and magnitude of this impact going forward.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our logistics, transportation, supply chain and purchasing processes. On March 17, 2020, the Company issued a shelter-in-place order to its employees based in our El Segundo, California headquarters, and began welcoming employees back to headquarters in late June and early July 2020.

As the Company qualified as an essential business as defined by state regulations, we continued to operate our distribution centers while maintaining social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our fulfillment centers' operations. These safety measures include enhanced daily cleaning and disinfection policies, enhanced personal hygiene efforts and implementing social distancing efforts and awareness throughout the fulfillment centers. The reduced manpower in warehouses, together with increased e-commerce orders, led to minor delivery delays but we have not experienced any significant disruptions in our supply chain or any carrier interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to operate one or more of our fulfillment centers or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

During the depths of the pandemic in the year 2020, we experienced a significant increase in e-commerce demand primarily as a result of changes to consumer behaviors resulting from the various stay-at-home and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic, and we have continued to focus on boosting our e-commerce channel sales through 2021. It is possible that e-commerce demand may decrease as the restrictions of the COVID-19 pandemic begin to lift, and operating conditions, and consumer behaviors to resume to levels prior to the COVID-19 pandemic.

Nearly all stores have been directly and negatively impacted by public health measures taken in response to COVID-19, with nearly all locations experiencing reduced operations as a result of, among other things, modified business hours and store and mall closures. As a result, wholesale partners did not order products for their stores in line with forecasted amounts and have only recently begun ordering from us again. This trend has negatively impacted, and may continue to negatively impact, among other things, retail and wholesale sales.

During this challenging time, our foremost priority is the safety and well-being of our employees, customers, business partners and communities. In addition to our already stringent practices for the quality and safety of our products, we are diligently following health and safety guidance issued by the World Health Organization, the Centers for Disease Control and state and local governmental agencies. COVID-19 has had an unprecedented impact on our industry as containment measures continue to escalate. Numerous countries, states and local governments have effected ordinances to protect the public through social distancing, which has caused a significant decrease in, among other things, retail traffic and as a result, wholesale sales and retail sales. With that said, Sugarfina products remain available for sale online and in our stores, and we are observing increasing foot traffic in our U.S. stores due to the lifting of various COVID-19 orders and restrictions as well as the increase in vaccinations. Our current focus is on driving growth in our online sales and wholesale direct business partners. The number of our stores remaining open may change frequently and significantly due to the ever-changing nature of the outbreak.

In these challenging and unprecedented times, management is taking all necessary and appropriate action to maximize our liquidity as we navigate the current landscape. These actions include significantly reducing our operating expenses and purchasing volume to reflect reduced sales volumes as well as the elimination of all non-essential spending and capital expenditures. Further, in an abundance of caution and to maintain ample financial flexibility, we applied for and received first and second round PPP loans, which has allowed us to temporarily avoid workforce reduction measures amidst a steep decline in revenue. While we believe we have sufficient liquidity with our current cash position, we will continue to monitor and evaluate all financing alternatives as necessary as these unprecedented events evolve.

While we anticipate that the effects of the Covid-19 pandemic on our business will begin to subside with the increase in vaccine distribution, a decrease in state and local restrictions, and in increase in retail consumer activity, we cannot predict the duration or severity of the economic impact of COVID-19 or its ultimate impact on our wholesale operations.

The ultimate financial impact on the Company's future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this Form C Offering Memorandum, the company has experienced increased demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

RECENT OFFERINGS OF SECURITIES

Successor, Sugarfina Holdings, LLC, issued a 20% membership interest to Predecessor, Sugarfina, Inc., as part of the consideration paid for the assets of Predecessor. The issuance was exempt pursuant to 11 U.S. Code §1145(a). The Successor repurchased the 20% membership interest from Predecessor on June 8, 2020.

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933. The Company is offering up to 2,500,000 shares of Common Stock at a price of $10.00 per share, plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in the Offering Circular) to investors based upon investment level. As of May 31, 2021, the Company had issued 68,930 shares of Common Stock and secured approximately $530,000 of net proceeds through the Regulation A Offering. The Regulation A Offering will run for a period of 12 months, and the Company continues to purse raising more funds through its marketing efforts.

AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. THE SEC HAS QUALIFIED THAT OFFERING STATEMENT, WHICH ONLY MEANS THAT THE COMPANY MAY MAKE SALES OF THE SECURITIES DESCRIBED BY THE OFFERING STATEMENT. IT DOES NOT MEAN THAT THE SEC HAS APPROVED, PASSED UPON THE MERITS OR PASSED UPON THE ACCURACY OR COMPLETENESS OF THE INFORMATION IN THE OFFERING STATEMENT. THE OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT IS AT:

- https://www.sec.gov/Archives/edgar/data/1824123/000110465921062276/tm2115444d1_253g2.htm

YOU SHOULD READ THE OFFERING CIRCULAR BEFORE MAKING ANY INVESTMENT.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company's officers, significant employees and directors are as follows.

Name	Position	Age	Term of Office
Executive Officers:			
Scott LaPorta	CEO	58	Since November 1, 2019
Fiona Revic	Secretary and Corporate Counsel	30	Since July 6, 2020
Ryan Nelson	Vice President of Sales	45	Since November 1, 2019
Debra Allen	Vice President of Human Resources	42	Since November 1, 2019
Brian Garrett	Vice President of Finance and IT	40	Since January 11, 2021
Juliette Kim	Vice President of Marketing	40	Since January 25, 2021
Significant Employees:			
Roy Olson	Director of Operations	49	Since January 11, 2021
Directors:			
Scott LaPorta	Director	58	Since November 1, 2019
Paul L. Kessler	Director	60	Since November 1, 2019
Diana Derycz-Kessler	Director	56	Since November 1, 2019

Scott LaPorta, CEO and Director

Scott LaPorta is a proven senior executive with a record of driving outstanding performance within highly competitive and aspiration driven consumer businesses/brands including Levi Strauss, Hilton, Marriott, Bolthouse Farms, and most recently GT's Kombucha. Scott provides strategic vision as well as creative and disciplined operational leadership. He has successfully developed and commercialized under managed businesses into high growth enterprises while expanding margins and building capability. Mr. LaPorta has raised over $30 billion in capital and led or co-led over $10 billion of M&A activity as a CFO of operating companies in the hospitality, lodging, and casino industries. He has also led two IPO spin off transactions. Scott took on a turnaround role at Levi Strauss in 2002 that included leading strategy, planning, and restructuring and then ran three divisions of the company. Mr. LaPorta successfully led the commercialization, growth, and eventual sale of the Bolthouse Farms fresh food and beverage business at a category leading exit multiple for a private equity firm. He was with Bolthouse Farms from 2009 through 2016. From January 2017 to July 2018, Mr. LaPorta lead Neuro Drinks as its President. From September 2018 to September 2019, Mr. LaPorta served as Chief Commercial Officer of GT's Living Foods. Mr. LaPorta holds an MBA in Finance and Marketing from Vanderbilt University and a BS in Accounting from the University of Virginia. While he was at the University of Virginia Scott was a collegiate baseball pitcher.

Fiona Revic, Secretary and Corporate Counsel

Fiona Revic, Esq., is currently our Corporate Counsel. She has served in that position since July 2020. Prior to joining Sugarfina, she was In-House Counsel at Neoteryx, LLC from February 2020 to June 2020 responsible for all legal matters in the normal course of business and was previously Contracts Manager from March 2016 to February 2020 responsible for all commercial contracts. Prior to that, she was Assistant to In-House Counsel at Phenomenex Inc. from January 2015 to January 2016 and assisted with all legal matters. She holds Bachelor of Laws (LLB) degree from the University of Bristol, UK, completed her Legal Practice Course at the University of Law in London, UK, holds her Master of Laws (LLM) from UCLA, and is a member in good standing of the California Bar.

Ryan Nelson, Vice President of Sales

Ryan Nelson brings over 20 years of retail experience to Sugarfina. In his current role at Sugarfina, Ryan is responsible for managing the sales and merchandising strategies for the Sugarfina retail experience both in-store and online. Ryan has been with Sugarfina since May 2016. Prior to joining the brand, Ryan served as the head of retail at Godiva USA from November 2015 and brings a wealth of confections experience along with 10 years in retail management experience from KB Toys. Ryan attended Arizona State University.

Debra Allen, Vice President of Human Resources

Debra Allen serves as our current Vice President of Human Resources. She has been in the role since the launch of the Company on November 1, 2019. Prior to joining us, she served as the head of Human Resources at the Los Angeles Film School from August 2016 to August 2019. In that position she oversaw 400 employees at two different campuses as an HR department of one. Prior to that she held the position of Head of Human Resources for various entertainment companies and ran her own HR consulting firm, spanning from May 2004 to July 2016. She holds a B.A. in political Science from California State University, Northridge and is currently working on her master's degree in Human Resources Management at the University of Southern California.

Brian Garrett, Vice President of Finance and IT

Brian Garrett is currently our Vice President of Finance and IT. He joined the Company in January 2021. He brings over 17 years of experience leading accounting and finance teams and over 10 years of financial reporting experience for publicly traded companies. Prior to the Company, he served as Controller of Eagle Pipe, LLC from July 2017 to January 2021. He previously served as Controller at Elite Compression Services, LLC from May 2014 to June 2017, as Assistant Controller at Genesis Energy, L.P. from 2007 to 2014 and held various audit and assurance services roles at Deloitte from 2003 to 2007. He is a licensed CPA in the state of Texas and earned a BBA and MS in Accounting from Texas A&M University in College Station, TX.

Juliette Kim, Vice President of Marketing

Juliette Kim is currently our Vice President of Marketing. She joined Sugarfina in January 2021. She brings over 15 years of marketing experience from both the brand and retailer side to Sugarfina. Prior to joining us, she was the Senior Director of Global Brand Marketing and Product Development at Lancer Skincare from August 2019 to July 2020, Director of Product and Brand Marketing at Hourglass Cosmetics from November 2018 to July 2019, Senior Marketing Manager at Sephora from December 2016 to November 2018 and Brand Marketing Manager for Sally Hansen from June 2015 to July 2016. Her experience spans across brand, product and retail marketing as well as social media, more recently focused on the luxury space. She holds a B.S. in Marketing from the University of Illinois at Chicago.

Roy Olson, Director of Operations

Roy Olson is currently our Director of Operations and will lead our new centralized distribution facility which will start operations in Spring of 2021. Roy joined Sugarfina in January 2021. He has 15 years of end-to-end supply chain and program management expertise. Prior to joining Sugarfina he worked at GEODIS for 6 years, most recently as Director of Operations, starting his supply chain carrier with DHL/Excel for 8 years. Roy's client experience includes P&G, General Mills, Starbucks, Duluth Trading Company, Bath & Body Works & Ecolab. Roy was honorably discharged from the United States Marine Corps in 1999 after serving 6 years and earned a BBA from Lakeland University in Wisconsin.

Paul L. Kessler, Director

Paul L. Kessler is Principal, Portfolio Manager and Founder of Bristol Capital Advisors, LLC and has extensive experience as a financier and venture capitalist. He is well versed at identifying deep value investment opportunities in a variety of industries. Mr. Kessler has broad experience in finance, actively sourcing, identifying, negotiating, and structuring investment transactions. He has actively worked with executives and boards of companies on corporate governance, strategy, and alignment of interests with stakeholders. Mr. Kessler has guided and overseen over 700 investment transactions. Mr. Kessler is married to Diana Derycz-Kessler.

Diana Derycz-Kessler, Director

Diana Derycz-Kessler has 20 years of experience serving as a principal investor in Bristol Capital Advisors with investments in growing public and private companies in a variety of sectors. Through her investment activities she has taken on active operational roles, including a 17-year tenure as Owner, CEO and President of the Los Angeles Film School where she significantly grew the school's size and presence to become a leader in media arts education. Ms. Kessler also has extensive experience in strategy, business operations, corporate governance, legal affairs. She holds a Law Degree from Harvard Law School, a master's degree from Stanford University, and her Undergraduate Degree from UCLA. Ms. Kessler is married to Paul L. Kessler.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020 the three highest-paid directors and executive officers were paid as set forth in the table below:

Name	Capacities in which Compensation was Received	Cash Compensation ($)	Other Compensation ($) (1)	Total Compensation ($)
Scott LaPorta	CEO and Director	$ 485,000	$ 10,554	$ 495,554
Naveed Goraya (2)	Vice President of Supply Chain Operations	$ 225,000	$ 9,271	$ 234,271
Maija Benincasa (3)	Vice President of Marketing	$ 215,000	$ 4,146	$ 219,146

(1) Represents the value of benefits received.
(2) Naveed Goraya is no longer with the Company as of February 26, 2021.
(3) Maija Benincasa resigned from the Company on January 1, 2021.

The Company did not pay its directors for the fiscal year ended December 31, 2020. There were 3 directors in that group.

We have an employment agreement with Scott LaPorta, our CEO and Director, with a term of four years and successive one-year renewal options. Mr. LaPorta is paid an annual base salary of $485,000 and is eligible to receive an annual bonus based on the Company's achievement of goals for revenue and EBITDA. His target performance bonus is 70% of his base salary with the ability to earn up to 200% of the target bonus each fiscal year based on two components – revenue and EBITDA. In the event Mr. LaPorta is terminated without cause or leaves the Company for good reason, he will receive his base salary earned through the date of termination, accrued and unused paid time off, reimbursed expenses, all other accrued payments and benefits under his employment agreement. He will also receive a lump sum of his base salary plus a pro rata portion of his target bonus for that fiscal year, provided he signs a release of claims against company. In the event of a change of control or similar event, Mr. LaPorta will receive the same amounts as described above if, within twelve months of the change of control, he is terminated without cause or leaves for good reason.

Mr. LaPorta is eligible to receive a discretionary performance bonus, which would be granted at the sole discretion of the board of directors, for successfully transitioning the Company through the holiday season during the period of November 1 through December 31, 2019. In lieu of his year-end bonus for his efforts during the years 2019 and 2020, Mr. LaPorta elected to receive 56,000 stock options under the 2021 Stock Option Plan (as defined below) at a $10.00 exercise price.

Stock Option Plans

In January 2021, our Stockholders approved a stock option plan for the issuance of up to 500,000 options (the "2021 Stock Option Plan"), subject to annual increases in the number of available options. During 2021, we granted 287,000 stock options to 47 employees.

The 2021 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company's employees and any subsidiary's employees, and for the grant of nonstatutory stock options, restricted stock, or restricted stock units to the Company's employees, directors and consultants. The plan is administered by the plan administrator. The exercise price of options granted under the plans must be at least equal to the fair market value of our Common Stock at the time of grant. The term of an option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Options vest over a 4-year period subject to continued employment. The plan administrator will determine the methods of payment for the exercise price of an option. If an individual's service terminates voluntarily for good reason, the participant may exercise his or her option within 90 days of termination or such longer period of time as provided in his or her award agreement. If an individual's service terminates due to the participant's death or disability, the option may be exercised within one year of termination, or such longer period of time as provided in his or her award agreement. If an individual's service terminates voluntarily other than for good reason or if an individual is terminated for cause, all of the individual's vested and un-vested options will immediately lapse. The vested portion of an employee's options will become exercisable immediately prior to the consummation of an exit event. However, in no event may an option be exercised after the expiration of its term. The plan administrator does not use published criteria concerning number of options granted or formal performance formulas. Options are granted based on overall contribution as recommended by the plan administrator and approved by the Board of Directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of May 31, 2021, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Name and Address of Beneficial Owner	Series A Preferred Stock (5)			Common Stock		
	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class	Amount and Nature of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Paul L. Kessler (2)	658,400	-	82.3%	10,292,298	-	81.9%
Scott Kaufman (3)	125,600	-	15.7%	1,956,933	-	15.6%
Diana Derycz-Kessler (2)	658,400	-	82.3%	10,292,298	-	81.9%
All executive officers and directors as a group (8 people in this group) (4)	674,400	-	84.3%	10,543,067	-	83.9%

(1) The address for all beneficial owners is 1700 E Walnut Ave., Suite 500, El Segundo, CA 90245
(2) Mr. Kessler and Ms. Derycz-Kessler own their interest in the Company through Bristol Luxury Group LLC, which they each jointly own, through their entities Bristol Investment Fund Ltd. and Vendome Trust.
(3) Mr. Kaufman owns his interest in the Company through his ownership of Barlock Capital, which has an interest in Bristol Luxury Group LLC.
(4) Does not include shares to be issued in our Regulation A Offering, over which investors will grant an irrevocable proxy to Mr. LaPorta.
(5) Gives effect to the Debt Conversion. Except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders, shares of Series A Preferred Stock do not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A Preferred Stock have the right to vote separately as a class, those holders shall be entitled to one vote for each such share held by them respectively.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On October 31, 2019, Successor acquired all the assets of Predecessor, a separate entity with different ownership and management that was in bankruptcy. To fund the purchase of the Predecessor's assets, the Successor signed a Secured Promissory Note as debtor to Bristol BLG, in the amount of $15,000,000 at an interest rate of 12% per annum with a maturity date of May 21, 2021, which had been extended to May 21, 2024. For details, see *"Management's Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources -- Bristol Luxury Group LLC Debt."*

On April 30, 2021, the company completed the Debt Conversion under which it converted $8,000,000 of the balance due under the Note into shares of Series A Preferred Stock, with retroactive effect to September 26, 2020. See *"Management's Discussion and Analysis of Results of Operations and Financial Condition – Retroactive Conversion of the Company's Secured Promissory Note Held by BLG***."**

Paul L. Kessler and Diana Derycz-Kessler, who sit on the Company's board of directors, own a combined 82.34% of BLG through their Bristol Investment Fund Ltd. and Vendome Trust. Barlock Capital owns 15.7% of BLG. Scott La Porta owns the remaining 2% of BLG and is the Company's CEO and a director. As of December 31, 2020, after giving effect to the Debt Conversion, $8,990,915 was outstanding under the Note. *See also "Management's Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,"* above.

On October 31, 2019, BLG also loaned the Successor $180,000 in cash followed by another $1,000,000 cash loan in August 2020, for the purpose of making additional funds available to the Company for use as working capital. As of December 31, 2020, $1,180,000 was held in the Company's accounts payable leaving the Company with a debt of $8,990,915 owed to BLG. *See also "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Bristol Luxury Group LLC Debt,"* above.

In total, as of December 31, 2020, the Company owes BLG, and so also owes its CEO, Mr. LaPorta, and two of its current directors, Mr. Kessler and Ms. Derycz-Kessler, $10,170,915.

SECURITIES BEING OFFERED

General

The Company is offering up to 550,000 shares of Common Stock, including Bonus Shares. The following description summarizes important terms of the Company's Common Stock. This summary does not purport to be complete and is qualified in its entirety by the Certificate of Correction to the Certificate of Incorporation, the Conformed Copy of Certificate of Incorporation, and Bylaws filed with the state of Delaware on or about April 30, 2021, copies of which have been filed as Exhibits B, C and D, respectively to this Offering Memorandum. For a complete description of the Company's Common Stock, you should refer to the Certificate of Correction to the Certificate of Incorporation, the Conformed Copy of Certificate of Incorporation, the Bylaws, and applicable provisions of the Delaware General Corporation Law.

The authorized capital stock of the Company consists of 30,000,000 shares. As of the date of this Offering Memorandum, the authorized capital is comprised of 25,000,000 shares of Common Stock, par value $0.01 per share and 5,000,000 shares of Preferred Stock, par value $0.01 per share; 800,000 shares of the Preferred Stock are designated as Series A Preferred Stock. At the date of this Offering Memorandum, the outstanding capital stock includes 12,568,930 shares of Common Stock and 800,000 shares of Series A Preferred Stock. The total number of shares of Common Stock subject to awards under the stock option plan was 500,000. For a complete description of the Series A Preferred Stock, see the Conformed Copy of Certificate of Incorporation filed as Exhibit C to this Offering Memorandum.

Common Stock

Dividend Rights

Holder of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights and Proxy

Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's CEO to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as an Exhibit H to this Offering Memorandum.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities, and the satisfaction of the liquidation preferences granted to the holders of preferred stock should any be issued in the future, the holders of Common Stock and the holders of preferred stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

Additional Rights and Preferences

Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to Common Stock.

Preferred Stock

Under the Conformed Copy of Certificate of Incorporation, the board of directors has the authority, without further action by the stockholders, to designate and issue up to 4,200,000 shares of Preferred Stock in one or more series. The board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as the board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

- diluting the voting power of the holders of Common Stock; reducing the likelihood that holders of Common Stock will receive dividend payments;
- reducing the likelihood that holders of Common Stock will receive payments in the event of the liquidation, dissolution, or winding up of the Company; and
- delaying, deterring or preventing a change-in-control or other corporate takeover.

Series A Preferred Stock

In connection with the Debt Conversion, the Company amended Article Fourth of the Certificate of Incorporation of the Company by filing a Certificate of Correction with the Delaware Secretary of State on April 30, 2021. The Certificate of Correction designates 800,000 shares of the Company's preferred stock as "Series A Preferred Stock" and fixes the rights, preferences, limitations, qualifications and restrictions with respect to the shares of such series. The impact of the Certificate of Correction is to state that the issuance of the Series A Preferred Stock is as if it were effective September 26, 2020. The Company's board of directors then issued 800,000 shares of Series A Preferred Stock to BLG, which includes Mr. Kessler and Ms. Derycz-Kessler who currently serve as directors, in proportion to the number of preferred units BLG owned in Sugarfina Holdings LLC immediately prior to the corporate conversion.

The board of directors may increase the number of shares of Series A Preferred Stock but not in excess of the total number of authorized shares of Preferred Stock. Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Company shall, upon compliance with any applicable provisions of Delaware law, be canceled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

Dividends

From and after the date of the issuance of any shares of Series A Preferred Stock, holders of shares of Series A Preferred Stock shall be entitled to receive in respect of each such shares, as and when declared by the Company's Board of Directors, cumulative dividends accruing on a daily basis at the rate per annum of twelve percent (12%) on the Series A Issue Price of such share, payable in cash, and to the extent not paid, compounded monthly, provided that such rate per annum shall be fourteen percent (14%) on the amount of any previously accrued dividends on such share, compounded monthly (collectively, the "Dividends"). Dividends shall be payable only when, as, and if declared by the Board of Directors and the Company shall be under no obligation to pay Dividends. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the amount of the aggregate Dividends then accrued on such share of Series A Preferred Stock and not previously paid. Notwithstanding anything to the contrary contained herein, (i) no Dividend may be declared unless paid to the holders immediately in cash (it being understood that no Dividends may be declared and paid in securities or otherwise "in kind") and (ii) no Dividend shall be declared or paid in anticipation of a redemption of a share of Series A Preferred Stock or any liquidation of the Company.

Ranking

(1)   The Series A Preferred Stock shall rank senior and in priority of payment to all of the Junior Stock, which is defined as the Common Stock and any other class or series of stock not entitled to receive any assets upon a Liquidation Event until Series A Preferred Stock has received amounts due upon such Liquidation Event, in any liquidation or winding up of the Company.

(2)   Any distribution or payments upon any Deemed Liquidation Event pursuant to clause (iv) through (vi) of the definition thereof will be made only upon the written approval by a majority of the Board of Directors. Upon any Deemed Liquidation Event, if the Board of Directors has approved to make any distribution or payment to any holders (as applicable), the holders of Series A Preferred Stock shall be paid the Redemption Price (defined as 100% of the Liquidation Preference which is the Series A

Issue Price of $10.00 plus any accrued and unpaid dividends on the Series A Preferred Stock) on the date thereof on all such shares of Series A Preferred Stock before any distribution or payment is made to or set aside for the holders of any Junior Stock (defined in paragraph (1) above).

(3)   A notice shall be sent by or on behalf of the Company, via electronic transmission or first class mail, postage prepaid, to the holders of record of the shares to be redeemed at their respective addresses as they shall appear on the records of the Company, not less than five days nor more than 60 days prior to the date of such Deemed Liquidation Event, notifying such holders of such Deemed Liquidation Event and the Board of Directors' decision to approve a distribution or payment (as applicable). If the Board of Directors has approved a distribution or payment (as applicable), the notice shall (a) if such shares are certificated, state the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and (b) the Redemption Price therefor.

(4)   If such shares are certificated, each holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing the shares to be redeemed, in the manner and place designated by the Company, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated by the Company. Each surrendered certificate shall be canceled and retired, and the Company shall, concurrently therewith, make payment of the applicable Redemption Price in cash. If such shares are not certificated, the aggregate Redemption Price for all such shares shall be payable in cash to the respective holders of the shares on the applicable date of Deemed Liquidation Event.

(5)   After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed, then on the date such payment has been made, all rights of the holder in the shares of Series A Preferred Stock so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

(6)   If, upon any Deemed Liquidation Event and the Board of Directors' decision to approve a distribution or payment, the net assets of the Company distributable among the holders of all outstanding shares of Series A Preferred Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Company remaining shall be distributed among the holders of Series A Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Optional Company Redemption

(1)   At any time and from time to time, the Company may, subject to certain exceptions including receiving a majority of the shares of outstanding Series A Preferred Stock voting in favor of such redemption, redeem all or a portion of the outstanding shares

of Series A Preferred Stock for a cash amount per share equal to the Redemption Price thereof on the Redemption Date.

(2)   To effect any redemption, a redemption notice shall be sent by or on behalf of the Company, via electronic transmission or first class mail, postage prepaid, to the holders of record of the shares to be redeemed at their respective addresses as they shall appear on the records of the Company, not less than five days nor more than 60 days prior to the Redemption Date, (i) notifying such holders of the election of the Company to redeem such shares and of the date of redemption, (ii) if such shares are certificated, stating the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and (iii) the Redemption Price therefor. If less than all of the outstanding shares of Series A Preferred Stock are to be redeemed, such shares shall be redeemed pro rata unless a non pro rata redemption is agreed to by the Requisite Holders (defined as holders of at least a majority of the shares of Series A Preferred Stock then outstanding).

(3)   If such shares are certificated, each holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing the shares to be redeemed, in the manner and place designated by the Company, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated by the Company. Each surrendered certificate shall be canceled and retired, and the Company shall, concurrently therewith, make payment of the applicable Redemption Price in cash. If less than all of the shares of Series A Preferred Stock represented by a surrendered certificate are redeemed, then the Company shall issue a new stock certificate representing the unredeemed shares in the name of the applicable holder of record of canceled stock certificate. If such shares are not certificated, the aggregate Redemption Price for all such shares shall be (i) payable in cash to the respective holders of the shares on the applicable Redemption Date, and (ii) used for no other corporate purpose, except to the extent prohibited by applicable Delaware law.

(4)   After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed, then on the date such payment has been made, all rights of the holder in the shares so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

Voting Rights

(1) Except the voting rights provided in the Series A Preferred Stock and as may otherwise be required by law, shares of Series A Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A Preferred Stock have the right to vote separately as a class, such holders shall be entitled to one vote for each such share held by them respectively.

(2) Without the consent of the Requisite Holders, given in writing or by vote at a meeting of stockholders called for such purpose, the Company will not:

(A)   increase the authorized number of shares of Series A Preferred Stock;

(B)   directly or indirectly authorize, create, issue or increase the authorized or issued number of shares of any other class or series of capital stock or any other security convertible into or exercisable for shares of any other class or series of capital stock ranking either senior to or on parity with the Series A Preferred Stock in respect of the right to receive (A) dividends or distributions, or (B) assets of the Company upon any Deemed Liquidation Event;

(C)   pay any dividend in respect of any Junior Stock (defined in paragraph (1) above);

(D)   effect any redemption pursuant to the terms of the Series A Preferred Stock; or

(E)   amend, alter or repeal any provision of the Certificate of Incorporation in a manner adverse to the holders of Series A Preferred Stock.

(3). Notwithstanding the immediately preceding clause (2), and for the avoidance of doubt, if any corporate action permitted by the foregoing would reasonably be expected to materially adversely affect any holder's interests in its Series A Preferred Stock in a manner that is disproportionate to the effect on the other holders' interests in the Series A Preferred Stock, the consent of the holder so affected shall be required.

For additional terms of the Series A Preferred Stock, including definitions of terms, see the Conformed Copy of Certificate of Incorporation included as Exhibit C to this Offering Memorandum.

PLAN OF DISTRIBUTION

The Company is offering up to 500,000 shares of Common Stock (not including Bonus Shares), on a best efforts basis as described in this Offering Memorandum. The maximum offering amount is $5,000,000 gross (before expenses, fees and commissions). The Target Offering Amount is $25,000, which must be met by the Offering Deadline on April 30, 2022. If we are unable to raise at least $25,000 by the Offering Deadline, all investments held in escrow will be returned to investors.

The cash price per share of Common Stock is set at $10.00, although the effective share price may be lower depending on how much is invested. For more information, please see below "Bonus Shares; Discounted Price for Certain Investors" and "Perks." Investors must invest a Minimum Individual Purchase Amount of $500.

OpenDeal Portal LLC dba Republic ("Republic") has agreed to host this Offering of our Common Stock on its online platform. Republic will receive commissions in the form of both cash and a percentage of the securities sold in this Offering. For details on Republic's cash and Common Stock commissions, please see the tables on page 2 and page 75 of this Offering Memorandum.

Prospective investors may subscribe for the Company's Common Stock in this Offering only through Republic's website. For a detailed explanation of the investment process, please see "Investing Process," below.

In the event the Offering is oversubscribed, the waitlist will be opened. People will be able to make waitlisted commitments and will be lot off of the waitlist as space becomes available, *i.e.*, if committed investors cancel.

If the Company raises more than the maximum offering amount in this Offering, it may conduct an offering for its Common Stock under Regulation D for subscribers who are accredited investors. The cash price per share in that Offering will be the same as this Offering.

We plan to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Memorandum on the Republic platform.

No securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

Our Offering Memorandum will be furnished to prospective investors in this Offering via download 24 hours a day, 7 days a week on the www.republic.com/sugarfina website. Prospective investors may subscribe for our shares in this through the Republic website.

Transfer Agent and Registrar

StartEngine Secure LLC, will serve as transfer agent and registrar to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

PERKS AND BONUS SHARES

The Company plans to offer a candy gift card with $100 of credit for every $1,000 invested, up to $5,000. Investors who invest over $1,000 will also receive invitations to candy tastings and events, as well as early access to new product releases.

Amount Invested	Candy Credit
$ 1,000	$ 100
$ 2,000	$ 200
$ 3,000	$ 300
$ 4,000	$ 400
$ 5,000	$ 500

Certain investors in this Offering are entitled to receive additional shares of Common Stock (effectively a discount). Those investors who invest $10,000 or more in this Offering will receive, as part of their investment, additional shares for their shares purchased ("Bonus Shares") equal to 10% of their investment. For example, an investor who purchases $10,000 of Common Stock will receive 1,000 shares of Common Stock plus an additional 100 shares of Common Stock worth $1,000 or 10% of their investment. As a result, that investor would own 1,100 shares of Common Stock, worth $11,000, after investing $10,000. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. The Company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the Company receives. The Company has made 50,000 Bonus Shares available in this Offering.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT PURCHASE PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

INVESTING PROCESS

Information Regarding Length of Time of Offering

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Material Changes

If any material change occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in Offering Deadline, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the Offering Deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an initial or intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. A non-accredited investor is limited in the amount they can invest in this Offering. If the investor's net worth or annual income is less than $107,000, then the amount they are investing in this Offering, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, shall not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,200. If the investor's net worth and annual income are more than $107,000, the amount they are investing in this Offering, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, shall not exceed 10% of the greater of their annual income or net worth, and does not exceed $107,000.

TRANSFERABILITY OF SECURITIES

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee comprised of a blended percentage based on the tiers below and of the amount raised in the Offering to the Intermediary as set forth below. The Intermediary will also receive compensation in the form of securities equal to a blended percentage based on the tiers below and the total number of the Securities sold in the offering as set forth below.

Lower Bound	Upper Bound	Cash Commission*	Securities Commission**
$0	$2,000,000	6.0%	2.0%
$2,000,000.01	$4,000,000	4.0%	1.0%
$4,000,000.01	$5,000,000	3.0%	0.50%

* The cash fee shall be six percent (6%) on amounts raised up to two million dollars ($0.00- $2,000,000); four percent (4%) on amounts raised above raised above two million dollars and up to four million dollars ($2,000,000.01 - $4,000,000), and three percent (3%) on amounts raised above four million dollars and up to five million dollars ($4,000,000.01 - $5,000,000). For example, if the Company raises $3,000,000, the Company will pay a fee of 6% on $2,000,000 and 4% on the remainder.

** The Intermediary will also receive compensation in the form of securities equal to: (i) two percent (2%) of the securities sold for any amounts raised up to two million dollars ($0.00- $2,000,000); one point percent (1.0%) of the securities sold for any amounts raised above two million dollars and up to four million dollars ($2,000,000.01 - $4,000,000); and one half of a percent (0.5%) of the securities sold for any amounts raised between above four million dollars and up to five million dollars ($4,000,000.01 - $5,000,000). For example, if the Company raises $3,000,000, the Company will issue securities equal to 2% on $2,000,000 and 1% on the remainder.

The Intermediary is covering payment processing & escrow up to 1% of the total raise

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Annual reports

We have not been required to file an annual report pursuant to Regulation Crowdfunding to date. The Company has filed an annual report on Form 1-K pursuant to Regulation A which can be viewed on our EDGAR page at https://www.sec.gov/Archives/edgar/data/1824123/000110465921058711/0001104659-21-058711-index.htm.

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, www.sugarfina.com, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.sugarfina.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT A

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

INDEPENDENT AUDITORS' REPORT

To the Members of
Sugarfina Corporation

We have audited the accompanying consolidated financial statements of Sugarfina Corporation (Successor), which comprise the consolidated balance sheets as of December 31, 2020 and December 31, 2019 (Successor) and the related consolidated statements of operations and comprehensive loss, Successor changes in stockholder's deficit, Predecessor changes in stockholder's equity, and cash flows for the year ended to December 31, 2020 (Successor), period of November 1, 2019 (Inception) to December 31, 2019 (Successor), and the period of January 1, 2019 to October 31, 2019 (Predecessor), and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform out audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the consolidated financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sugarfina Corporation as of December 31, 2020 and December 31, 2019 (Successor) and the results of their operations and their cash flows for the year ended December 31, 2020 (Successor), period of November

1, 2019 (Inception) to December 31, 2019 (Successor), and the period of January 1, 2019 to October 31, 2019 (Predecessor), in accordance with accounting principles generally accepted in the United States of America.

Successor Financial Statements

As discussed in Note 2 to the consolidated financial statements, on November 1, 2019, the Successor completed the acquisition of substantially all of the assets and assumed certain of the liabilities of the Predecessor in accordance with the Purchase Agreement. The Successor accounted for the acquisition in accordance with Accounting Standards Codification Topic 805, *Business Combinations*, recognizing the acquired net assets at fair value, resulting in a lack of comparability with the prior-period financial statements of the Predecessor.

Windes, Inc.

Long Beach, California
April 30, 2021

F-2

SUGARFINA CORPORATION
CONSOLIDATED BALANCE SHEETS

	Successor	
	December 31, 2020	December 31, 2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,194,883	$ 3,071,217
Restricted cash	238,854	240,795
Accounts receivable	1,111,239	2,877,114
Inventory	4,377,986	5,330,774
Prepaid expenses	1,332,598	941,267
	9,255,560	12,461,167
OTHER ASSETS		
Property and equipment, net	560,027	674,241
Intellectual property	444,544	541,282
Deposits	704,669	539,707
	1,709,240	1,755,230
TOTAL ASSETS	$ 10,964,800	$ 14,216,397
LIABILITIES AND MEMBERS' DEFICIT / STOCKHOLDER'S DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 1,929,543	$ 1,837,325
Accrued expenses	1,053,033	2,140,520
Deferred revenue	352,149	716,303
Equipment notes payable to related party	10,821	90,572
	3,345,546	4,784,720
NONCURRENT LIABILITIES		

Equipment notes payable, noncurrent portion	-	3,105
Deferred rent	231,904	-
Due to related party	1,180,000	180,000
Secured promissory note payable to related party	8,990,915	15,302,330
	10,402,819	15,485,435

COMMITMENTS AND CONTINGENCIES (Note 11)

MEMBERS' DEFICIT (12,500,000 units outstanding)	-	(6,053,758)

STOCKHOLDER'S DEFICIT

Preferred stock, $0.01 par value, 5,000,000 shares authorized; 800,000 shares issued and outstanding	8,000	-
Common stock; $0.01 par value, 25,000,000 shares authorized; 12,500,000 shares issued and outstanding	125,000	-
Additional paid-in capital	9,412,000	-
Accumulated deficit	(12,293,639)	-
Accumulated other comprehensive loss	(34,926)	-
	(2,783,565)	-

TOTAL LIABILITIES AND MEMBERS' DEFICIT / STOCKHOLDER'S DEFICIT	$ 10,964,800	$ 14,216,397

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

F-3

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Successor		Predecessor (A Debtor-in-Possession)
	For the Year Ended December 31, 2020	**November 1, 2019 (Inception) to December 31, 2019**	**For the Period January 1, 2019 to October 31, 2019**
NET REVENUE	$ 24,992,247	$ 8,307,738	$ 31,722,317
COST OF SALES	13,184,826	9,336,649	17,468,366
GROSS MARGIN (LOSS)	11,807,421	(1,028,911)	14,253,951
SELLING, GENERAL AND ADMINISTRATIVE	16,812,673	6,240,893	38,905,431
LOSS FROM OPERATIONS	(5,005,252)	(7,269,804)	(24,651,480)
OTHER INCOME (EXPENSE)			

PPP grant income	2,000,000	-	-
Interest expense	(1,702,231)	(304,108)	(3,698,454)
Other (expense) income	(15,942)	9,397	(10,358)
Reorganization items, net	-	-	(8,346,346)
	281,827	(294,711)	(12,055,158)
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(4,723,425)	(7,564,515)	(36,706,638)
(BENEFIT) PROVISION FOR INCOME TAXES	(28,544)	34,243	20,815
NET LOSS	(4,694,881)	(7,598,758)	(36,727,453)
OTHER COMPREHENSIVE (LOSS) INCOME			
Foreign current translation (loss) gain	(34,926)	-	205,170
TOTAL COMPREHENSIVE LOSS	$ (4,729,807)	$ (7,598,758)	$(36,522,283)
NET LOSS PER SHARE/UNIT			
BASIC	$ (0.40)	$ (0.61)	
DILUTED	$ (0.38)	$ (0.61)	
WEIGHTED AVERAGE SHARES/UNITS OUTSTANDING			
BASIC	12,500,000	12,500,000	
DILUTED	12,500,000	12,500,000	

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

F-4

SUGARFINA CORPORATION
SUCCESSOR CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

	Successor									
	Preferred Stock		Common Stock		Additional Paid-In	Members' Capital		Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amounts	Capital	Units	Value	Deficit	Loss	Total
BALANCE, NOVEMBER 1, 2019	-	$ -	-	$ -	$ -	-	$ -	$ -	$ -	$ -
CAPITAL CONTRIBUTIONS	-	-	-	-	-	1,545,000	1,545,000	-	-	1,545,000
NET LOSS	-	-	-	-	-	-	-	(7,598,758)	-	(7,598,758)
BALANCE, DECEMBER 31, 2019	-	-	-	-	-	1,545,000	1,545,000	(7,598,758)	-	(6,053,758)
CONVERSION FROM LLC TO CORPORATION	800,000	8,000	12,500,000	125,000	9,412,000	(1,545,000)	(1,545,000)	-	-	8,000,000
OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	-	(34,926)	(34,926)
NET LOSS	-	-	-	-	-	-	-	(4,694,881)	-	(4,694,881)
BALANCE, DECEMBER 31, 2020	800,000	$ 8,000	12,500,000	$ 125,000	$ 9,412,000	-	$ -	$ (12,293,639)	$ (34,926)	$(2,783,565)

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

SUGARFINA, INC.
PREDECESSOR CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

	Predecessor (Debtor-in-Possession)						
	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount	Shares	Amounts				
BALANCE, JANUARY 1, 2019	11,356,855 $	113	12,015,643 $	120	$56,239,852	$ (44,809,267)	$ (107,481)	$ 11,323,337
EXERCISE OF STOCK OPTIONS	-	-	18,464	-	19,550	-	-	19,550
VESTING OF STOCK OPTIONS	-	-	-	-	89,702	-	-	89,702
OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	205,170	205,170
NET LOSS	-	-	-	-	-	(36,727,453)	-	(36,727,453)
BALANCE, OCTOBER 31, 2019	11,356,855 $	113	12,034,107 $	120	$56,349,104	$ (81,536,720)	$ 97,689	$(25,089,694)

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

F-6

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor (A Debtor-in-Possession)
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	For the Period January 1, 2019 to October 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (4,694,881)	$ (7,598,758)	$ (36,727,453)
Adjustments to reconcile net loss to net cash from operating activities, net of business acquisition			
Depreciation and amortization	404,289	37,252	3,760,894
Accretion of debt issuance costs	-	-	618,207
Stock-based compensation expense	-	-	89,702
Noncash reorganization items	-	-	7,722,041
Impairment of property and equipment	-	-	2,241,465
PPP grant income	(2,000,000)	-	-
Inventory reserve	364,812	3,448,016	896,650
Noncash interest expense	1,688,585	302,330	-
Changes in operating assets and liabilities:			
Accounts receivable	1,765,875	(396,878)	1,711,583
Inventory	587,976	3,480,273	1,124,418
Prepaid expenses	(391,331)	(803,219)	1,306,171

Deposits	(164,962)	(985)		49,169
Accounts payable	92,218	1,837,325		1,412,406
Post-petition liabilities	-	-		896,215
Accrued expenses	(1,087,487)	1,396,442		(1,021,876)
Deferred revenue	(364,154)	(182,591)		664,412
Deferred rent	231,904	-		69,229
Proceeds received under Paycheck Protection Program	2,000,000	-		-
Net Cash (Used In) Provided By Operating Activities	(1,567,156)	1,519,207		(15,186,767)
CASH FLOWS FROM INVESTING ACTIVITIES				
Business acquisition, net of cash and restricted cash acquired	-	(14,896,975)		-
Capitalization of intellectual property	(15,011)	-		(238,017)
Purchases of property, plant, and equipment	(178,326)	-		(202,911)
Net Cash Used in Investing Activities	(193,337)	(14,896,975)		(440,928)

See Independent Auditors' Report

The accompanying notes are an integral part of these consolidated financial statements.

F-7

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)

	Successor		Predecessor (A Debtor-in-Possession)
	For the Year Ended December 31, 2020	**November 1, 2019 (Inception) to December 31, 2019**	**For the Period January 1, 2019 to October 31, 2019**
CASH FLOWS FROM FINANCING ACTIVITIES			
Payment on equipment notes payable	(82,856)	(35,220)	(32,131)
Proceeds from notes payable, net of debt issuance costs	-	-	8,703,960
Due to related party	1,000,000	180,000	-
Proceeds from note payable to member	-	15,000,000	-
Proceeds from exercise of stock options	-	-	19,550
Capital contribution from member	-	1,545,000	-
Net Cash Provided by Financing Activities	917,144	16,689,780	8,691,379
EFFECT OF EXCHANGE RATES ON CASH	(34,926)	-	205,170
NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(878,275)	3,312,012	(6,731,146)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	3,312,012	-	9,650,177

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$ 2,433,737	$ 3,312,012	$ 2,919,031
SUPPLEMENTAL CASH FLOW INFORMATION:			
Noncash investing and financing activities:			
Conversion of secured promissory note payable to preferred stock	$ 8,000,000	$ -	$ -
Cash paid during the years for:			
Interest	$ 13,646	$ 1,800	$ 212,000
Taxes	$ 5,463	$ -	$ -

See Independent Auditors' Report
The accompanying notes are an integral part of these consolidated financial statements.

F-8

SUGARFINA CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMTENTS

DECEMBER 31, 2020 AND 2019

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company or the Successor) was formed in 2019 as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All unit and per unit amounts in the accompanying consolidated financial statements for the Successor have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company's wholly owned subsidiaries are Sugarfina USA Inc., Sugarfina Global Inc., Sugarfina Global Canada Inc, and Sugarfina IP LLC. The Company operates an upscale candy brand for adults through its e-commerce channels, as well as its wholesale channels, corporate and custom sales, and its retail boutiques in North America, located in major cities such as Los Angeles, New York, Boston, Vancouver, and Toronto. In addition to its retail boutiques in Canada, the Company also has an international presence through its franchise stores in Hong Kong and a number of international wholesale accounts in South-East Asia, Australia, and Europe. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit.

The Company is a wholly owned subsidiary of Bristol Luxury Group LLC.

Bankruptcy of Sugarfina, Inc.

On September 6, 2019, Sugarfina, Inc. filed voluntary petitions for relief under Chapter 11 (Chapter 11 Proceedings) of the U.S. Bankruptcy Code in Delaware. Sugarfina, Inc. has two wholly owned subsidiaries, Sugarfina International, LLC and Sugarfina Canada, Ltd (collectively the Predecessor). Subject to specific exceptions under the Bankruptcy Code, the Chapter 11 Proceedings automatically stayed most judicial or administrative actions against the Predecessor and efforts by creditors to collect on or otherwise exercise rights or remedies with respect to prepetition claims.

The Plan for Reorganization was submitted to the Bankruptcy Court in March 2020, approved by the United States Bankruptcy Court for the District of Delaware on May 13, 2020, and was consummated on May 28, 2020, and, through the date these financial statements were available to be issued, is still under review.

Acquisition of Business Assets

The Company commenced operations on November 1, 2019, after acquiring certain assets and assuming certain liabilities from Sugarfina, Inc. under terms of an asset purchase agreement (the Acquisition). Consideration totaling $15,125,000 was provided for the business acquisition, which included cash and a 20% membership interest in the Successor. The allocation of the purchase price and the estimated fair values of the assets acquired and liabilities assumed in the Acquisition are as follows:

Cash and restricted cash	$ 228,025
Accounts receivable	2,480,235
Inventory	12,259,063
Prepaid expenses and deposits	676,770
Property and equipment	702,319
Intangible assets	550,456
Customer deposits	(661,018)
Cure costs	(600,000)
Other payables	(381,953)
Equipment notes payable	(128,897)
	$ 15,125,000

In connection with the transaction, the Company incurred professional fees of approximately $785,000, which is included in selling, general and administrative in the accompanying statement of operations. During 2020, the Bristol Luxury Group LLC acquired the 20% minority interest of the Company from Sugarfina, Inc.

NOTE 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The Successor's consolidated financial statements include the accounts of Sugarfina Corporation, Sugarfina USA Inc., Sugarfina Global Canada Inc., and Sugarfina Global Inc. (collectively, the Company). The Predecessor's consolidated financial statements include the accounts of Sugarfina, Inc., Sugarfina International, LLC, and Sugarfina Canada, Ltd. All significant intercompany accounts and transactions have been eliminated.

Chapter 11 Proceedings

Accounting Standards Codification (ASC) 852, Reorganizations, (ASC 852) is applicable to entities operating under Chapter 11 of the Bankruptcy Code. ASC 852 generally does not affect the application of U.S. GAAP that the Successor and the Predecessor follow to prepare the consolidated financial statements, but it does require specific disclosures for transactions and events that were directly related to the Chapter 11 Proceedings and transactions and events that resulted from ongoing operations.

The Predecessor's consolidated financial statements are prepared in accordance with the guidance in ASC 852 for the period January 1, 2019 to October 31, 2019 on the going concern basis. Revenue, expenses, realized gains and losses, and provisions for losses directly related to the Chapter 11 Proceedings were recorded in "reorganization items, net." Reorganization items do not constitute an element of operating loss due to their nature and due to the requirement of ASC 852 that they be reported separately. In general, as debtors-in-possession under the Bankruptcy Code, the Predecessor is authorized to continue to operate as an ongoing business but may not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. Pursuant to first day and other motions filed with the Bankruptcy Court, the Bankruptcy Court authorized the Predecessor to conduct business activities in the ordinary course, including, among other things and subject to the terms and conditions of such orders, authorizing the Predecessor to obtain debtor-in-possession financing, pay employee wages and benefits, settle certain minimal disputes and pay vendors and suppliers in the ordinary course for all goods and services.

Cash amounts provided by or used in the Chapter 11 Proceedings are separately disclosed in the statements of cash flows.

The Company selected a convenience date of after October 31, 2019 for purposes of applying the sale of the assets, as the activity between the convenience date and the effective date of the Purchase Agreement did not result in a material difference in the financial results.

The Company's consolidated financial statements and related footnotes are presented with a black line division, which delineates the lack of comparability between amounts presented after October 31, 2019, and amounts presented on or prior to October 31, 2019. The Company's financial results for future periods following the division will be different from historical trends, and the differences may be material.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, valuation of accounts receivable and inventory, accounting for business combinations, and depreciation and amortization. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At December 31, 2020 and 2019, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company's operations are subject to a number of factors which are beyond the control of management, such as changes in manufacturers pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers which it selects. During the year ended December 31, 2020, purchases from one supplier were approximately 15% of cost of goods sold. There were no concentrations of suppliers for the period November 1, 2019 to December 31, 2019 (Successor). During the period January 1, 2019 to October 31, 2019 (Predecessor), purchases from two suppliers were approximately 21% of cost of goods sold.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets and credit cards. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$ 2,194,883	$ 3,071,217
Restricted cash	238,854	240,795
	$ 2,433,737	$ 3,312,012

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts, considering a customer's financial condition and credit history, and current economic conditions. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. At December 31, 2020 and 2019, the allowance for doubtful accounts was $125,000 and $0, respectively.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is stated on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

At December 31, 2020, capitalized intellectual property assets relate to franchise agreements acquired and are amortized using the straight-line method over their estimated lives of ten years.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At December 31, 2020 and 2019, management assessed that there was no impairment of its long-lived assets. During the period January 1, 2019 to October 31, 2019 (Predecessor), the Company recognized impairment charges of approximately $2,450,000 for leasehold improvements related to under-performing or closing stores.

Business Combinations

Acquisitions are accounted for using the acquisition method of accounting. The purchase price of an acquisition is allocated to the assets acquired and liabilities assumed using the estimated fair values at the acquisition date. Transaction costs are expensed as incurred. The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired and identified based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Deferred Financing Costs

Costs related to obtaining debt financing are recorded as a direct reduction of the carrying value of the debt and are amortized over the term of the related debt using the interest method. When a loan is paid in full, any unamortized costs are removed from the related account and charged to operations.

Due to Related Party

The amounts due to related party are reimbursements of expenses paid on behalf of Sugarfina Corporation by Bristol Luxury Group, the parent company.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. There were no cumulative impact adjustments made. Upon adoption of ASC 606, the Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of product through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and exclude sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are delivered to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company's revenue disaggregated by revenue source:

	Successor		Predecessor
	For the Year Ended December 31, 2020	**November 1, 2019 (Inception) to December 31, 2019**	**January 1, 2019 to October 31, 2019**
Wholesale	$ 9,484,175	$ 1,806,767	$ 8,767,248
E-commerce	8,511,165	1,631,271	4,621,248
Retail	4,688,695	3,787,368	14,338,055
Corporate	1,700,087	1,062,700	2,459,420
Franchise	608,125	19,632	1,536,346
	$ 24,992,247	$ 8,307,738	$ 31,722,317

Franchise Revenue

The Company grants franchises to operators in exchange for initial franchise license fees, training fees, and continuing royalty payments. The payments for initial franchise license fees are generally received upon contract execution and recognized as identifiable performance obligations are met. Continuing fees, which are based upon a percentage of franchisee revenue and are not subject to any constraints, are recognized on the accrual basis as those sales occur.

Advertising

Advertising costs, which are recorded in selling, general and administrative expense, are charged to operations when incurred. The Company incurred approximately $649,000, $136,000, and $1,731,000 in advertising expense for the year ended December 31, 2020, period November 1, 2019 to December 31, 2019 (Successor), and the period January 1, 2019 to October 31, 2019 (Predecessor), respectively.

Stock-Based Compensation

The Company recognizes expense for its stock-based compensation based on the fair value of the awards that are granted. The fair value of the stock options is estimated at the date of grant using the Black-Scholes option pricing model. Option pricing methods require the input of highly subjective assumptions, including the expected stock price volatility. The fair value of restricted stock is based on the Company's recent valuation report. Measured compensation cost is recognized ratably over the vesting period of the related stock-based compensation award and is reflected in the consolidated statement of operations.

Operating Leases

For operating leases, minimum lease payments, including minimum scheduled rent increases and rent abatement, are recognized as rent expense on a straight-line basis (straight-line rent) over the applicable lease terms. Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. The term used for straight-line rent is calculated initially from the date of possession of the leased premises through the expected lease termination date. Rent expense is recognized from the possession date to the store opening date. The Company records the excess of the straight-line rent over the minimum rents paid or received as a deferred lease liability.

When ceasing operations at a store or warehouse under an operating lease, where the landlord does not allow the Company to prematurely exit the lease, the Company will recognize an expense equal to the present value of the remaining lease payments to the landlord, less any projected sublease income at the cease-use date.

Income Taxes

For the period October 1, 2019 (inception) to September 26, 2020, the Successor was a limited liability company (LLC), taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the LLC. For the period September 27, 2020 to December 31, 2020, the Successor's income taxes are accounted for under the asset-and-liability method, as a corporation. The Predecessor's income taxes are accounted for under the asset-and-liability method, as a corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment.

At December 31, 2020, management has determined that the ultimate realization of deferred tax assets is uncertain and a valuation allowance has been recorded to fully reserve to reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to the currency adjustments.

Earnings Per Share

Successor

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

Successor Member's Equity

Each unit holder holding a common membership unit has a right to a pro rata share of the Company's profits and losses, receive distributions when declared ratable in proportion to units held, and to vote on matters submitted to a vote of the Company's members, if the unit holder is also a member.

Predecessor

The Company has not presented predecessor earnings per share information because it is not meaningful or comparable to the required Successor EPS information, as well as the fact that Predecessor units were not publicly traded.

Foreign Currency Transactions and Translation

The functional currency of the Company's foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)* (ASU 2016-02). The guidance in this ASU supersedes the leasing guidance in *Leases (Topic 840)*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses*, and also issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11 (collectively, Topic 326), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses (CECL). In April 2019, the FASB further clarified the scope of Topic 326 and addressed issues related to accrued interest receivable balances, recoveries, variable interest rates, and prepayment. The new guidance will require modified retrospective application to all outstanding instruments, with a cumulative-effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* (ASU 2019-12), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This update for the Company is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

F-15

In January 2021, the FASB issued ASU 2021-02*, Franchisors - Revenue from Contracts with Customers (Subtopic 952-606)*, which introduces a new practical expedient for nonpublic business entities that simplifies the application of the guidance about identifying performance obligations related to pre-opening services. Because the Company previously adopted ASC 606, the ASU is effective for annual and interim reporting periods beginning after December 15, 2020. The Company is currently evaluating the impact of the adoption of the new standard on the consolidated financial statements.

Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through April 30, 2021, the date the consolidated financial statements were available for issuance.

NOTE 3 – Predecessor

During the bankruptcy proceedings, the Predecessor conducted normal business activities and was authorized to pay prepetition amounts owed to critical vendors. Interest due on certain loans that would have been accrued, absent the bankruptcy filing, was approximately $170,000 for the postpetition period through October 31, 2019.

Reorganization items, net, for the period January 1, 2019 to October 31, 2019 are as follows:

Impairment of long-lived assets	$ 7,473,529
Impairment of other assets	608,500
Write-down of deferred charges	(557,004)
Professional expenses incurred in bankruptcy	821,321
	$ 8,346,346

NOTE 4 – Conversion from LLC to Corporation

The Company converted from a Delaware limited liability company, Sugarfina Holdings LLC, to a Delaware corporation, Sugarfina Corporation, pursuant to a statutory conversion under Delaware law on September 26, 2020. The Company has the authority to issue 25,000,000 shares of common stock, at par value $0.01 per share, and 5,000,000 shares of preferred stock, at par value $0.01 per share.

NOTE 5 – Inventory

Inventory consists of the following:

	December 31, 2020	December 31, 2019
Raw materials	$ 1,367,144	$ 1,837,459
Finished goods	1,581,946	3,637,428
Supplies and other inventory	1,838,954	3,303,903
	4,788,044	8,778,790
Valuation reserve to net realizable value	(410,058)	(3,448,016)
	$ 4,377,986	$ 5,330,774

NOTE 6 – Property and Equipment

Property and equipment consists of the following:

	December 31, 2020	December 31, 2019
Equipment	$ 278,648	$ 275,888
Furniture and fixtures	447,563	428,625
Leasehold improvements	79,724	-
Software	29,000	-
	834,935	704,513
Accumulated depreciation	(324,438)	(30,272)
	510,497	674,241
Construction in progress	49,530	-
	$ 560,027	$ 674,241

Construction in progress at December 31, 2020 primarily relates to improvements at future store locations not yet open or operational.

NOTE 7 – Equipment Notes Payable

Equipment notes payable consist of notes, secured by equipment, with monthly payments and interest through June 2021. The future installment of $10,821 is due during the year ended December 31, 2021.

NOTE 8 – Secured Promissory Note

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC totaling $8,990,915 at December 31, 2020. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company. Interest may be paid-in-kind. The balance of the promissory note is due May 2024. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the "Exchange Agreement") and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the "LLCA Amendment"), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the Note equal to $8 million in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

NOTE 9 – PPP Loan

In March 2020, Congress passed the Paycheck Protection Program (PPP), authorizing loans to small businesses for use in paying employees that they continue to employ throughout the COVID-19 pandemic and for rent, utilities and interest on mortgages. Loans obtained through the PPP are eligible to be forgiven as long as the proceeds are used for qualifying purposes and certain other conditions are met.

In April 2020, the Organization received a loan in the amount of $2,000,000 through the PPP. To the extent it is not forgiven, the Organization would be required to repay that portion at an interest rate of 1% over a period of two years, beginning February 2021, with a final installment in April 2022.

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allows for the selection of accounting policies amongst acceptable alternatives. Based on facts and circumstances outlined below, the Company determined it most appropriate to account for the PPP loan proceeds as an in-substance government grant by analogy to International Accounting Standards 20 (IAS 20), *Accounting for Government Grants and Disclosure of Government Assistance*. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." IAS 20 does not define "reasonable assurance"; however, based on certain interpretations, it is analogous to "probable" as defined in FASB ASC 450-20-20 under U.S. GAAP, which is the definition the Company has applied to its expectations of PPP loan forgiveness. Under IAS 20, government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes costs for which the grant is intended to compensate (i.e. qualified expenses). The Company has elected to recognize government grant income separately within other income.

As of December 31, 2020, the Company has performed initial calculations for the PPP loan forgiveness according to the terms and conditions of the SBA's Loan Forgiveness Application and expects that the PPP loan will be forgiven in full based on qualifying expenses incurred during the period eligible for forgiveness. Additionally, the Company has determined it is probable the Company will meet all the conditions of the PPP loan forgiveness. As such, for the year ended December 31, 2020, the Company recognized grant income of $2,000,000 in the consolidated statement of operations. There can be no assurances that the Company will ultimately meet the conditions for forgiveness of the loan, in whole or in part. Final approval of any loan forgiveness amount is subjected to the Small Business Administration.

NOTE 10 – Income Taxes

Deferred tax assets relate to the following as of December 31, 2020:

Deferred tax assets		
Inventory valuation	$	105,051
Accrued expenses		109,175
Depreciation and amortization		159,907
Net operating loss		46,964
		421,097
Valuation allowance		(421,097)
	$	-

The provision (benefit) for income taxes consists of the following:

	Successor		Predecessor
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	January 1, 2019 to October 31, 2019
Current			
Federal	$ -	$ -	$ -
State	5,381	-	-
Foreign	(33,925)	34,243	20,815
	(28,544)	34,243	20,815
Deferred			
Federal	326,893	-	(7,677,467)
State	94,204	-	(2,255,786)
Change in valuation allowance	(421,097)	-	9,933,253
	-	-	-
	$ (28,544)	$ 34,243	$ 20,815

The reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Successor		Predecessor
	For the Year Ended December 31, 2020	November 1, 2019 (Inception) to December 31, 2019	January 1, 2019 to October 31, 2019
Computed "expected" federal income taxes	$(1,046,046)	$ -	$ (7,677,467)
State income taxes, net of federal taxes	(230,058)	-	(2,255,786)
Foreign taxes	(33,925)	34,243	20,815

Tax adjustment related to corporate conversion	1,243,425	-	-
Permanent differences	(336,073)	-	-
Change in valuation allowance	374,133	-	9,933,253
	$ (28,544) $	34,243 $	20,815

The Successor had net operating loss carryforwards for federal and state purposes totaling approximately $194,000 and $136,000, respectively, available for an indefinite period to offset future taxable income.

NOTE 11 – Commitments and Contingencies

Production Agreements

The Company entered into agreements with a co-packer for the production, storage, and distribution of product in Mexico. The agreement has no minimum production requirements and has a term of three years with options to renew the agreements at the end of the original term. The agreement is set to expire in October 2021, and the Company intends to renew the agreement on substantially similar terms based on discussions with the co-packer.

Operating Leases

The Company leases various office, retail and warehouse facilities and equipment under noncancelable operating leases through February 2028. Rents charged to expense under these operating leases totaled approximately $2,214,000, $646,000, $5,051,000 during the year ended December 31, 2020 (Successor), period November 1, 2019 to December 31, 2019 (Successor), and the period January 1, 2019 to October 31, 2019 (Predecessor), respectively.

The Company's future minimum lease payments required under noncancelable operating leases are as follows:

Year Ending December 31,	
2021	$ 2,078,521
2022	1,789,520
2023	1,643,750
2024	1,451,336
2025	1,220,806
Thereafter	2,426,997
	$10,610,930

Risks Associated with the Impact of COVID-19

As a result of the spread of the COVID-19 coronavirus, disruption and uncertainty have arisen across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company's customers, employees, and vendors. As of the date of the issuance of these financial statements, all 25 of the Company's retail locations are operating and most wholesale partners have re-opened their stores. Beginning in March 2020, the Company took action to cut payroll and discretionary spending, as well as other non-essential items to improve liquidity and operating capital in response. The Company's E-Commerce business and certain wholesale channels remained open throughout the pandemic, servicing customers. Throughout the pandemic, the Company continues to reduce costs and its retail operations are re-opened. The potential impact to the Company's financial condition and results of operations is uncertain.

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations, or liquidity.

NOTE 12 – Stock-Based Compensation

There was no stock option plan for the Successor entity as of December 31, 2020.

2016 Stock Option and Grant Plan

The Predecessor had an equity-based incentive plan, the 2016 Stock Option and Grant Plan (the 2016 Plan), which provided for equity incentives to employees. The 2016 Plan permitted the issuance of up to 1,441,954 shares of the Predecessor's common stock in the form of stock options, unrestricted and restricted stock awards, and restricted stock units. The number of shares issuable under the 2016 Plan was subject to customary adjustments in the event of stock splits, stock dividends, and certain other distributions on the Predecessor's common stock.

Stock Options

Incentive awards were provided to employees pursuant to the 2016 Plan. These awards provided to employees generally vest over a four-year service plan, while awards provided to nonemployees vest immediately. The stock options issued by the Predecessor generally expire ten years from the grant date.

The following assumptions were used in connection with the Black-Scholes option pricing calculation as it relates to incentive stock option awards issued and outstanding at October 31, 2019:

Year	Share Value	Strike Price	Expected Term	Risk-free Interest Rate	Volatility	Forfeiture Rate
2016	$0.72	$0.72	4 years	0.88%	40%	33%
2017	$0.72 - $1.18	$0.72 - $1.18	4 years	0.88% - 1.46%	40% - 50%	20%
2018	$1.18	$1.18	4 years	2.52% - 2.74%	50%	21%

F-20

The activity of options issued to employees was as follows:

Employees		Predecessor		
	Number of Options	Wtd. Avg. Exercise Price per Share	Aggregate Intrinsic Value (1)	Wtd. Avg. Remaining Contractual Term
Outstanding, January 1, 2019	815,689	$ 0.86		8.35
Forfeited or cancelled	(6,538)	1.81		
Exercised	(18,464)	0.73	$ -	
Outstanding, October 31, 2019	790,687	$ 0.83		7.55
Vested and excercisable, October 31, 2019	568,909	$ 0.82		6.98

(1) The intrinsic value of a stock option is the amount by which market value of the underlying stock at the end of related period exceeds exercise price of the option.

The Predecessor also issued options to non-employees pursuant to the Predecessor's operating agreement. The activity of options issued to non-employees was as follows:

	Predecessor	
Non-Employees	Number of Options	Wtd. Avg. Exercise Price per Share
Outstanding, January 1, 2019	22,500 $	0.72
Granted during 2019	-	-
Outstanding and exercisable, October 31, 2019	22,500 $	0.72

The Predecessor's net loss for the period January 1, 2019 to October 31, 2019 (Predecessor) included compensation expense related to the amortization of the Predecessor's stock option awards of approximately $90,000. Due to the bankruptcy, there was no expected unamortized compensation expense at October 31, 2019.

F-21

Restricted Stock

The Predecessor awarded shares of restricted stock to various employees pursuant to the provisions of the Predecessor's 2016 Plan. The awards generally vested over a four-year service period. The activity for the restricted stock was as follows:

	Number of Units	Wtd. Avg. Grant Date Fair Value
Unvested, January 1, 2019	399 $	0.72
Vested	(399)	0.72
Unvested, October 31, 2019	-	-
Outstanding and vested, October 31, 2019	4,188 $	0.72

There was no compensation expense related to the vesting of restricted stock for the period January 1, 2019 to October 31, 2019 (Predecessor).

Warrant

In May 2017, the Predecessor issued the term note payable holder a warrant to purchase 24,383 shares of series A preferred stock at a price of $3.281 per share pursuant to the Predecessor's operating agreement. The warrant expires May 2027. No expense was recognized for the fair value of the warrant upon issuance as it was deemed insignificant by management. No shares were purchased under the warrant for the period January 1, 2019 to October 31, 2019.

In November 2018, the Predecessor issued the term note payable holder a warrant to purchase 40,718 shares of series B-2 preferred stock at a price of $6.000 per share pursuant to the Predecessor's operating agreement. The warrant expires November 2028. No expense was recognized for the fair value of the warrant upon issuance as it was deemed insignificant by management. No shares were purchased under the warrant for the period January 1, 2019 to October 31, 2019.

NOTE 14 – Stockholder's Deficit

The Company issued 12,500,000 shares of common stock to Bristol Luxury Group, LLC in conjunction with the conversion to a corporation in September 2020. Additionally, $8,000,000 of the Company's debt held by Bristol Luxury Group, LLC was converted to shares of preferred stock, with the effective date of September 2020.

Preferred stock does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. Preferred stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues on a daily basis and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company's Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder. As of December 31, 2020, there were un-declared dividends in the amount of $260,000.

NOTE 15 – Subsequent Events

The Paycheck Protection Program allows for second draws of loans, and in March 2021, the Company received an additional loan under the Paycheck Protection Program in the amount of $1,650,000. Management expects that the entire loan will be used for payroll, utilities and interest; therefore, management anticipates that the loan will be substantially forgiven. To the extent it is not forgiven, the Organization would be required to repay that portion at an interest rate of 1% over a period of five years, beginning December 2021.

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options. Subsequent to adoption of the plan, the Company granted 306,000 stock options to 53 employees.

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933. The Company is offering up to 2,500,000 shares of Common Stock at a price of $10.00 per share, plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the "Offering Circular")) to investors based upon investment level. As of April 30, 2021, the Company had issued 63,329 shares of Common Stock and secured approximately $500,000 of net proceeds through the Regulation A Offering. The Regulation A Offering will run for a period of 12 months, and the Company continues to purse raising more funds through its marketing efforts.

**CERTIFICATE OF CORRECTION
TO
CERTIFICATE OF INCORPORATION
OF
SUGARFINA CORPORATION**

*   *   *   *

*Adopted in accordance with the provisions of Section 103 of the
General Corporation Law of the State of Delaware*

*   *   *   *

The undersigned, Scott LaPorta, being the Chief Executive Officer of Sugarfina Corporation, a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY as follows:

FIRST: The name of the Corporation is: Sugarfina Corporation.

SECOND: The Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on September 25, 2020.

THIRD: The defect to be corrected in the Certificate of Incorporation of the Corporation is as follows:

Article FOURTH of the Certificate of Incorporation of the Corporation was incorrectly set forth as noted below:

FOURTH: (A) Classes and Numbers of Shares. The aggregate number of shares of stock which the Corporation shall have authority to issue is Thirty Million (30,000,000). The classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

    (i)   Twenty-Five Million (25,000,000) shares of common stock, par value $0.01 per share (the "Common Stock"); and

    (ii)   Five Million (5,000,000) shares of preferred stock, par value $0.01 per share (the "Preferred Stock"); and

    (B) Blank Check Powers. The Corporation may issue any class of the Preferred Stock in any series. The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each such series when issued shall be designated to distinguish the shares of each series from shares of all other series.

FOURTH: Article FOURTH of the Certificate of Incorporation of the Corporation in its corrected form, shall read as follows:

FOURTH:

      (A)   <u>Classes and Numbers of Shares</u>. The aggregate number of shares of stock which the Corporation shall have authority to issue is Thirty Million (30,000,000). The classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

      (i)   Twenty-Five Million (25,000,000) shares of common stock, par value $0.01 per share (the "<u>Common Stock</u>"); and

      (ii)   Five Million (5,000,000) shares of preferred stock, par value $0.01 per share (the "<u>Preferred Stock</u>").

      (B)   <u>Blank Check Powers</u>. The Corporation may issue any class of the Preferred Stock in any series. The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each such series when issued shall be designated to distinguish the shares of each series from shares of all other series.

      (C)   <u>Series A Preferred Stock</u>. 800,000 shares of Preferred Stock that are authorized shall be designated as the "Series A Preferred Stock" (the "<u>Series A Preferred Stock</u>"), which shall have the following rights, preferences, privileges, restrictions and entitlements:

      (i)   <u>Number of Shares</u>. The total number of shares of Series A Preferred Stock that the Corporation shall have authority to issue is 800,000 shares. Subject to the terms hereof, such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by the Board of Directors. Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall, upon compliance with any applicable provisions of the law of the State of Delaware, be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

(ii)   Dividends. From and after the date of the issuance of any shares of Series A Preferred Stock, holders of shares of Series A Preferred Stock shall be entitled to receive in respect of each such shares, as and when declared by the Corporation's Board of Directors, cumulative dividends accruing on a daily basis at the rate per annum of twelve percent (12%) on the Series A Issue Price of such share, payable in cash, and to the extent not paid, compounded monthly, provided that such rate per annum shall be fourteen percent (14%) on the amount of any previously accrued dividends on such share, compounded monthly (collectively, the "Dividends"). Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the amount of the aggregate Dividends then accrued on such share of Series A Preferred Stock and not previously paid. Notwithstanding anything to the contrary contained herein, (i) no Dividend may be declared unless paid to the Holders immediately in cash (it being understood that no Dividends may be declared and paid in securities or otherwise "in kind") and (ii) no Dividend shall be declared or paid in anticipation of a redemption of a share of Series A Preferred Stock or any liquidation of the Corporation.

(iii)   Ranking.

(1)   The Series A Preferred Stock shall rank senior and in priority of payment to all of the Junior Stock in any liquidation or winding up of the Corporation.

(2)   Any distribution or payments upon any Deemed Liquidation Event pursuant to clause (iv) through (vi) of the definition thereof will be made only upon the written approval by a majority of the Board of Directors. Upon any Deemed Liquidation Event, if the Board of Directors has approved to make any distribution or payment to any holders (as applicable), the holders of Series A Preferred Stock shall be paid the Redemption Price on the date thereof on all such shares of Series A Preferred Stock before any distribution or payment is made to or set aside for the holders of any Junior Stock.

(3)   A notice shall be sent by or on behalf of the Corporation, via electronic transmission or first class mail, postage prepaid, to the holders of record of the shares to be redeemed at their respective addresses as they shall appear on the records of the Corporation, not less than five days nor more than 60 days prior to the date of such Deemed Liquidation Event, notifying such holders of such Deemed Liquidation Event and the Board of Directors' decision to approve a distribution or payment (as

applicable). If the Board of Directors has approved a distribution or payment (as applicable), the notice shall (a) if such shares are certificated, state the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and (b) the Redemption Price therefor.

(4) If such shares are certificated, each holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing the shares to be redeemed pursuant to this Article Fourth to the Corporation, in the manner and place designated by the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated by the Corporation. Each surrendered certificate shall be canceled and retired, and the Corporation shall, concurrently therewith, make payment of the applicable Redemption Price in cash. If such shares are not certificated, the aggregate Redemption Price for all such shares shall be payable in cash to the respective holders of the shares on the applicable date of Deemed Liquidation Event.

(5) After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed pursuant to this Article Fourth, then on the date such payment has been made, all rights of the holder in the shares of Series A Preferred Stock so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

(6) If, upon any Deemed Liquidation Event and the Board of Directors' decision to approve a distribution or payment, the net assets of the Corporation distributable among the holders of all outstanding shares of Series A Preferred Stock shall be insufficient to permit the payment in full to such holders of the preferential amounts to which they are entitled, then the entire net assets of the Corporation remaining shall be distributed among the holders of Series A Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(iv)   Optional Company Redemption.

(1) At any time and from time to time, the Corporation may, subject to Article Fourth, Section (C)(v), redeem all or a portion of the outstanding shares of Series A Preferred Stock for a cash amount per share equal to the Redemption Price thereof on the Redemption Date.

(2) To effect any redemption pursuant to this Article Fourth, a redemption notice shall be sent by or on behalf of the Corporation, via electronic transmission or first class mail, postage prepaid, to the holders of record of the shares to be redeemed at their respective addresses as they shall appear on the records of the Corporation, not less than five days nor

more than 60 days prior to the Redemption Date, (i) notifying such holders of the election of the Corporation to redeem such shares and of the date of redemption, (ii) if such shares are certificated, stating the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and (iii) the Redemption Price therefor. If less than all of the outstanding shares of Series A Preferred Stock are to be redeemed, such shares shall be redeemed pro rata unless a non pro rata redemption is agreed to by the Requisite Holders.

(3)   If such shares are certificated, each holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing the shares to be redeemed pursuant to this Article Fourth to the Corporation, in the manner and place designated by the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated by the Corporation. Each surrendered certificate shall be canceled and retired, and the Corporation shall, concurrently therewith, make payment of the applicable Redemption Price in cash. If less than all of the shares of Series A Preferred Stock represented by a surrendered certificate are redeemed, then the Corporation shall issue a new stock certificate representing the unredeemed shares in the name of the applicable holder of record of canceled stock certificate. If such shares are not certificated, the aggregate Redemption Price for all such shares shall be (i) payable in cash to the respective holders of the shares on the applicable Redemption Date, and (ii) used for no other corporate purpose, except to the extent prohibited by applicable Delaware law.

(4)   After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed, then on the date such payment has been made, all rights of the holder in the shares so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

(v)   Voting Rights.

(1)   Except (x) the voting rights provided in this Article Fourth and (y) as may otherwise be required by law, shares of Series A Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A Preferred Stock have the right to vote separately as a class, such holders shall be entitled to one vote for each such share held by them respectively.

(2)   Without the consent of the Requisite Holders, given in writing or by vote at a meeting of stockholders called for such purpose, the Corporation will not:

(A)   increase the authorized number of shares of Series A Preferred Stock;

(B)   directly or indirectly authorize, create, issue or increase the authorized or issued number of shares of any other class or series of capital stock or any other security convertible into or exercisable for shares of any other class or series of capital stock ranking either senior to or on parity with the Series A Preferred Stock in respect of the right to receive (A) dividends or distributions, or (B) assets of the Corporation upon any Deemed Liquidation Event;

(C)   pay any dividend in respect of any Junior Stock;

(D)   effect any redemption pursuant to Article Fourth herein; or

(E)   amend, alter or repeal any provision of the Certificate of Incorporation in a manner adverse to the holders of Series A Preferred Stock.

(3)   Notwithstanding the immediately preceding clause (2), and for the avoidance of doubt, if any corporate action permitted by the foregoing would reasonably be expected to materially adversely affect any holder's interests in its Series A Preferred Stock in a manner that is disproportionate to the effect on the other holders' interests in the Series A Preferred Stock, the consent of the holder so affected shall be required.

(vi)   Tax Treatment; Withholding.

(1)   For U.S. federal and applicable state income and withholding tax purposes, absent a change in applicable law or a final "determination" within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended (the "Code"), no dividends will be treated as having been paid as a result of the accrual of dividends (including adjustments to the Liquidation Preference of the Series A Preferred Stock in connection with any dividends that accrue) but are not paid.

(2)   All actual or constructive payments, dividends and distributions on, or in redemption of, the Series A Preferred Stock shall be subject to withholding and backup withholding of tax to the extent required by law, and amounts withheld, if any, shall be treated as received by the holders of the Series A Preferred Stock (the "Holders") in respect of which such amounts were withheld. The Corporation shall have the

right to take measures necessary to obtain cash to satisfy the Corporation's withholding requirements with respect to any non-cash, deemed or constructive payment, dividend or distribution to the Holders, including by retaining, selling or liquidating property of the applicable Holders held by the Corporation in its custody or over which it has control. Each Holder shall indemnify the Corporation and its affiliates for, and hold harmless the Corporation and its affiliates from and against, any and all withholding tax, including penalties and interest, payable by or assessed against the Corporation or any of its affiliates in respect of the Series A Preferred Stock held by such Holder.

(D)   Definitions. As used herein with respect to Series A Preferred Stock:

"Bankruptcy Event" means any of the following:

(i)   the Corporation commences any case, proceeding, or other action (1) under any existing or future law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts, or (2) seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or any substantial part of its assets, or the Corporation makes a general assignment for the benefit of its creditors;

(ii)   there is commenced against the Corporation any case, proceeding, or other action of a nature referred to in the immediately preceding clause (i) above which (1) results in the entry of an order for relief or any such adjudication or appointment or (2) remains undismissed, undischarged, or unbonded for a period of 30 days;

(iii)   there is commenced against the Corporation any case, proceeding, or other action seeking issuance of a warrant of attachment, execution, or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within 30 days from the entry thereof; or

(iv)   the Corporation takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in the immediately preceding clauses (i), (ii) or (iii) above.

"Certificate of Incorporation" means the Corporation's Certificate of Incorporation, as amended or amended and restated from time to time.

"Change of Control" means (i) any change of control transaction wherein Bristol Luxury Group, LLC, a Delaware limited liability company, no longer owns a majority of the issued and outstanding Common Stock or (ii) a net asset disposition transaction whereby the Corporation sells, disposes or otherwise liquidates greater than 30% of its assets.

"Cross-Default" means the Corporation's default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (i) involves an obligation greater than $1,000,000, whether such indebtedness now exists or shall hereafter be created, and (ii) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable.

"Deemed Liquidation Event" means (i) any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Corporation, (ii) a Bankruptcy Event, (iii) a Cross-Default, (iv) a Change of Control, (v) a Qualified IPO or (vi) any cessation of operations by the Corporation.

"IPO" means a fully committed, fully underwritten bona fide initial public offering of capital stock of the Corporation pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (excluding registration statements filed on Form S-8, any similar successor form or another form used for a purpose similar to the intended use for such forms).

"Junior Stock" means the Common Stock and any other class or series of stock of the Corporation now or hereafter authorized or issued by the Corporation not entitled to receive any assets upon a Liquidation Event until Series A Preferred Stock shall have received the entire amount to which such stock is entitled upon such Liquidation Event.

"Liquidation Event" means any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

"Liquidation Preference" means, on any date, an amount per share equal to, but no more than, (i) the Series A Issue Price plus (ii) any accrued and unpaid dividends on such share of Series A Preferred Stock, whether or not declared, through and including the date of the Liquidation Event.

"Qualified IPO" means an IPO in which the aggregate net proceeds to the Corporation are an amount equal to or greater than the amount required to be redeem all of the shares of Series A Preferred Stock at the applicable Redemption Price as of such date.

"Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity.

"Redemption Date" with respect to any share of Series A Preferred Stock means the date on which such share is to be redeemed.

"Redemption Price" means, with respect to a share of Series A Preferred Stock at any Redemption Date, means an amount per share equal to 100% of the Liquidation Preference.

"Requisite Holders" means holders of at least a majority of the shares of Series A Preferred Stock then outstanding.

"Series A Issue Price" means $10.00.

(E)   <u>Headings and Subdivisions</u>. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(F)   <u>Severability of Provisions</u>. If any right, preference or limitation of Series A Preferred Stock set forth herein (as the same may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth herein (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other right, preference or limitation herein set forth unless so expressed herein.

****

IN WITNESS WHEREOF, the undersigned, being the Chief Executive Officer hereinabove named, for the purpose of correcting the Certificate of Incorporation of the Corporation pursuant to the General Corporation Law of the State of Delaware, under penalties of perjury does hereby declare and certify that this is the act and deed of the Corporation and the facts stated herein are true, and accordingly has hereunto signed this Certificate of Correction this 30th day of April, 2021.

SUGARFINA CORPORATION,

a Delaware corporation

By: /s/ Scott LaPorta

Name: Scott LaPorta

Title: Chief Executive Officer

EXHIBIT C

CONFORMED COPY OF

CERTIFICATE OF INCORPORATION

OF

SUGARFINA CORPORATION

THE UNDERSIGNED, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified and referred to as the "Delaware General Corporation Law"), hereby certifies that:

FIRST: The name of this corporation is: **Sugarfina Corporation** (the "Corporation").

SECOND: The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is: 1209 Orange Street, Wilmington, DE 19801, County of New Castle; and the name of the registered agent of the Corporation in the State of Delaware at such address is: National Registered Agents, Inc.

THIRD: The nature of the business and of the purposes to be conducted and promoted by the Corporation is to conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH:

        (A)   Classes and Numbers of Shares. The aggregate number of shares of stock which the Corporation shall have authority to issue is Thirty Million (30,000,000). The classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

                (i)   Twenty-Five Million (25,000,000) shares of common stock, par value $0.01 per share (the "Common Stock"); and

                (ii)   Five Million (5,000,000) shares of preferred stock, par value $0.01 per share (the "Preferred Stock").

        (B)   Blank Check Powers. The Corporation may issue any class of the Preferred Stock in any series. The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each such series when issued shall be designated to distinguish the shares of each series from shares of all other series.

(C)   Series A Preferred Stock. 800,000 shares of Preferred Stock that are authorized shall be designated as the "Series A Preferred Stock" (the "Series A Preferred Stock"), which shall have the following rights, preferences, privileges, restrictions and entitlements:

(i)   Number of Shares. The total number of shares of Series A Preferred Stock that the Corporation shall have authority to issue is 800,000 shares. Subject to the terms hereof, such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by the Board of Directors. Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall, upon compliance with any applicable provisions of the law of the State of Delaware, be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.

(ii)   Dividends. From and after the date of the issuance of any shares of Series A Preferred Stock, holders of shares of Series A Preferred Stock shall be entitled to receive in respect of each such shares, as and when declared by the Corporation's Board of Directors, cumulative dividends accruing on a daily basis at the rate per annum of twelve percent (12%) on the Series A Issue Price of such share, payable in cash, and to the extent not paid, compounded monthly, provided that such rate per annum shall be fourteen percent (14%) on the amount of any previously accrued dividends on such share, compounded monthly (collectively, the "Dividends"). Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the amount of the aggregate Dividends then accrued on such share of Series A Preferred Stock and not previously paid. Notwithstanding anything to the contrary contained herein, (i) no Dividend may be declared unless paid to the Holders immediately in cash (it being understood that no Dividends may be declared and paid in securities or otherwise "in kind") and (ii) no Dividend shall be declared or paid in anticipation of a redemption of a share of Series A Preferred Stock or any liquidation of the Corporation.

(iii)   Ranking.

(1)   The Series A Preferred Stock shall rank senior and in priority of payment to all of the Junior Stock in any liquidation or winding up of the Corporation.

(2)   Any distribution or payments upon any Deemed Liquidation Event pursuant to clause (iv) through (vi) of the definition thereof will be made only upon the written approval by a majority of the Board of Directors. Upon any Deemed Liquidation Event, if the Board of Directors has approved to make any distribution or payment to any holders (as applicable), the holders of Series A Preferred Stock shall be paid the Redemption Price on the date thereof on all such shares of Series A Preferred Stock before any distribution or payment is made to or set aside for the holders of any Junior Stock.

(3)   A notice shall be sent by or on behalf of the Corporation, via electronic transmission or first class mail, postage prepaid, to the holders of record of the shares to be redeemed at their respective addresses as they shall appear on the records of the Corporation, not less than five days nor more than 60 days prior to the date of such Deemed Liquidation Event, notifying such holders of such Deemed Liquidation Event and the Board of Directors' decision to approve a distribution or payment (as applicable). If the Board of Directors has approved a distribution or payment (as applicable), the notice shall (a) if such shares are certificated, state the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and (b) the Redemption Price therefor.

(4)   If such shares are certificated, each holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing the shares to be redeemed pursuant to this Article Fourth to the Corporation, in the manner and place designated by the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated by the Corporation. Each surrendered certificate shall be canceled and retired, and the Corporation shall, concurrently therewith, make payment of the applicable Redemption Price in cash. If such shares are not certificated, the aggregate Redemption Price for all such shares shall be payable in cash to the respective holders of the shares on the applicable date of Deemed Liquidation Event.

(5)   After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed pursuant to this Article Fourth, then on the date such payment has been made, all rights of the holder in the shares of Series A Preferred Stock so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

(6)   If, upon any Deemed Liquidation Event and the Board of Directors' decision to approve a distribution or payment, the net assets of the Corporation distributable among the holders of all outstanding shares of Series A Preferred Stock shall be insufficient to permit the payment in full to such holders

of the preferential amounts to which they are entitled, then the entire net assets of the Corporation remaining shall be distributed among the holders of Series A Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(iv)   Optional Company Redemption.

     (1)   At any time and from time to time, the Corporation may, subject to Article Fourth, Section (C)(v), redeem all or a portion of the outstanding shares of Series A Preferred Stock for a cash amount per share equal to the Redemption Price thereof on the Redemption Date.

     (2)   To effect any redemption pursuant to this Article Fourth, a redemption notice shall be sent by or on behalf of the Corporation, via electronic transmission or first class mail, postage prepaid, to the holders of record of the shares to be redeemed at their respective addresses as they shall appear on the records of the Corporation, not less than five days nor more than 60 days prior to the Redemption Date, (i) notifying such holders of the election of the Corporation to redeem such shares and of the date of redemption, (ii) if such shares are certificated, stating the place or places at which the shares called for redemption shall, upon presentation and surrender of the certificates evidencing such shares, be redeemed, and (iii) the Redemption Price therefor. If less than all of the outstanding shares of Series A Preferred Stock are to be redeemed, such shares shall be redeemed pro rata unless a non pro rata redemption is agreed to by the Requisite Holders.

     (3)   If such shares are certificated, each holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing the shares to be redeemed pursuant to this Article Fourth to the Corporation, in the manner and place designated by the Corporation, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto), or, in the event the certificate or certificates are lost, stolen or missing, shall deliver an affidavit of loss, in the manner and place designated by the Corporation. Each surrendered certificate shall be canceled and retired, and the Corporation shall, concurrently therewith, make payment of the applicable Redemption Price in cash. If less than all of the shares of Series A Preferred Stock represented by a surrendered certificate are redeemed, then the Corporation shall issue a new stock certificate representing the unredeemed shares in the name of the applicable holder of record of canceled stock certificate. If such shares are not certificated, the aggregate Redemption Price for all such shares shall be (i) payable in cash to the respective holders of the shares on the applicable Redemption Date, and (ii) used for no other corporate purpose, except to the extent prohibited by applicable Delaware law.

     (4)   After the Redemption Price has been paid for shares of Series A Preferred Stock to be redeemed, then on the date such payment has been made, all rights of the holder in the shares so redeemed, shall cease, and such shares shall no longer be deemed issued and outstanding.

(v)   Voting Rights.

(1)   Except (x) the voting rights provided in this Article Fourth and (y) as may otherwise be required by law, shares of Series A Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights or voting powers, or qualifications, limitations or restrictions thereof. In all cases where the holders of shares of Series A Preferred Stock have the right to vote separately as a class, such holders shall be entitled to one vote for each such share held by them respectively.

(2)   Without the consent of the Requisite Holders, given in writing or by vote at a meeting of stockholders called for such purpose, the Corporation will not:

(A)   increase the authorized number of shares of Series A Preferred Stock;

(B)   directly or indirectly authorize, create, issue or increase the authorized or issued number of shares of any other class or series of capital stock or any other security convertible into or exercisable for shares of any other class or series of capital stock ranking either senior to or on parity with the Series A Preferred Stock in respect of the right to receive (A) dividends or distributions, or (B) assets of the Corporation upon any Deemed Liquidation Event;

(C)   pay any dividend in respect of any Junior Stock;

(D)   effect any redemption pursuant to Article Fourth herein; or

(E)   amend, alter or repeal any provision of the Certificate of Incorporation in a manner adverse to the holders of Series A Preferred Stock.

(3)   Notwithstanding the immediately preceding clause (2), and for the avoidance of doubt, if any corporate action permitted by the foregoing would reasonably be expected to materially adversely affect any holder's interests in its Series A Preferred Stock in a manner that is disproportionate to the effect on the other holders' interests in the Series A Preferred Stock, the consent of the holder so affected shall be required.

(vi)   Tax Treatment; Withholding.

(1)   For U.S. federal and applicable state income and withholding tax purposes, absent a change in applicable law or a final "determination" within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended (the "Code"), no dividends will be treated as having been paid as a result of the accrual of dividends (including adjustments to the Liquidation Preference of the Series A Preferred Stock in connection with any dividends that accrue) but are not paid.

(2)   All actual or constructive payments, dividends and distributions on, or in redemption of, the Series A Preferred Stock shall be subject to withholding and backup withholding of tax to the extent required by law, and amounts withheld, if any, shall be

treated as received by the holders of the Series A Preferred Stock (the "Holders") in respect of which such amounts were withheld. The Corporation shall have the right to take measures necessary to obtain cash to satisfy the Corporation's withholding requirements with respect to any non-cash, deemed or constructive payment, dividend or distribution to the Holders, including by retaining, selling or liquidating property of the applicable Holders held by the Corporation in its custody or over which it has control. Each Holder shall indemnify the Corporation and its affiliates for, and hold harmless the Corporation and its affiliates from and against, any and all withholding tax, including penalties and interest, payable by or assessed against the Corporation or any of its affiliates in respect of the Series A Preferred Stock held by such Holder.

(D)   Definitions. As used herein with respect to Series A Preferred Stock:

"Bankruptcy Event" means any of the following:

(i)   the Corporation commences any case, proceeding, or other action (1) under any existing or future law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts, or (2) seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or any substantial part of its assets, or the Corporation makes a general assignment for the benefit of its creditors;

(ii)   there is commenced against the Corporation any case, proceeding, or other action of a nature referred to in the immediately preceding clause (i) above which (1) results in the entry of an order for relief or any such adjudication or appointment or (2) remains undismissed, undischarged, or unbonded for a period of 30 days;

(iii)   there is commenced against the Corporation any case, proceeding, or other action seeking issuance of a warrant of attachment, execution, or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within 30 days from the entry thereof; or

(iv)   the Corporation takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in the immediately preceding clauses (i), (ii) or (iii) above.

"Certificate of Incorporation" means the Corporation's Certificate of Incorporation, as amended or amended and restated from time to time.

"Change of Control" means (i) any change of control transaction wherein Bristol Luxury Group, LLC, a Delaware limited liability company, no longer owns a majority of the issued and outstanding Common Stock or (ii) a net asset disposition transaction whereby the Corporation sells, disposes or otherwise liquidates greater than 30% of its assets.

"Cross-Default" means the Corporation's default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (i) involves an obligation greater than $1,000,000, whether such indebtedness now exists or shall hereafter be created, and (ii) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable.

"Deemed Liquidation Event" means (i) any voluntary or involuntary liquidation, dissolution or other winding up of the affairs of the Corporation, (ii) a Bankruptcy Event, (iii) a Cross-Default, (iv) a Change of Control, (v) a Qualified IPO or (vi) any cessation of operations by the Corporation.

"IPO" means a fully committed, fully underwritten bona fide initial public offering of capital stock of the Corporation pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (excluding registration statements filed on Form S-8, any similar successor form or another form used for a purpose similar to the intended use for such forms).

"Junior Stock" means the Common Stock and any other class or series of stock of the Corporation now or hereafter authorized or issued by the Corporation not entitled to receive any assets upon a Liquidation Event until Series A Preferred Stock shall have received the entire amount to which such stock is entitled upon such Liquidation Event.

"Liquidation Event" means any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

"Liquidation Preference" means, on any date, an amount per share equal to, but no more than, (i) the Series A Issue Price plus (ii) any accrued and unpaid dividends on such share of Series A Preferred Stock, whether or not declared, through and including the date of the Liquidation Event.

"Qualified IPO" means an IPO in which the aggregate net proceeds to the Corporation are an amount equal to or greater than the amount required to be redeem all of the shares of Series A Preferred Stock at the applicable Redemption Price as of such date.

"Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity.

"Redemption Date" with respect to any share of Series A Preferred Stock means the date on which such share is to be redeemed.

"Redemption Price" means, with respect to a share of Series A Preferred Stock at any Redemption Date, means an amount per share equal to 100% of the Liquidation Preference.

"Requisite Holders" means holders of at least a majority of the shares of Series A Preferred Stock then outstanding.

"Series A Issue Price" means $10.00.

(E)   Headings and Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(F)   Severability of Provisions. If any right, preference or limitation of Series A Preferred Stock set forth herein (as the same may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth herein (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other right, preference or limitation herein set forth unless so expressed herein.

FIFTH: The number of directors constituting the initial Board of Directors of the Corporation is three; and the name and address of the persons who are to serve as the initial directors of the Corporation are as follows:

NAME	ADDRESS
Paul L. Kessler	1700 E. Walnut Avenue, 5th Floor
	El Segundo, CA 90245
Diana Derycz-Kessler	1700 E. Walnut Avenue, 5th Floor
	El Segundo, CA 90245
Scott LaPorta	1700 E. Walnut Avenue, 5th Floor
	El Segundo, CA 90245

SIXTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders, of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders, of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

SEVENTH: The original bylaws of the Corporation shall be adopted by the incorporator; thereafter, in furtherance and not in limitation of the powers conferred by statute, the power to make, alter, or repeal the bylaws, and to adopt any new Bylaw, shall be vested in the Board of Directors.

EIGHTH: (A)   To the fullest extent permitted by the Delaware General Corporation Law, as it exists on the date hereof or as it may hereafter be amended, a director of this Corporation shall not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (1) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law; or (4) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

(B)   The Corporation shall have the power to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation, any predecessor of the Corporation or any subsidiary or affiliate of the Corporation, or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation. The Corporation shall indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation, any predecessor to the Corporation or any subsidiary or affiliate of the Corporation as and to the extent (and on the terms and subject to the conditions) set forth in the bylaws of the Corporation or in any contract of indemnification entered into by the Corporation and any such person.

(C)   Neither any amendment nor repeal of this Article EIGHTH, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article EIGHTH, shall eliminate or reduce the effect of this Article EIGHTH in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article EIGHTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

NINTH: This Certificate of Incorporation of the Corporation shall be effective as of 12:01am Eastern Time on September 26, 2020.

IN WITNESS WHEREOF, I, the undersigned, for the purpose of forming a corporation pursuant to the Delaware General Corporation Law, do hereby declare and certify that the facts herein stated are true, and accordingly have hereunto set my hand this 25th day of September, 2020.

/s/ Scott LaPorta

Scott LaPorta, Sole Incorporator

1700 E. Walnut Avenue, 5t^h Floor

El Segundo, CA 90245

EXHIBIT D

_____

BYLAWS

OF

SUGARFINA CORPORATION
a Delaware corporation

_____

ARTICLE I

STOCKHOLDERS

SECTION 1.1. Annual Meetings. An annual meeting of stockholders of Sugarfina Corporation (the "Corporation") to elect directors and transact such other business as may properly be presented to the meeting may be held at such place, within or without the State of Delaware, as may be designated by or in the manner provided in the Certificate of Incorporation or these bylaws (the "Bylaws"), or if not so designated, as the board of directors of the Corporation (the "Board of Directors") may from time to time determine. If pursuant to the certificate of incorporation of the Corporation (the "Certificate of Incorporation") or the Bylaws, the Board of Directors is authorized to determine the place of a meeting of stockholders of the Corporation (the "Stockholders"), the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by the provisions of the General Corporation Law of the State of Delaware (the "DGCL").

If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, Stockholders and proxyholders not physically present at a meeting of Stockholders may, in each case entitled to vote shares of the Corporation, by means of remote communication, participate in a meeting of Stockholders and be deemed present in person and vote at a meeting of Stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication. If such means are authorized, the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is, in fact, a Stockholder or proxyholder. The Corporation shall also implement reasonable measures to provide such Stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings. If a Stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

SECTION 1.2. Special Meetings. A special meeting of Stockholders may be called at any time by any director or the Chairman of the Board or the Chief Executive Officer and shall be called by any of them or by the Secretary upon receipt of a written request to do so specifying the matter or matters, appropriate for action at such a meeting, proposed to be presented at the meeting and signed by holders of record of 51% of the shares of stock that would be entitled to be voted on such matter or matters if the meeting were held on the day such request is received and the record date for such meeting were the close of business on the preceding day. Any such meeting shall be held at such time and at such place, within or without the State of Delaware, as shall be determined by the body or person calling such meeting and as shall be stated in the notice of such meeting.

SECTION 1.3. Notice of Meeting; Notice to Stockholders. For each meeting of Stockholders, written notice shall be given stating the place, if any, date and hour, the means of remote communication, if any, by which Stockholders and proxyholders may be deemed to be present in person and may vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided by Delaware law, the written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each Stockholder entitled to vote at such meeting. If mailed, notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder's address as it appears on the records of the Corporation.

Any notice given to a Stockholder under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by such Stockholder. Any such consent shall be revocable by a Stockholder by written notice to the Corporation and shall be deemed revoked under the circumstances described in the DGCL. Notice given to Stockholders by electronic transmission shall be given as provided in the DGCL.

SECTION 1.4. Quorum. Except as otherwise required by the DGCL or the Certificate of Incorporation, the holders of record of a majority of the shares of stock entitled to be voted present in person or represented by proxy at a meeting shall constitute a quorum, for the transaction of business at the meeting, but in the absence of a quorum the holders of record present or represented by proxy at such meeting may vote to adjourn the meeting from time to time, without notice other than announcement at the meeting, unless otherwise provided in the DGCL or Bylaws, until a quorum is obtained.

SECTION 1.5. Chairman and Secretary at Meeting. At each meeting of Stockholders, the Chairman of the Board, or in such person's absence, the person designated in writing by the Chairman of the Board, or if no person is so designated, then a person designated by the Board of Directors, shall preside as chairman of the meeting; if no person is so designated, then the meeting shall choose a chairman by plurality vote. The Secretary, or in such person's absence, a person designated by the chairman of the meeting, shall act as secretary of the meeting.

SECTION 1.6. Voting; Proxies. Except as otherwise provided by the DGCL or the Certificate of Incorporation:
(a) Each Stockholder (or its duly appointed proxyholder, as applicable) shall at every meeting of the Stockholders be entitled to one vote for each share of capital stock held by such Stockholder.

(b)   Each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A Stockholder may authorize another person or persons to act for such Stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram, cablegram, or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram, or other means of electronic transmission was authorized by the Stockholder. An irrevocable and/or a limited proxy may also be provided in the terms of a written agreement between a Stockholder and its proxyholder. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may remain irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally.

(c)   Directors shall be elected by a plurality vote.

(d)   Each matter, other than election of directors, properly presented to any meeting, shall be decided by a majority of the votes cast on the matter.

(e)   Unless otherwise provided in the Certificate of Incorporation, all elections of directors shall be by written ballot, including by electronic submission. Voting on all other matters need not be by written ballot unless ordered by the chairman of the meeting or if so requested by any Stockholder present or represented by proxy at the meeting and entitled to vote on such matter.

(f)   If authorized by the Board of Directors, the requirement of a written ballot may be satisfied by a ballot submitted by electronic submission, accompanied by the information specified in the DGCL.

SECTION 1.7. Adjourned Meetings. A meeting of Stockholders may be adjourned to another time or place. Unless the Board of Directors fixes a new record date, Stockholders of record for an adjourned meeting shall be as originally determined for the meeting from which the adjournment was taken. Except as provided in the next succeeding sentence, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote. At the adjourned meeting at which there shall be present or represented the holders of record of the requisite number of shares, any business may be transacted that might have been transacted at the meeting as originally called.

SECTION 1.8. Consent of Stockholders in Lieu of Meeting. Any action that may be taken at any annual or special meeting of Stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. A telegram, cablegram or other electronic transmission consenting to action shall be deemed to be written, signed and dated provided that it sets forth or is delivered with information from which the Corporation can determine that it was transmitted by the Stockholder, proxyholder or by a person authorized to act for the Stockholder or proxyholder and the date on which it was transmitted. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until there shall have been compliance with applicable provisions of the DGCL. Notice of the taking of such action shall be given promptly to each Stockholder that did not consent thereto in writing to the extent such notice is required by the provisions of the DGCL.

SECTION 1.9. List of Stockholders Entitled to Vote. At least 10 days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder, shall be prepared. Such list shall be open to the examination of any Stockholder (as defined in Section 220 of the DGCL or any successor statute) for any proper purpose, for a period of at least 10 days prior to the meeting, (a) on a reasonably accessible electronic network, provided that the information required to gain access to the list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, such list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any Stockholder who is present. If the meeting is to be held solely by means of remote communication, such list shall also be open to the examination of any Stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

SECTION 1.10. Fixing of Record Date. In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. If no record date is fixed, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining Stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE II

DIRECTORS

SECTION 2.1. Number; Term of Office; Qualifications; Vacancies. The number of the directors constituting the entire Board of Directors shall be the number, not less than one, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were no vacancies; provided, however, that no decrease shall shorten the term of an incumbent director. Until otherwise fixed by the directors, the initial number of directors constituting the entire Board of Directors shall be three (3). Directors shall be elected at the annual meeting of Stockholders to hold office, subject to Sections 2.2 and 2.3, until the next annual meeting of Stockholders and until their respective successors are elected and qualify. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, and the directors so chosen shall hold office, subject to Sections 2.2 and 2.3, until the next annual meeting of Stockholders and until their respective successors are elected and qualify.

SECTION 2.2. Resignation. Any director of the Corporation may resign at any time by giving written notice or by electronic transmission, as defined in the DGCL, of such resignation to the Board of Directors or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if no time is specified, upon receipt thereof by the Board of Directors or the Secretary; and, unless specified therein, the acceptance of such resignation shall not be necessary to make it effective. When one or more directors shall resign from the Board of Directors effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in these Bylaws in the filling of other vacancies. If at any time, by reason of death or resignation or other cause, the Corporation should have no directors in office, then any Stockholder may call a special meeting of Stockholders in accordance with the provisions of the Certificate of Incorporation or these Bylaws, or may apply to the Delaware Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

SECTION 2.3. Removal. Subject to the provisions of the DGCL, any one or more directors may be removed, with or without cause, by the vote or written consent of the holders of a majority of the shares entitled to vote at an election of directors.
SECTION 2.4. Regular and Annual Meetings; Notice. Regular meetings of the Board of Directors shall be held at such time and at such place, within or without the State of Delaware, as the Board of Directors may from time to time prescribe. No notice need be given of any regular meeting, and a notice, if given, need not specify the purposes thereof.

A meeting of the Board of Directors may be held without notice immediately after an annual meeting of Stockholders at the same place as that at which such meeting was held.

SECTION 2.5. Special Meetings; Notice. A special meeting of the Board of Directors may be called at any time by any director, the Chairman of the Board or the Chief Executive Officer and shall be called by any one of them or by the Secretary upon receipt of a written request to do so specifying the matter or matters, appropriate for action at such a meeting, proposed to be presented at the meeting and signed by at least two directors. Any such meeting shall be held at such time and at such place, within or without the State of Delaware, as shall be determined by the body or person calling such meeting. Notice of such meeting stating the time and place thereof shall be given (a) by delivery via national overnight courier service, at least three days before the day fixed for the meeting addressed to each director at such person's address as it appears on the Corporation's records or at such other address as the director may have furnished the Corporation for that purpose, or (b) by delivery of the notice similarly addressed for dispatch by facsimile, telegraph or e-mail, in each case at least 24 hours before the time fixed for the meeting.

SECTION 2.6. Presiding Officer and Secretary at Meetings. Each meeting of the Board of Directors shall be presided over by the Chairman of the Board, or in such person's absence, by such member of the Board of Directors as shall be chosen at the meeting. The Secretary, or in such person's absence, an Assistant Secretary, shall act as secretary of the meeting, or if no such officer is present, a secretary of the meeting shall be designated by the person presiding over the meeting.

SECTION 2.7. Quorum. A majority of the directors then in office shall constitute a quorum for the transaction of business, but in the absence of a quorum a majority of those present (or if only one be present, then that one) may adjourn the meeting, without notice other than announcement at the meeting, until such time as a quorum is present. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 2.8. Manner of Participation. Unless otherwise restricted by the Certificate of Incorporation or Bylaws, members of the Board of Directors or of any committee thereof may participate in meetings of the Board of Directors or of such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

SECTION 2.9. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee. Such electronic transmission or transmissions filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if such minutes are maintained in electronic form.

SECTION 2.10. Committees of the Board. The Board of Directors may, by resolution passed by the Board of Directors, designate one or more other committees, each such committee to have such name and to consist of one or more directors as the Board of Directors may from time to time determine. Any such committee, to the extent provided in such resolution or resolutions, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, but no such committee shall have such power or authority in reference to (a) approving or adopting, or recommending to the Stockholders, any action or matter expressly required by the DGCL to be submitted to Stockholders for approval, or (b) adopting, amending or repealing any Bylaw. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

SECTION 2.11. Compensation. No director shall receive any stated compensation for such person's services as a director or as a member of a committee but shall receive such compensation, if any, as may from time to time be fixed by the Board of Directors.

ARTICLE III

OFFICERS

SECTION 3.1. Election; Qualification. The officers of the Corporation shall consist of a Chief Executive Officer, a Secretary and a Chief Financial Officer (also known as "Treasurer" unless the Board establishes such as a separate office), each of whom shall be elected by the Board of Directors. The Board of Directors may elect a Chairman of the Board or two Co-Chairmen of the Board, one or more Vice Presidents, a Controller, one or more Assistant Secretaries, one or more Assistant Treasurers, one or more Assistant Controllers and such other officers as it may from time to time determine. The Board of Directors shall also determine which of the officers shall hold any other offices, if desired. Any officer other than the Chairman of the Board may, but is not required to, be a director of the Corporation. Two or more offices may be held by the same person.

SECTION 3.2. Term of Office. Each officer shall hold office from the time of such person's election and qualification to the time at which such person's successor is elected and qualified, unless he shall die or resign or shall be removed pursuant to Section 3.4 at any time sooner.

SECTION 3.3. Resignation. Any officer of the Corporation may resign at any time by giving written notice of such resignation to the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if no time is specified, upon receipt thereof by the Board of Directors or one of the above named officers; and, unless specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3.4. Removal. Any officer may be removed at any time, with or without cause, by the vote of the Board of Directors.
SECTION 3.5. Vacancies. Any vacancy, however caused, in any office of the Corporation may be filled by the Board of Directors.

SECTION 3.6. Compensation. The compensation of each officer shall be such as the Board of Directors may from time to time determine.

SECTION 3.7. Duties of Officers. Officers of the Corporation shall, unless otherwise determined by the Board of Directors, have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as may be set forth in the Bylaws or as may from time to time be specifically conferred or imposed by the Board of Directors.

ARTICLE IV

CAPITAL STOCK

SECTION 4.1. Stock Certificates. Notwithstanding any other provision in these Bylaws, any or all classes and series of shares of the Corporation, or any part thereof, may be represented by uncertificated shares, except that shares represented by a certificate that is issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation (or the transfer agent or registrar, as the case may be). The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class or series shall be identical. If certificates for the shares of the Corporation are issued, each will be in such form as shall be determined by the Board of Directors. Each holder of stock of the Corporation, upon written request to the transfer agent or registrar of the Corporation, shall be entitled to a stock certificate in such form as may from time to time be prescribed by the Board of Directors. Each such certificate shall be signed by or in the name of the Corporation by the Chairman of the Board, or the Chief Executive Officer, or a Vice President, or a Senior Vice President and by the Secretary or an Assistant Secretary, or the Treasurer, or an Assistant Treasurer or the Chief Financial Officer. Any or all of the signatures appearing on such certificate or certificates may be a copy, facsimile, or electronic signature thereof. If any officer, transfer agent or registrar who has signed or whose signature, weather a copy, facsimile or electronic signature thereof, has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

SECTION 4.2. Transfer of Stock. Shares of stock shall be transferable on the books of the Corporation pursuant to applicable law and such rules and regulations as the Board of Directors shall from time to time prescribe.

SECTION 4.3. Redemption of Stock. Any stock of any class or series may be made subject to redemption by the Corporation at its option or at the option of the holders of such stock upon the happening of a specified event; provided however, that immediately following any such redemption, the Corporation shall have outstanding one or more shares of one or more classes or series of stock, which share, or shares together, shall have full voting powers.

SECTION 4.4. Holders of Record. Prior to due presentment for registration of transfer, the Corporation may treat the holder of record of a share of its stock as the complete owner thereof exclusively entitled to vote, to receive notifications and otherwise entitled to all the rights and powers of a complete owner thereof, notwithstanding notice to the contrary.

SECTION 4.5. Lost, Stolen, Destroyed or Mutilated Certificates. The Corporation shall issue a new certificate of stock to replace a certificate theretofore issued by it alleged to have been lost, destroyed or wrongfully taken, if the owner or such owner's legal representative (a) requests replacement, before the Corporation has notice that the stock certificate has been acquired by a bona fide purchaser; (b) unless the Board of Directors otherwise determines, files with the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such stock certificate or the issuance of any such new stock certificate; and (c) satisfies such other terms and conditions as the Board of Directors may from time to time prescribe.

ARTICLE V

MISCELLANEOUS

SECTION 5.1. Waiver of Notice. Whenever notice is required by the Certificate of Incorporation, the Bylaws or any provision of the DGCL, a written or electronically transmitted waiver thereof, signed by the person entitled to notice, whether before or after the time required for such notice, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders, directors or members of a committee of directors need be specified in any written waiver of notice, including any waiver by electronic transmission.

SECTION 5.2. Fiscal Year. The fiscal year of the Corporation shall start on such date as the Board of Directors shall from time to time prescribe.

SECTION 5.3. Corporate Seal. The corporate seal shall be in such form as the Board of Directors may from time to time prescribe, and the same may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE VI

INDEMNIFICATION

SECTION 6.1. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation, as a director, officer or employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) and in the manner provided in the Certificate of Incorporation of the Corporation and as otherwise permitted by the DGCL. SECTION 6.2. Where required by law, the indemnification provided for herein shall be made only as authorized in the specific case upon the determination, in the manner provided by law, that indemnification of the director, officer, employee or agent of the Corporation is proper in the circumstances. The Corporation, to the full extent permitted by law, may purchase and maintain insurance on behalf of any such person against any liability which may be asserted against such person.

SECTION 6.3. To the extent that a current or former director, officer, employee or agent of the Corporation is successful on the merits or otherwise in defense of any action, suit or proceeding, the Corporation shall, to the fullest extent permitted by the DGCL, indemnify such person against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection therewith.

SECTION 6.4. The indemnification and advancement of expenses provided by the DGCL shall not be deemed to exclude any other rights to which those seeking indemnification or advancement of expenses hereunder may be entitled under any bylaw, agreement, vote of Stockholders or disinterested directors or otherwise.

SECTION 6.5. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay such amount if it shall ultimately be determined that such person is not entitled to be so indemnified.

ARTICLE VII

AMENDMENT OF BYLAWS

SECTION 7.1. By Stockholders. These Bylaws shall be subject to alteration or repeal, and new bylaws may be made, by a majority of the votes cast by the voting shares of the Corporation at the time such shares are entitled to vote in the election of directors.

SECTION 7.2. By Directors. The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, these Bylaws.

EXHIBIT E

AMENDMENT NO 1. TO
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF SUGARFINA HOLDINGS LLC

This AMENDMENT NO. 1 TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF SUGARFINA HOLDINGS LLC, a Delaware limited liability company (the "***Company***"), dated April 30, 2021, but effective as of September 26, 2020 (this "***Amendment***") is executed on behalf of the LLC pursuant to Section 14.2 of the LLC Agreement (as defined below). Capitalized terms used and not otherwise defined herein have the meanings set forth in the LLC Agreement (as defined below).

RECITALS:

WHEREAS, the Company, Bristol Luxury Group, LLC and Sugarfina, Inc. entered into that certain Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC, dated as of October 31, 2019 (the "***LLC Agreement***");

WHEREAS, pursuant to Section 14.2 of the LLC Agreement, the LLC Agreement may be amended by the Company with the written consent of Members owning more than fifty percent (50%) of the Voting Units; and

WHEREAS, on or prior to the date hereof, Members owning more than fifty percent (50%) of the Voting Units have approved this Amendment to be implemented and reflected in a writing executed by an Officer.

NOW, **THEREFORE**, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned, acting on behalf of the Company pursuant to the approval of Members owning more than fifty percent (50%) of the Voting Units, hereby agrees as follows:

1.   **Amendments**.

(a)   The following definitions are hereby added to Section 1.1 of the LLC Agreement immediately after the definition of "Pre-emptive Member":

"***"Preferred Capital Value"*** means, for any Preferred Unit at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such Preferred Unit.

"Preferred Holder" means any Holder owning Preferred Units, in such Holder's capacity as such.

"Preferred Unit" means any Unit designated as such on Exhibit A.

131

"Preferred Unpaid Yield" means, for any Preferred Unit at any time, the amount equal to the excess, if any, of (a) the aggregate Preferred Yield accrued on such Preferred Unit as of such time, over (b) the aggregate amount of all distributions made by the Company in respect of such Preferred Unit pursuant to Section 5.1(a) prior to such time.

"Preferred Unreturned Capital Value" means, for any Preferred Unit at any time, the amount of the Preferred Capital Value for such Preferred Unit, reduced by the aggregate amount of all distributions made by the Company in respect of such Preferred Unit pursuant to Section 5.1(b) prior to such time.

"Preferred Yield" means, for any Preferred Unit at any time, the amount accrued as of such time in respect of such Preferred Unit (commencing with respect to such Preferred Unit on the date the Company issues or issued such Preferred Unit) at a rate of 12% per annum, compounded monthly, on the Preferred Unreturned Capital Value from time to time for such Preferred Unit through such time and 14% per annum, compounded monthly, on the Preferred Unpaid Yield from time to time on such Preferred Unit accumulated for all prior monthly compounding periods."

(b)   The definition of "Units" in Section 1.1 of the LLC Agreement is hereby amended and restated in its entirety as follows:

""*Unit*" means any unit associated with any Membership Interest under this Agreement, including but not limited to, any Preferred Unit, Common Unit or Incentive Unit."

(c)   Section 5.1 of the LLC Agreement is hereby amended and restated in its entirety as follows:

"**Section 5.1   General**. Subject to the Delaware Act, other applicable law, and Section 5.2 and Section 5.3, as determined by the Board in its sole discretion from time to time, the Company may make distributions of Available Cash to the Preferred Holders, Common Holders and Incentive Unit Holders in the following manner:

(a)   first, to the Preferred Holders pro rata in proportion to their holdings of Preferred Units, until distributions under this Section 5.1(a) equal the Preferred Unpaid Yield in respect of all the Preferred Units owned by the Preferred Holders as of the distribution;

(b)   second, to the Preferred Holders pro rata in proportion to their holdings of Preferred Units, until the Preferred Unreturned Capital Value in respect of all the Preferred Units owned by the Preferred Holders as of the time of such distribution has been reduced to zero;

(c)   third, any remaining amounts to the Common Holders and Incentive Unit Holders pro rata in proportion to their aggregate respective holdings of Common Units and Incentive Units treated as one class of Units."

(d)   Exhibit A to the LLC Agreement is hereby deleted and replaced in its entirety with <u>Exhibit A</u> attached hereto.

2.   Limited Effect. Except as expressly provided in this Amendment, the LLC Agreement shall remain unmodified and in full force and effect.

3.   Entire Agreement. This Amendment, the LLC Agreement and those documents expressly referred to herein and therein and the other documents entered into in connection herewith or therewith set forth the entire agreement among the parties hereto and thereto with respect to the subject matter hereof and thereof, and supersede any prior understandings or agreements among the parties hereto and thereto, written or oral, with respect to the subject matter hereof and thereof.

4.   Counterparts. This Amendment may be executed by the parties hereto by facsimile or other similar electronic signatures and in any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[Signature pages follow.]

       IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first written above.

COMPANY:

SUGARFINA HOLDINGS LLC

By: /s/ Scott LaPorta
Name: Scott LaPorta
Title: Chief Executive Officer

EXHIBIT A

Holder Name	Holder Address	Preferred Units	Common Units* [Excluded Common Units]	Capital Contribution	Incentive Units*
Bristol Luxury Group, LLC	Bristol Luxury Group, LLC 662 N. Sepulveda Blvd., Suite 300 Los Angeles, CA 90049 Attention: Paul L. Kessler E-mail: pkessler@bristolcompanies .net with a copy to: Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, NY 10019 Attention: Thomas J. Fleming E-mail: tfleming@olshanlaw.com and Attention: Adam H. Friedman E-mail: afriedman@olshanlaw.com	800,000	1,000[0]	See Section 9.4	0[0]
TOTAL		800,000	1,000[0]	Total of above amounts	0[0]

* as such number may be adjusted for any splits, distributions, combinations, recapitalizations or the like.

ERROR! UNKNOWN DOCUMENT PROPERTY NAME.

EXHIBIT F

EXCHANGE AGREEMENT

This Exchange Agreement (this "Agreement") is made and entered into as of April 30, 2021, but is effective as of September 26, 2020 (the "Effective Date"), by and between Sugarfina Holdings LLC, a Delaware limited liability company (the "Company"), and Bristol Luxury Group, LLC, a Delaware limited liability company ("BLG").

RECITALS

WHEREAS, BLG holds a Senior Secured Note, dated October 19, 2019, issued by the Company (the "Note"); and

WHEREAS, BLG desires to exchange on the Effective Date a portion of the outstanding principal and accrued interest on the Note equal to $8,000,000 in the aggregate (including $6,289,953.71 in outstanding principal and $1,710,046.29 in accrued interest) (the "Debt") for 800,000 Preferred Units of the Company (the "Preferred Units"), on the terms and conditions set forth in this agreement.

NOW, THEREFORE, in consideration of the promises and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   Exchange of Preferred Units. As of the Effective Date, the Company shall issue to BLG, and BLG agrees to acquire from the Company, the Preferred Units in exchange for the Debt.

2.   Further Assurances. BLG and the Company agree to promptly execute and deliver, or cause to be executed and delivered, all such documents, instruments and certificates and shall take, or cause to be taken, all such further or other actions as are reasonably necessary to evidence and effectuate the transactions contemplated by this Agreement.

3.   Representations. BLG hereby represents:

(a)   It will acquire the Preferred Units for its own account for the purpose of investment and not with a view to the distribution or resale thereof.

(b)   It has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring the Preferred Units.

(c)   It understands that such Preferred Units have not been registered under the Securities Act of 1933 (the "Act") or under any state securities law or blue sky law of any jurisdiction ("Blue Sky Laws") and, therefore, none of the Preferred Units can be sold, assigned, transferred, pledged or otherwise disposed of without registration under the Act and under applicable Blue Sky Laws or unless an exemption from registration thereunder is available, and it shall not sell, assign, transfer, pledge or otherwise dispose of any Preferred Units (or any interest therein) without registration under the Act and under applicable Blue Sky Laws or unless an exemption from registration thereunder is available.

4.   Binding Effect. This Agreement will be binding upon and will inure to the benefit of the parties hereto and their successors and respective assigns.

5.   No Third-Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and their respective successors and permitted assigns and shall not be deemed to confer upon or give any other third party any remedy, claim, cause of action or other right.

6.   Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

7.   Counterparts. This Agreement may be executed in counterparts (including by means of facsimile or other electronic transmission), each of which shall be deemed an original, and all of which taken together shall constitute one and the same agreement.

8.   Entire Agreement. This Agreement and each of the documents expressly referred to herein embody the complete agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or between the parties hereto, written or oral, which may have related to the subject matter hereof in any way.

9.   Amendment. This Agreement may not be altered, modified or amended except by a written instrument signed by each of the parties hereto.

The undersigned have executed this Agreement as of the date first above written.

SUGARFINA HOLDINGS LLC

By: /s/ Scott LaPorta
Name: Scott LaPorta
Title: Chief Executive Officer

BRISTOL LUXURY GROUP, LLC

By: /s/ Paul L. Kessler
Name: Paul L. Kessler
Title: Manager

By: /s/ Diana Derycz-Kessler
Name: Diana Derycz-Kessler
Title: Manager

By: /s/ Scott LaPorta
Name: Scott LaPorta
Title: Manager

Signature Page to Exchange Agreement

3

EXHIBIT G

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR EVIDENCE REASONABLY SATISFACTORY TO THE MAKER THAT SUCH REGISTRATION IS NOT REQUIRED.

Up to $15,000,000.00   **October 31, 2019**

SECURED PROMISSORY NOTE

FOR VALUE RECEIVED, and subject to the terms and conditions set forth herein, SUGARFINA HOLDINGS LLC, a Delaware limited liability company (the "**Maker**"), hereby unconditionally promises to pay to the order of BRISTOL LUXURY GROUP LLC or its assigns (the "**Noteholder,**" and together with the Maker, the "**Parties**"), up to $15,000,000, together with all accrued interest thereon, as provided in this Promissory Note (the "**Note,**" as the same may be amended, restated, supplemented, or otherwise modified from time to time in accordance with its terms). Within the limits of the $15,000,000 aggregate maximum principal amount hereunder, Maker may borrow, prepay and reborrow funds under this Note in one or more loans (each a "**Loan**"). Maker may borrow Loans hereunder up to the maximum amount by giving written notice of a proposed borrowing, and the requested amount thereof to the Noteholder, pursuant to which requests the Noteholder may make the requested Loans or decline to extend such requested Loans, in Noteholder's sole discretion, provided that any Loan made hereunder shall be subject to the terms of that certain Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC, dated as of October 31, 2019, by and among Sugarfina Holdings LLC, Bristol Luxury Group, LLC and Sugarfina, Inc. (the "**LLCA**").

1.   Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

"**Applicable Rate**" means the rate equal to 12.0% per annum, calculated in accordance with Section 4.4.

"**Business Day**" means a day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to close.

"**Default**" means any of the events specified in Section 7 which constitute an Event of Default or which, upon the giving of notice, the lapse of time, or both, pursuant to Section 7 would, unless cured or waived, become an Event of Default.

"**Default Rate**" means, at any time, the Applicable Rate plus 2.0%.

"**Event of Default**" has the meaning set forth in Section 7

"**Governmental Authority**" means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal, or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank, or other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of, or pertaining to, government (including any supranational bodies, such as the European Union or the European Central Bank).

"**Interest Payment Date**" means the last day of each month commencing on the first such date to occur after the execution of this Note.

"**Law**" as to any Person, means the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law (including common law), statute, ordinance, treaty, rule, regulation, order, decree, judgment, writ, injunction, settlement agreement, requirement or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"**Lien**" means any mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge, or other security interest.

"**Loan**" has the meaning set forth in the introductory paragraph.

"**Maker**" has the meaning set forth in the introductory paragraph.

"**Maturity Date**" means the earlier of (a) May 1, 2021 and (b) the date on which all amounts under this Note shall become due and payable pursuant to Section 8.

"**Note**" has the meaning set forth in the introductory paragraph.

"**Noteholder**" has the meaning set forth in the introductory paragraph.

"**Order**" as to any Person, means any order, decree, judgment, writ, injunction, settlement agreement, requirement, or determination of an arbitrator or a court or other Governmental Authority, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

"**Parties**" has the meaning set forth in the introductory paragraph.

"**Person**" means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, Governmental Authority, or other entity.

"**Security Agreement**" means the Security Agreement, dated as of the date hereof, by and between the Maker and Noteholder, as the same may be amended, restated, supplemented, or otherwise modified from time to time in accordance with its terms.

2.   Final Payment Date; Optional Prepayments.

2.1   Final Payment Date. The aggregate unpaid principal amount of the Loan, all accrued and unpaid interest, and all other amounts payable under this Note shall be due and payable on the Maturity Date, unless otherwise provided in Section 8.

2.2   Optional Prepayment. The Maker may prepay the Loan in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment. Any amounts prepaid hereunder may be reborrowed by Maker.

3.   Security Agreement.

3.1   Security Agreement. The Maker's performance of its obligations hereunder is secured by a first priority security interest in the collateral specified in the Security Agreement.

4.   Interest.

4.1   Interest Rate. Except as otherwise provided herein, the outstanding principal amount of the Loans made hereunder shall bear interest on a daily basis at the Applicable Rate of interest provided for herein, in accordance with Section 4.4, from the date the Loan was made until the Loan is paid in full, whether at maturity, upon acceleration, by prepayment, or otherwise. The amount of interest so accrued shall be paid in arrears by the Maker to the Noteholder on the Interest Payment Date in cash or in-kind, at the Maker's election in its sole discretion (and shall be deemed paid in-kind if not otherwise paid in cash on or before the last day of each month), through the increase of the aggregate outstanding principal amount hereunder by the amount of such interest paid in-kind; provided that all such capitalized amounts of interest paid in-kind shall accrue interest at a rate equal to Default Rate.

4.2   Interest Payment Dates. Interest shall be payable monthly in arrears to the Noteholder on each Interest Payment Date.

4.3   Default Interest. If any amount payable hereunder is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration, or otherwise, such overdue amount shall bear interest at the Default Rate from the date of such non-payment until such amount is paid in full.

4.4   Computation of Interest. All computations of interest shall be made on the basis of 365 or 366 days, as the case may be and the actual number of days elapsed. Interest shall accrue on the Loan on the day on which such Loan is made, and shall not accrue on the Loan on the day on which it is paid.

4.5   Interest Rate Limitation. If at any time and for any reason whatsoever, the interest rate payable on the Loan shall exceed the maximum rate of interest permitted to be charged by the Noteholder to the Maker under applicable Law, such interest rate shall be reduced automatically to the maximum rate of interest permitted to be charged under applicable Law.

5.   Payment Mechanics.

5.1   Manner of Payment. All payments of interest and principal shall be made in lawful money of the United States of America no later than 5:00 p.m. Pacific Time on the date on which such payment is due by wire transfer of immediately available funds to the Noteholder's account at a bank specified by the Noteholder in writing to the Maker from time to time.

5.2   Application of Payments. All payments made hereunder shall be applied first to the payment of any fees or charges outstanding hereunder, second to accrued interest, and third to the payment of the principal amount outstanding under the Note.

5.3   Business Day Convention. Whenever any payment to be made hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension will be taken into account in calculating the amount of interest payable under this Note.

5.4   Evidence of Debt. Noteholder is hereby authorized by Maker to enter and record on Schedule 1 attached hereto the amount and date of each Loan made under this Note and each payment of principal thereon without any further authorization on the part of Maker or any endorser or guarantor of this Note. The entry of a Loan advance or principal payment on Schedule 1 shall be prima facie and presumptive evidence of the amount and date thereof. Noteholder shall deliver a copy of Schedule 1 to Maker after making any entry thereon, and Noteholder hereby waives any defect in, or objection to, such schedule which has been delivered to it by Noteholder unless written notice of such defect or objection is given to Noteholder within fifteen (15) Business Days after such copy of Schedule 1 is delivered to Maker. Notwithstanding the foregoing, Noteholder's failure to make an entry in Schedule 1 or to deliver a copy of the Schedule 1 to Maker shall not limit or otherwise affect the obligations of Maker or any endorser or guarantor of this Note.

6.   Representations and Warranties. The Maker hereby represents and warrants to the Noteholder on the date hereof as follows:

6.1   Existence. The Maker is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its jurisdiction of organization.

6.2   Power and Authority. The Maker has the power and authority, and the legal right, to execute and deliver this Note and the Security Agreement and to perform its obligations hereunder and thereunder.

6.3   Authorization; Execution and Delivery. The execution and delivery of this Note and the Security Agreement by the Maker and the performance of its obligations hereunder and thereunder have been duly authorized by all necessary limited liability action in accordance with all applicable Laws. The Maker has duly executed and delivered this Note and the Security Agreement.

6.4   No Approvals. No consent or authorization of, filing with, notice to, or other act by, or in respect of, any Governmental Authority or any other Person is required in order for the Maker to execute, deliver, or perform any of its obligations under this Note or the Security Agreement.

6.5   No Violations. The execution and delivery of this Note and the Security Agreement and the consummation by the Maker of the transactions contemplated hereby and thereby do not and will not (a) violate any provision of the Maker's organizational documents; (b) violate any Law or Order applicable to the Maker or by which any of its properties or assets may be bound; or (c) constitute a default under any material agreement or contract by which the Maker may be bound.

6.6   Enforceability. Each of the Note and the Security Agreement is a valid, legal, and binding obligation of the Maker, enforceable against the Maker in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

7.   <u>Events of Default</u>. The occurrence of any of the following shall constitute an Event of Default hereunder:

7.1   <u>Failure to Pay Principal</u>. The Maker fails to pay any principal amount of the Loan when due.

7.2   <u>Bankruptcy</u>.

(a)   the Maker commences any case, proceeding, or other action (i) under any existing or future law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts, or (ii) seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or any substantial part of its assets, or the Maker makes a general assignment for the benefit of its creditors;

(b)   there is commenced against the Maker any case, proceeding, or other action of a nature referred to in Section 7.2(a) above which (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains undismissed, undischarged, or unbonded for a period of 30 days;

(c)   there is commenced against the Maker any case, proceeding, or other action seeking issuance of a warrant of attachment, execution, or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within 30 days from the entry thereof;

(d)   the Maker takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in Section 7.2(a), Section 7.2(b), or Section 7.2(c) above; or

(e)   the Maker is generally not, or is unable to, or admits in writing its inability to, pay its debts as they become due.

7.3   <u>Default on Other Obligations</u>. The Maker shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $1,000,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

7.4   <u>Change of Control</u>. The Maker shall be party to any change of control transaction wherein Noteholder shall no longer own the majority of the common stock of the Maker, or a net asset disposition transaction whereby the Maker sells, disposes, or otherwise liquidates greater than 30% of its assets;

7.5   <u>Dissolution or Winding Up</u>. There shall be any dissolution, liquidation or winding up by Maker, of a substantial portion of their business;

7.6   <u>Cessation of Operations</u>. There shall be any cessation of operations by the Maker.

8.   <u>Remedies</u>. Upon the occurrence of an Event of Default and at any time thereafter during the continuance of such Event of Default, the Noteholder may at its option, by written notice to the Maker (a) declare the entire principal amount of this Note, together with all accrued interest thereon and all other amounts payable hereunder, immediately due and payable and/or (b) exercise any or all of its rights, powers, or remedies under the Security Agreement or applicable law; *provided, however* that, if an Event of Default described in Section 7.2 shall occur, the principal of and accrued interest on the Loan shall become immediately due and payable without any notice, declaration, or other act on the part of the Noteholder.

9.   <u>Miscellaneous</u>.

9.1   <u>Notices</u>.

(a)   All notices, requests, or other communications required or permitted to be delivered hereunder shall be delivered in writing, in each case to the address specified below or to such other address as such Party may from time to time specify in writing in compliance with this provision:

(i)   If to the Maker:

Sugarfina Holdings LLC
662 N. Sepulveda Blvd., Suite 300
Los Angeles, CA 90049
Attention: Paul L. Kessler
E-mail: pkessler@bristolcompanies.net
        and
Attention: Diana Derycz-Kessler
E-mail: diana@bristolcompanies.net

(ii)   If to the Noteholder:

Bristol Luxury Group, LLC
662 N. Sepulveda Blvd., Suite 300
Los Angeles, CA 90049
Attention: Paul L. Kessler
E-mail: pkessler@bristolcompanies.net
        and
Attention: Diana Derycz-Kessler
E-mail: diana@bristolcompanies.net

(b)   Notices if (i) delivered by hand or overnight courier service shall be deemed to have been given when received; and (ii) sent by email shall be deemed received upon the sender's receipt of an acknowledgment from the intended recipient (such as by the "return receipt requested" function, as available, return email, or other written acknowledgment).

9.2   Expenses. The Maker shall reimburse the Noteholder on demand for all reasonable and documented out-of-pocket costs, expenses, and fees (including reasonable expenses and fees of its external counsel) incurred by the Noteholder in connection with the transactions contemplated hereby, including the negotiation, documentation, and execution of this Note and the Security Agreement and the enforcement of the Noteholder's rights hereunder and thereunder.

9.3   Governing Law. This Note and any claim, controversy, dispute, or cause of action (whether in contract or tort or otherwise) based upon, arising out of, or relating to this Note, the Security Agreement, and the transactions contemplated hereby and thereby, shall be governed by the laws of the State of New York. The prevailing party in any action arising out of or resulting from this Note shall be entitled to recover attorneys' fees and costs from the non-prevailing party.

9.4   Submission to Jurisdiction.

(a)   The Maker hereby irrevocably and unconditionally (i) agrees that any legal action, suit, or proceeding arising out of or relating to this Note or the Security Agreement may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York and (ii) submits to the jurisdiction of any such court in any such action, suit, or proceeding. Final judgment against the Maker in any action, suit, or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment.

(b)   Nothing in this Section 9.4 shall affect the right of the Noteholder to (i) commence legal proceedings or otherwise sue the Maker in any other court having jurisdiction over the Maker or (ii) serve process upon the Maker in any manner authorized by the laws of any such jurisdiction.

9.5   Venue. The Maker irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Note or the Security Agreement in any court referred to in Section 9.4(b) and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

9.6   Waiver of Jury Trial. THE MAKER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS NOTE, THE SECURITY AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY.

9.7   Counterparts; Integration; Effectiveness. This Note, the Security Agreement, and any amendments, waivers, consents, or supplements hereto may be executed in counterparts, each of which shall constitute an original, but all taken together shall constitute a single contract. This Note and the Security Agreement constitutes the entire contract between the Parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect thereto. Delivery of an executed counterpart of a signature page to this Note by facsimile or in electronic (i.e., "pdf" or "tif") format shall be effective as delivery of a manually executed counterpart of this Note or the Security Agreement, as applicable.

9.8   Successors and Assigns. This Note may be assigned, transferred, or negotiated by the Noteholder to any Person, at any time, without notice to or the consent of the Maker. The Maker may not assign or transfer this Note or any of its rights hereunder without the prior written consent of the Noteholder. This Note shall inure to the benefit of and be binding upon the parties hereto and their permitted assigns.

9.9 Waiver of Notice. The Maker hereby waives presentment, demand for payment, protest, notice of dishonor, notice of protest or nonpayment, notice of acceleration of maturity, and diligence in connection with the enforcement of this Note or the taking of any action to collect sums owing hereunder.

9.10 Amendments and Waivers. No term of this Note may be waived, modified, or amended except by an instrument in writing signed by both of the parties hereto, and no material amendment of this Note shall be subject to the additional consent of the Majority Member and the Minority Member (as such terms are defined in the LLCA). Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

9.11 Headings. The headings of the various Sections and subsections herein are for reference only and shall not define, modify, expand, or limit any of the terms or provisions hereof.

9.12 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Noteholder, of any right, remedy, power, or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. The rights, remedies, powers, and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers, and privileges provided by law.

9.13 Severability. If any term or provision of this Note or the Security Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Note or the Security Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Maker has executed this Note as of October 31, 2019.

SUGARFINA HOLDINGS, LLC

By /s/ Paul Kessler
Name: Paul Kessler
Title: Co-Chief Executive Officer

SCHEDULE 1

Loans and Payments

Date of Loan	Amount of Loan	Amount of Principal Converted to Series A Preferred Stock	Amount of Principal Paid	Unpaid Principal Amount of Note	Name of Person Making the Notation
October 31, 2019	$ 10,000,000.00	$ 4,193,302.47		$ 5,806,697.53	Paul Kessler
October 31, 2019	$ 5,000,000.00	$ 2,096,651.24		$ 2,903,348.76	Paul Kessler

EXHIBIT H

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY OPENDEAL PORTAL LLC DBA REPUBLIC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION,

INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Sugarfina Corporation
        1700 E Walnut Ave., Suite 500
        El Segundo, CA 90245

Ladies and Gentlemen:

1. Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Common Stock (the "Securities"), of Sugarfina Corporation, a Delaware C Corporation (the "Company"), at a purchase price of $10.00 per share of Common Stock (the "Per Security Price"), upon the terms and conditions set forth herein. The minimum subscription is $500.00. The rights of the Securities are as set forth in the Company's Conformed Copy of Certificate of Incorporation, Certificate of Correction to Certificate of Incorporation, the Bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Securities sold shall not exceed 500,000 (the "Oversubscription Offering"), plus 50,000 Bonus Shares. The Company may accept subscriptions until April 30, 2022, (the "Offering Deadline"). Providing that subscriptions for 2,500 Securities are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by Prime Trust LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by StartEngine Secure LLC, (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.
The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.
(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2020, and December 31, 2019, and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Memorandum and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Windes, Inc., which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Memorandum, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)As part of an offering registered under the Securities Act with the SEC; or

(iv)To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,200; or

(iii)Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $107,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the**

transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g)   Company Information. Subscriber has read the Offering Memorandum. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Memorandum. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Proxy
(a) The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities held of record by the Subscriber (including any shares of the Company's capital stock that the Subscriber may acquire in the future), (ii) give and receive notices and communications, (iii) execute

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any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Securities Exchange Act covering the Common Stock, or five years after the execution of this Subscription Agreement. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(e) If any provision of this Proxy or any part of any this Section 5 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

        If to the Company, to:

        If to a Subscriber, to Subscriber's address as shown on the signature page hereto

        or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(d), 4(f), 5, 7 and 8, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

SUGARFINA CORPORATION
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Sugarfina Corporation, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of shares of Common Stock the undersigned hereby irrevocably subscribes for is:

_____
(print number of Securities)

Bonus Shares are not shown above. The Transfer Agent will reflect the Subscriber's Bonus Shares on the Company's cap table and send notice to the Subscriber.

(b)   The aggregate purchase price (based on a purchase price of $10.00 per Security) for the Common Stock the undersigned hereby irrevocably subscribes for is:

$_____
(print aggregate purchase price)

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

_____
(print name of owner or joint owners)

	If the Securities are to be purchased in joint names, both Subscribers must sign:
_____ __ Signature	_____ ___ Signature
_____ __ Name (Please Print)	_____ ___ Name (Please Print)
_____ __ Email address	_____ ___ Email address
_____ __ Address	_____ ___ Address

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_____

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_____

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Telephone Number

_____

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Social Security Number/EIN

_____

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Date

_____

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_____

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Telephone Number

_____

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Social Security Number

_____

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Date

*   *   *   *   *

This Subscription is accepted
on _____, 2021

Sugarfina Corporation

By: _____
              Name: Scott LaPorta
              Title: Chief Executive Officer

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section

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2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

(i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

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(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;
(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.
(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;
(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
    (i) With assets under management in excess of $5,000,000,
    (ii) That is not formed for the specific purpose of acquiring the securities offered, and
    (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT I

CAMPAIGN PAGE MATERIALS



Company Name	Sugarfina Corporation
Logo	
Headline	Artisanal, luxury candy and sweet experiences for grown ups.
Hero Image	
Tags	B2C, CPG, Food & beverage, $10M+ raised, $10M+ revenue
Pitch text	

Summary

- Approximately $25M revenue in 2020
- Significant domestic and international distribution expansion opportunity
- 50+ patents, trademarks and copyrights
- PR coverage: USA Today, People, Us Weekly, Forbes, E! and Food & Wine
- 25 boutiques, 2,000+ wholesale partners, 1,300+ corporate & event clients
- Collaborations with Casamigos, Tito's, Hampton Water Rosé and The Simpsons

Problem

Why can't candy be luxurious and playful?

In the $42B US confectionery market, something has been conspicuously lacking—imagination. Leading brands still box themselves into one of two categories: their products are either just chocolate, or they're just for kids.

Where's the household name synonymous with fun, artisanal sweets that excite the senses? Where's the candy brand for grown ups?

Solution

A candy boutique for grown-ups

Sugarfina is a candy brand for the adult palate, combining high quality, luxury candy with a fun and engaging aesthetic. We have created a new space in the luxury confections market, and continue to redefine what it means to be a luxury candy brand.

Partnering with artisan candy makers from around the world, we create a wide range of products that offer something for everyone: from gummies to cordials, cocktail-infused candies, and chocolate bars.

We have a uniquely fresh approach to gourmet confections, which has attracted a loyal, coveted customer who is fashion-forward, influential, and seeks luxury products that speak to her lifestyle.



Product

Must-have products wrapped in luxurious packaging

Our candy is both a delicious treat and a sight to behold, thanks to our in-house creative and design teams and unwavering commitment to quality. We are constantly innovating with unique, on-trend products and flavors.

We also feature collaborations with food & beverage, entertainment, and lifestyle brands to create must-have, newsworthy, and shareable products and experiences:

- Hampton Water Rosé™

- The Simpsons™

- Pressed Juicery™

- Alfred Coffee & Kitchen™

- Tito's® Handmade Vodka

- Casamigos®

- Hello Kitty®

One of our signature offerings is the Candy Bento Box®. This patented packaging system allows for a totally customizable "Design Your Own Candy Bento Box®" experience, both online and in-store.

Traction

~$25M revenue in 2020

E-commerce is our fastest-growing sales channel as we market to our extensive customer list and attract new customers every day. In addition to our own e-store, Sugarfina products are sold through Amazon® and Rakuten®—one of the largest e-commerce sites in Japan.

We've established **25 retail boutiques** throughout North America, and 2 in Hong Kong. Our **2,000+ wholesale partners** include gourmet grocery stores, online retailers, specialty gift stores, and prestige department stores like Bloomingdale's® and Nordstrom®.

Customers

PR and social media drive brand fame


sugarfina
sugarfina
Message
2,829 posts
255k followers
107 following
Sugarfina
A luxury candy boutique
Shipping to U.S. & Canada
Tag your sweets #sugarfina
linktr.ee/sugarfina

Sugarfina has a thriving social media presence with **340K+ followers** across all our social media channels, including customers, celebrities, and influencers.

90% of our customers are women, which informs key aspects of our product and marketing strategy:



- Create content that resonates with fashionable, influential women
- Develop products and design packaging with playful and colorful aesthetics
- Focus on self-purchase as well as gift-giving

We've received incredible PR coverage from **Us Weekly, People Magazine, USA Today, Forbes, Real Simple, Food Network, Food & Wine, E! Entertainment, and so much more!** Sugarfina was also awarded Best Rosé Candy by Cosmopolitan Magazine in 2020 in their Wine Awards.

Business Model

Five complementary sales channels

Our diversified business model is invaluable for protecting and expanding our market share. Our omni-channel approach generates revenue from five main channels:

- 34.1% from e-commerce (our highest-growth channel)

- 18.8% from our 25 retail locations in North America

- 37.9% from over 2,000 prestige wholesalers like Nordstrom®, Bloomingdales®, Paper Source®, and high-end specialty grocers around the US and Canada.

- 6.8% from custom corporate gifting in over 1,300 corporate and event clients

- 2.4% from international sales (in Hong Kong, Australia, South Korea, Spain, and Japan)

Approximately 50% of our 2020 sales came from direct-to-consumer e-commerce and retail channels.



Market

Room to grow

Industry analysts valued the global confectionery market at $190B in 2018, and project growth to **$245B by 2026**. Sugarfina has gained significant share within the $42B U.S. market, and is poised for continued expansion internationally.

Competition

Leading with confidence in the luxury candy segment

Sugarfina's broad intellectual property portfolio provides a strong and protected competitive advantage in the market.

- Established brand identity as the leader in the luxury candy space
- 50+ patents, trademarks, and copyrights on our branding and packaging
- In-house creative and design teams are responsive and secure
- Robust supply chain, inventory management, and shipping processes
- Recently opened new centralized operations center enabling sales distribution expansion
- International and domestic network of artisanal candy makers with proprietary formulas and ingredients


INTELLECTUAL PROPERTY PROTECTION
A robust IP portfolio protects the iconic Sugarfina brand identity
• 25+ U.S. designs patent registrations and allowances
• 25+ U.S. trademark registrations and allowances
• 189 Worldwide trademark registrations and allowances
• 7 U.S. copyright registrations
• Trademark and patent registrations in 28 international jurisdictions
3-Piece Bento Box
Cube and Label
2 Cubes Adjacent
Pop-Up Box with Drawer
4-Piece Bento Box
8-Piece Bento Box
Bento Box with Label Band

Vision

Nonstop innovation, worldwide distribution

In addition to expanding our ever-growing list of products—such as our new Spa, Tropical, and Hampton Water® Rosé Collections—we are continuously **scaling distribution.**

Our near-term plans include:

- Expanding onto **Amazon® USA** and **Rakuten® Japan**
- Growing our specialty grocery store accounts
- Opening select retail stores in strategic locations throughout the US
- Ramping up distribution at our **new centralized Las Vegas facility** to meet increasing product demand

We are also exploring further **wholesale expansion into Europe and Southeast Asia**, as well as into the UK and the Middle East.

Through all this, we will continue to invest in digital marketing to continue scaling our higher margin and higher growth eCommerce business.

Investors



Board member Diana Derycz Kessler has 20 years of experience serving as a principal investor in Bristol Capital Advisors, with investments in growing public and private companies in a variety of sectors. She holds a Law Degree from Harvard Law School and a Master's Degree from Stanford University.



Board member Paul Kessler is Principal, Portfolio Manager and Founder of Bristol Capital Advisors and has extensive experience with emerging growth companies and plays an active role in guiding both company boards and executives. He is well versed at identifying deep value activist opportunities and has overseen over 650 investment transactions.

The net proceeds from this offering will be used to accelerate our growth rate as a function of having additional capital to invest in product development, marketing, sales initiatives, and working capital. These plans include potentially acquiring incremental complimentary consumer lifestyle brands depending on market conditions. The acquisition of incremental brands is partially contingent upon raising additional capital.

Leadership

100+ years of combined experience in building aspirational consumer brands

Our team of industry veterans draws on a well of experience from the confectionery, finance, entertainment, luxury goods, and logistics industries.



CEO and Co-Investor, Scott LaPorta has a proven record of developing under-managed businesses into high growth enterprises. He raised over $30 billion of capital, and led or co-led over $10 billion of M&A activity, as a CFO of companies in the hospitality, lodging, and casino industries. Scott took on a turnaround role at Levi Strauss that included leading strategy, planning, and restructuring, and ran three divisions of the company. He also led the commercialization, growth, and eventual sale of Bolthouse Farms with a category-leading exit.

Team

 Scott LaPorta   CEO and Co-Investor

 Diana Derycz Kessler   Board Member

 Paul Kessler   Board Member

 Ryan Nelson   VP of Direct to Consumer Sales

 Debra Allen   VP of Human Resources

 Brian Garrett   VP of Finance

 Juliette Kim   VP of Marketing

 Fiona Revic   Corporate Counsel

 David Cruz   Senior Director Sales, Wholesale & Corporate Gifting

 Jessica Saylor   Senior Director, Wholesale Sales

 Roy Olson   Director of Operations

Perks

FAQ